As confidentially submitted to the U.S. Securities and Exchange Commission on August 18, 2023

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LZ Technology Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 59-2, Wanghai Street, Siming District,

Xiamen, Fujian Province, People’s Republic of China, 361008

+86 18605929066

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[    ]

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin (Qixiang) Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED [     ]

LZ Technology Holdings Limited

[   ] Class B Ordinary Shares

This is the initial public offering, on a firm commitment basis, of [__] Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of LZ Technology Holdings Limited, a Cayman Islands exempted company with substantially all of its operations in China, through its subsidiary, Lianzhang Portal Network Technology Co., Ltd., a company incorporated on September 10, 2014 in China. Throughout this prospectus, unless the context indicates otherwise, references to “LZ Technology” refer to LZ Technology Holdings Limited, the Cayman Islands holding company, and references to “we,” the “Company” or “our company” are to the combined business of LZ Technology and its consolidated subsidiaries.

We anticipate that the initial public offering price per Class B Ordinary Share will be between $[   ] and $[    ].

Our issued and outstanding share capital consists of Class A ordinary shares, par value 0.0001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares. Class A Ordinary Shares are entitled to ten (10) votes per share. Class B Ordinary Shares are entitled to one (1) vote per share. Pursuant to the Company’s current memorandum and articles of association, Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. The post offering memorandum and articles of association that will become effective and replace the current memorandum and articles of association immediately prior to the completion of this offering, will make Class A Ordinary Shares convertible at the option of the holder into Class B Ordinary Shares on a 1:1 basis. Class A Ordinary Shares and Class B Ordinary Shares, collectively, are referred to as “Ordinary Shares” in this prospectus.

Prior to this offering, there has been no public market for either our Class A Ordinary Shares or Class B Ordinary Shares. We intend to apply for listing the Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ].” We believe that upon the completion of this offering, we will meet the standards for listing the Class B Ordinary Shares on the Nasdaq Capital Market. We cannot guarantee that we will be successful in listing the Class B Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless the Class B Ordinary Shares are so listed.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings. As of the date of this prospectus, our founder and Chairman, Mr. Andong Zhang, the beneficial owner of all of our outstanding Class A Ordinary Shares and 26,807,883 Class B Ordinary Shares, held approximately 81.70% of the voting power of our outstanding share capital. Following this offering, taking into consideration the Class B Ordinary Shares expected to be offered hereby, Mr. Andong Zhang will retain controlling voting power in the Company based on having approximately [ ]% (or approximately [ ]% if the underwriters exercise the over-allotment option in full) of all voting rights and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As a “controlled company,” we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market although we do not intend to avail ourselves of these exemptions. See “Prospectus Summary—Implications of Being an Emerging Growth Company,” “Prospectus Summary—Implications of Being a Foreign Private Issuer” and “Prospectus Summary—Implications of Being a Controlled Company.”

INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF LZ Technology, A CAYMAN ISLANDS HOLDING COMPANY, RATHER THAN SECURITIES OF LZ Technology’s SUBSIDIARIES THAT CONDUCT SUBSTANTIVE BUSINESS OPERATIONS IN CHINA. This structure involves unique risks to investors aND investors may never hold equity interests in the Chinese operating companies. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in OUR operations and/or a material change in the value of the securities WE are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors—Risks Related to Doing Business in China” beginning on page 3. LZ Technology is not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. Because LZ Technology has no material operations of its own, we conduct all of our operations through the operating entities established in China, or the PRC, primarily Lianzhang Portal Network Technology Co., Ltd. (“Lianzhang Portal”), LZ Technology’s 93.70% owned indirect subsidiary and Lianzhang Portal’s subsidiaries. All of our subsidiaries are controlled by LZ Technology through direct or indirect equity ownership and we do not have a variable interest entities (“VIE”) structure. For a description of our corporate structure, see “Our Corporate History and Structure” beginning on page 8.

You are specifically cautioned that there are significant legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and applicable PRC and United States regulations, which risks could result in a material change in our operations and/or cause the value of the Class B Ordinary Shares to significantly decline or become worthless and affect LZ Technology’s ability to offer or continue to offer its securities to investors. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our PRC subsidiaries’ operations at any time. Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers, including without limitation, the cybersecurity review and regulatory review requirements for overseas listing by Chinese companies, whether or not through an offshore holding company. The PRC government also initiated a series of actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listing Rules”), which came into effect on March 31, 2023. We are required to make a filing with the CSRC for this offering under the Trial Measures. We will not complete this offering until we have completed our filing with the CSRC. Notwithstanding the foregoing, as of the date of this prospectus, according to our PRC counsel, no other relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. See “Risk Factors—Risks Related to Doing Business in China” beginning on page 20 of this prospectus for a discussion of these legal and operational risks that should be considered before making a decision to purchase the Class B Ordinary Shares.

Furthermore, as more stringent standards have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, LZ Technology’s securities may be prohibited from trading if our auditor cannot be fully inspected. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, because of positions taken by authorities in the jurisdiction, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in China. This list does not include our auditor, Marcum Asia CPAs LLP. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a jurisdiction outside the United States, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our listing, future offerings, business operations, share price and reputation” on page 23. We cannot assure you that Nasdaq or regulatory agencies will not apply additional or more stringent requirements to us. Such uncertainty could cause the market price of the Class B Ordinary Shares to be materially and adversely affected.

Cash may be transferred among LZ Technology and its subsidiaries in the following manners: (1) funds may be transferred to Lianzhang Menhu (Zhejiang) Holding Co., Ltd., a wholly foreign-owned enterprise (the “WFOE” or “LZ Menhu”) from LZ Technology as needed through our subsidiaries in the BVI and/or Hong Kong in the form of capital contribution or shareholder loan, as the case may be; (2) dividends or other distributions may be paid by the WFOE to LZ Technology through our subsidiaries in Hong Kong and the BVI; and (4) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. LZ Technology, our subsidiaries in BVI and Hong Kong are permitted under PRC laws and regulations to provide funding to our subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied. In the future, cash proceeds raised from financings conducted outside of China, including this offering, may be transferred by LZ Technology to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. As a holding company, LZ Technology may rely on dividends and other distributions on equity paid by our PRC operating subsidiaries for its cash and financing requirements. Current PRC regulations permit PRC companies to distribute dividends only out of their accumulated profits, and additionally, PRC companies are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserve is not distributable as cash dividends. The articles of association of each of our PRC subsidiaries contain provisions that incorporate the foregoing legal restrictions on distribution of dividends under PRC regulations. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends. None of our subsidiaries has made any dividends or other distributions to LZ Technology as of the date of this prospectus. As of the date of this prospectus, neither LZ Technology nor its subsidiaries have made any dividend or distribution to U.S. investors.  LZ Technology and its subsidiaries currently do not have plans to distribute earnings in the foreseeable future. See “Prospectus Summary—Transfer of Cash Through Our Organization” beginning on page 12, “Dividend Policy” on page 50 and the consolidated financial statements and the accompanying footnotes beginning on page F-1 of this prospectus.

As of the date of this prospectus, no cash flows or transfers of other assets have occurred between LZ Technology, our Cayman Islands holding company, and its subsidiaries. However, funds are sometimes transferred among our PRC subsidiaries for working capital purposes. As advised by our PRC counsel, Hylands Law Firm, the PRC regulations allow affiliated companies to provide each other operating funds through loans, provided that such loans should have a clear term and the interest rate does not exceed the legal maximum limits stipulated by relevant laws or regulations. Currently, other than complying with the applicable PRC laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred. See “Prospectus Summary—Transfer of Cash Through Our Organization” beginning on page 12. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets among LZ Technology, the BVI Subsidiary and the HK Subsidiary, if relevant PRC regulations change, such funds or assets may not be available due to interventions in or the imposition of restrictions by the PRC government on the ability of our PRC subsidiaries to transfer funds or assets to LZ Technology, directly or through HK and/or BVI Subsidiaries, which may adversely affect our business, financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China—Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment” on page 25.

	Per Class B Ordinary Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discounts equal to 7% per Class B Ordinary Share, which does not include the non-accountable expense allowance, payable to the underwriters, or the reimbursement of certain expenses of the underwriter. See “Underwriting” beginning on page 130 of this prospectus for additional information regarding total underwriting compensation.

We have granted the underwriter an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional [   ] Class B Ordinary Shares on the same terms as the other Class B Ordinary Shares being purchased by the underwriter from us. For additional information regarding our arrangement with the underwriter, please see “Underwriting” beginning on page 130.

We have agreed to issue to the underwriter warrants, exercisable for a period of two and a half years commencing six months from the date of commencement of sales of the offering, to purchase Class B Ordinary Shares equal to 4% of the total number of Class B Ordinary Shares sold in this offering (including any Class B Ordinary Shares sold as a result of the exercise of the underwriter’s over-allotment option) at a per share price equal to 100% of the public offering price (the “Underwriter Warrants”). The registration statement of which this prospectus is a part also covers the Underwriter Warrants and the Class B Ordinary Shares issuable upon the exercise thereof.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Class B Ordinary Shares to purchasers in this offering on or about [    ], 2023.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [     ], 2023

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriter has authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of the Class B Ordinary Shares.

For investors outside the United States: Neither we, nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class B Ordinary Shares and the distribution of this prospectus outside the United States.

i

COMMONLY USED DEFINED TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

●	“CAC” are to the Cyberspace Administration of China;

●	“CSRC” are to the China Securities Regulatory Commission;

●	“Henduoka” are to Fujian Henduoka Network Technology Co., Ltd., a related party and the provider of the SaaS software for the Company’s intelligent access control and safety management system. Henduoka is a former subsidiary of the Company that was disposed of in November 2022;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IoT” are to Internet of Things which means a network of interconnected physical devices, vehicles, appliances and other items embedded with sensors, software, and connectivity. Through IoT, various devices can be automated and controlled remotely, enhancing efficiency and offering economic benefits;

●	“Lianzhang Portal” are to LZ Menhu’s 93.70% owned subsidiary, Lianzhang Portal Network Technology Co., Ltd., a PRC company;

●	“LZ Menhu” or “WFOE” are to Lianzhang Menhu (Zhejiang) Holding Co., Ltd., a PRC company;

●	“LZ Technology” are to LZ Technology Holdings Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“monitors” and “screens,” used interchangeably, are to the Company’s display device utilized in its access control system;

●	“PRC” and “China” are to the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan for the purposes of this prospectus only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SaaS” are to software as a service which means a way of delivering applications remotely over the Internet;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

●	“we,” “us,” “the Company,” “our” or “our company” are to LZ Technology and its consolidated subsidiaries; and

●	“Xiamen Infinity” are to Lianzhang Portal’s 100% owned subsidiary, Xiamen Infinity Network Technology Co., Ltd., a PRC company.

This registration statement contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Translations of amounts from RMB into U.S. dollars were calculated at the rate of $1.00=RMB6.8972, representing the middle rate as set forth in the statistical release of the Federal Reserve as of December 31, 2022.

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For the sake of clarity, this registration statement follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Andong Zhang” even though, in Chinese, Mr. Zhang’s name is presented as “Zhang Andong.”

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

ii

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company without operations of its own.

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections and the financial statements and the related notes, before deciding whether to invest in the Class B Ordinary Shares.

The Company

Overview

As a holding company with no material operations of its own, LZ Technology conducts its operations through its operating entities formed in the PRC, primarily Lianzhang Portal and its subsidiaries. See “Our Corporate History and Structure” beginning on page 8 for more information of our operating structure. The Company’s total revenues increased by RMB81.9 million, or 101.1%, to RMB163.0 million ($23.6 million) for the year ended December 31, 2022, compared to RMB81.0 million for the year ended December 31, 2021. Our net loss decreased by RMB33.7 million, or 69.5%, to RMB14.8 million ($2.1 million) for the year ended December 31, 2022, compared to RMB48.5 million for the year ended December 31, 2021. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

Smart Community. The Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. As of the date of this prospectus, approximately 73,717 of the Company’s access control screens have been installed in over 4,000 residential communities, serving over 2.7 million households.

Out-of-Home Advertising. The Company offers clients one-stop multi-channel advertising solutions. Capitalizing on the Company’s network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, the Company’s Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. This level of visibility serves as a highly effective means of advertising, assisting merchants in effectively promoting their brands and accelerating their product sales. Moreover, the Company partners with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events. This broad approach provides clients with a truly comprehensive out-of-home advertising solution.

Local Life. The Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and Xiaohongshu. As such, the Local Life vertical bridges the businesses’ need for product sales and promotions and the consumers’ need for dining, shopping, entertainment, tourist attractions and other local services. In addition, deals from local businesses can also be displayed on the access control screens. In this way, clients of the Company’s Local Life services can also reach the Smart Community residents, leveraging the Company’s access control screens’ extensive coverage and high exposure potential.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our Competitive Strengths

The Company distinguishes itself through the following competitive strengths:

●	Strong branding effect. Currently serving a large number of communities and households, we continue to expand our network of access control screens by seizing opportunities in the urban renewal market. By collaborating with property managers and developers, we are solidifying our position in this segmented field.

●	Robust Research and Development capabilities. We have a dedicated research and development team responsible for constructing and maintaining our devices and hardware system, as well as developing new products and features. This team, with extensive experience in discerning IoT smart technology requirements, spearheading product innovation and carrying out technical implementation, ensures ongoing solutions to challenges and consistent upgrades to our technology infrastructure.

●	Experienced leadership team. The founders of our team have successful entrepreneurial experiences. The founder and Chairman, Andong Zhang, is an expert in intelligent construction designated by the Ministry of Housing and Urban-Rural Development and a distinguished entrepreneur in China. Mr. Zhang is responsible for overall company strategy, positioning, and operational management. Prior to founding the Company, Mr. Zhang founded Qiushi, our hardware supplier and a company engaged in manufacturing monitors and other IoT products. As a model company in the IoT industry, Qiushi received multiple site-visits from industrial associations and governmental officials. With years of deep involvement in intelligent digital technology, products and services, Mr. Zhang has amassed a wealth of industry resources and developed strategic acumen. Since our establishment in 2014, we have broadened our offerings beyond access control systems and related advertising to provide comprehensive advertising packages to clients. This strategic diversification leverages our robust technological capabilities and our strategic alliances with partner outdoor advertising providers to deliver superior value to our clients.

●	Mature business model. The Company’s three business verticals—Smart Community, Out-of-Home Advertising and Local Life—possess a potent synergy. The growth in one vertical can drive improvements in others. Our Smart Community provides crucial access points. These resources benefit our Out-of-Home Advertising by offering an invaluable advertising platform, At the same time, our Local Life services leverage Smart Community’s access points and network to amplify reach and enhance effectiveness. As the number of access control screens increases in Smart Community, the sales volume and bargaining power of our Out-of-Home Advertising grow. Our Local Life vertical complements our Out-of-Home Advertising by providing social media advertising and promotional services. By capitalizing on our operational and technological capabilities, the Company has connected these three sectors within the community landscape, creating a flywheel effect where 1+1+1 > 3 and achieving a more resilient business model.

●	Integration of solutions from various suppliers. The Company aggregates and empowers other outdoor advertising platforms, such as screens in public transportation, building elevators and hotel rooms, as well as advertising opportunities in offline events and activities. We provide customers with integrated multi-channel marketing solutions and precise programmatic delivery. Based on specific customer needs, we can offer tailored advertising planning and broadcasting solutions, using a mix of multi-scene out-of-home advertising, poster displays in events and social media marketing. Through strategic collaborations with other advertising providers and resource owners, we deliver comprehensive and effective advertising services to our clients, helping them achieve maximum brand promotion and product success, truly integrating brand visibility and effectiveness.

●	Favorable marketing ecosystem. Our meticulously planned and executed marketing efforts have forged a robust alliance within the out-of-home advertising industry that pools customer bases. In addition, by employing a model that combines our in-house marketing team with third-party city partners, we continually expand into new strategic cities, enabling us to maintain a solid position in the Smart Community field while simultaneously expanding our advertising platform.

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

●	Solidify our industry position. We intend to continue expanding our marketing efforts to increase awareness of our offerings and brand, aiming to attract new buyers of our intelligent access control and safety management systems and recruit additional city partners. We plan to complete further regional expansions in 2024, in order to strategically enhance our geographic coverage. In addition, we are committed to the continual development and innovation of our content, service offerings, hardware and software development and integration capabilities, which forms our core competitiveness in penetrating existing and new markets.

●	Enhance our ability to attract, incentivize and retain merchant customers. We aim to further enhance our offerings to attract and retain merchant customers. Leveraging our technological capabilities and network of access control screens, our Local Life vertical bridges residents’ needs for convenient selection and purchase of reliable and competitively priced products and services and merchants’ demands for effective product and service promotion. Recognizing the vast sales potential in the residential community landscape, we plan to deepen our engagement with merchants and manufacturers within our Local Life space. We intend to enable them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We have started to execute this strategy since the beginning of 2023. We intend to utilize our integrated multi-channel advertising solutions to provide promotional services to merchants and manufacturers that focus on improving their sales performance. At the same time, we provide community households with easy access to high-quality and low-cost products and services, which attracts more communities to join our Smart Community platform, expanding both the audience scope and the marketing resources of the platform. To achieve this, we will continuously refine our business model.

●	Expand into overseas markets. We plan to apply the Company’s model beyond China, targeting foreign markets. The overseas community access control markets show positive trends in technological innovation and demand for security and intelligence, despite regional differences. With the increasing need for safety and convenience, we project completion of our overseas market expansion within the next 3-5 years.

Our Risks and Challenges

Investing in the Class B Ordinary Shares involves a high degree of risk. Investors purchasing securities in this offering are purchasing securities of LZ Technology, a Cayman Islands holding company, rather than securities of LZ Technology’s subsidiaries that conduct substantive business operations in China. This structure involves unique risks to investors and investors may never hold equity interests in the Chinese operating companies. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. You should carefully consider the risks and uncertainties summarized below and the risks described under the “Risk Factors” section beginning on page 20, including “Risks Related to Doing Business in China” beginning on page 3, “Risks Related to Our Business and Industry” beginning on page 4, “Risks Related to the Smart Community Business” beginning on page 5, “Risks Related to the Out-of-Home Advertising Services” beginning on page 5, “Risks Related to the Local Life Services” beginning on page 6, “Risks Related to this Offering and Ownership of the Class B Ordinary Shares” beginning on page 40, and the other information contained in this prospectus before you decide whether to purchase the Class B Ordinary Shares.

Risks Related to Doing Business in China

As a business operating in China, the Company is subject to risks and uncertainties relating to doing business in China in general, including without limitation, the following:

●	Since all of the Company’s operations are in China, the Company’s business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of the Company’s business and may intervene in or influence the Company’s operations at any time, which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares. See “Risk Factors—Risks Related to Doing Business in China—The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares” on page 20;

●	The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us. See “Risk Factors—Risks Related to Doing Business in China—The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us” on page 20;

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Related to Doing Business in China—The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us” on page 20.

●	The CSRC has released rules for China-based companies seeking to conduct initial public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for this offering and future securities offerings outside of China, which will subject us to additional compliance requirements. See “Risk Factors—Risks Related to Doing Business in China—The CSRC has released rules for China-based companies seeking to conduct initial public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for this offering and future securities offerings outside of China, which will subject us to additional compliance requirements” on page 21;

●	LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements. See “Risk Factors—Risks Related to Doing Business in China—LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements” on page 21;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business” on page 22;

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our listing, future offerings, business operations, share price and reputation. See “Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our listing, future offerings, business operations, share price and reputation” on page 23;

Risks Related to Our Business and Industry

Risks and uncertainties related to the Company’s business and industry include, without limitation, the following:

●	Due to the Company’s accumulated deficit, net losses from operations for the years ended December 31, 2021 and 2022, and a working capital deficit as of December 31, 2022, there is substantial doubt about the Company’s ability to continue as a going concern.

●	The outbreak of the COVID-19 pandemic has and may continue to adversely affect the Company’s business and results of operations.

●	A significant portion of the Company’s revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with, one or more of them could have a material adverse effect on the Company’s business, financial condition and results of operations.

●	The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

●	The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

●	The Company invests in research and development, and to the extent the Company’s research and development investments are not directed efficiently or do not result in cost-efficient enhancements to the Company’s products and services, the Company’s business and results of operations would be harmed.

●	We may fail to protect our intellectual properties.

●	We may be subject to intellectual property infringement claims.

●	The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

●	We may fail to make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

●	Our success depends on the continuing efforts of our senior management and key employees.

●	If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

●	Our lack of insurance could expose us to significant costs and business disruption.

●	We may not be able to raise additional capital when desired, on favorable terms or at all.

●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to the Smart Community Business

●	Any harm to the Company’s brand or reputation may materially and adversely affect its business.

●	The Company depends on one affiliated manufacturer for substantially all of its hardware manufacturing needs. If this manufacturer experiences any delay, disruption, or quality control problems in its operations and the Company fails to find a replacement manufacturer in a timely manner and on acceptable terms, the Company could lose or fail to grow its market share and its brand may suffer.

●	Defects or performance problems in the Company’s Smart Community devices could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

●	The Company may face disruption to its technology systems, leading to interruptions in the availability of its services.

●	Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of the information and technology networks and systems integral to the intelligent access control and safety management system could materially adversely affect the Company’s business.

●	Due to the ever-changing threat landscape, the Company’s Smart Community system may be subject to potential vulnerabilities of wireless and IoT devices, as well as risks related to hacking or other unauthorized access to control or view systems and obtain private information, which may disrupt the normal function of the Smart Community system.

●	The success of the Company’s Smart Community business is dependent upon its ability to obtain and renew contracts with various communities and property managers, which the Company may not be able to obtain on favorable terms.

Risks Related to the Out-of-Home Advertising Services

●	The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

●	The Company’s advertising strategies depend on its Smart Community monitors to a great extent. If defects were found on the access control monitors, this could have a material adverse impact on the Company’s revenues, financial position and operating results.

●	The Company depends on third-party providers for components of its Out-of-Home Advertising services. Any failure or interruption in the services provided by these third parties could negatively impact the Company’s ability to deliver the advertising packages to clients.

●	The Company relies on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to its Smart Community systems.

●	The Company faces intense competition in the Out-of-Home Advertising business.

●	Restrictions on advertising of certain products may restrict the categories of clients that can advertise using the Company’s services.

●	If the Company’s security measures are breached, the Company could lose valuable information, suffer disruptions to its business, and incur expenses and liabilities, including damage to its relationships with customers and business partners.

Risks Related to the Local Life Services

●	The Company expects the Local Life vertical to be a new growth area in 2023 and beyond, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Local Life services. However, this focus on the Local Life vertical may be unsuccessful.

●	The future success of the Local Life vertical depends upon the Company’s ability to attract and retain high quality merchants.

●	If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Local Life business.

●	The Company faces intense competition in the Local Life business, and it may lose market share and consumers if it fails to compete effectively.

●	Regulations and consumer concerns regarding privacy and data protection, or any failure to comply with these regulations, could hinder our operations.

Risks Relating to this Offering and Ownership of the Class B Ordinary Shares

The Company is also subject to risks relating to the Class B Ordinary Shares and this offering, including without limitation, the following:

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	There has been no public market for the Class B Ordinary Shares prior to this offering and an active trading market for the Class B Ordinary Shares may not develop following the completion of this offering.

●	The initial public offering price for the Class B Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

●	The market price of the Class B Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class B Ordinary Shares.

●	We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

●	As the initial public offering price of the Class B Ordinary Shares is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

●	We have not historically declared or paid dividends on the Class B Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class B Ordinary Shares.

●	Substantial future sales of the Class B Ordinary Shares or the anticipation of future sales of the Class B Ordinary Shares in the public market could cause the price of the Class B Ordinary Shares to decline.

●	We may issue additional equity or debt securities, which are senior to the Class B Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class B Ordinary Shares.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

●	Our Chairman, Mr. Andong Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class B Ordinary Shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	You will be unable to present proposals before annual general meetings or extraordinary general meetings.

●	Certain judgments obtained against us by LZ Technology’s shareholders may not be enforceable.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LZ Technology is incorporated under Cayman Islands law.

●	LZ Technology’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit LZ Technology’s shareholders’ opportunity to sell their shares at a premium.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class B Ordinary Shares.

Our Corporate History and Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Blue Box – The entity in which investors are purchasing the Class B Ordinary Shares being offered.

Orange Boxes – The entities in which the Company’s operations are conducted.

Upon LZ Technology’s incorporation on November 23, 2022, it had an authorized share capital of $50,000 divided into 50,000 shares of a par value of $1.00 each. On November 23, 2022, one ordinary share, par value of $1.00, was allotted and issued to the initial subscriber, Sertus Nominees (Cayman) Limited, who transferred the share to LZ Digital Technology Holdings Co., Ltd, a British Virgin Islands company (“LZ Holdings”), on the same day. In addition, an additional 49,999 ordinary shares, par value of $1.00 each, were allotted and issued to LZ Holdings for a total consideration of $49,999. As a result, LZ Technology had 50,000 ordinary shares, par value of $1.00 each, issued and outstanding on November 23, 2022.

On June 23, 2023, LZ Technology repurchased 49,999 ordinary shares, $1.00 par value, from LZ Holdings for $49,999. LZ Technology paid the purchase price out of its capital and the repurchased shares were immediately cancelled. As a result of the repurchase, LZ Technology had one ordinary share, $1.00 par value issued and outstanding, which was owned by LZ Holdings.

Immediately following the above repurchase of shares, each issued and unissued share of LZ Technology, par value of $1.00 was subdivided into 10,000 shares, par value of $0.0001 each. As a result of the subdivision, the authorized share capital of LZ Technology changed from $50,000 divided into 50,000 shares with a par value of $1.00 each to $50,000 divided into 500,000,000 shares with a par value of $0.0001 each. In addition, immediately after the subdivision, the authorized share capital of LZ Technology was re-classified and re-designated into $50,000 divided into 20,000,000 Class A Ordinary Shares, par value of $0.0001 each and 480,000,000 Class B Ordinary Shares, par value of $0.0001 each. The then-issued, post-subdivision 10,000 ordinary shares owned by LZ Holdings, were re-classified and re-designated as 10,000 Class A Ordinary Shares.

Following the re-classification and re-designation referred to above, LZ Technology allotted and issued the following shares:

●	9,579,248 Class A Ordinary Shares to LZ Holdings for $957.9248;

●	11,807,883 Class B Ordinary Shares to LZ Holdings for $1,180.7883;

●	6,239,909 Class B Ordinary Shares to BJ Tojoy Shared Enterprise Consulting Ltd for $623.9909;

●	15,000,000 Class B Ordinary Shares to Vanshion Investment Group Limited (万盛投资集团有限公司)for $1,500;

●	16,942,491 Class B Ordinary Shares to Youder Investment Group Limited (友达投资集团有限公司)for $1,694.2491;

●	1,259,273 Class B Ordinary Shares to Sing Family Investment Limited for $125.9273; and

●	3,032,846 Class B Ordinary Shares to Kim Full Investment Company Limited for $303.2846.

Upon completion of the above reorganization, the authorized share capital of LZ Technology became $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each, comprising 20,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 480,000,000 Class B Ordinary Shares of a par value of $0.0001 each. As of the date of this prospectus, there are 9,589,248 Class A Ordinary Shares, and 54,282,402 Class B Ordinary Shares issued and outstanding.

As of the date of this prospectus, the Company has the following subsidiaries:

●	Dongrun Technology Holdings Limited, a wholly owned direct subsidiary, formed on December 5, 2022 under the laws of British Virgin Islands, whose principal activity is investment holding;

●	LZ Digital Technology Group Limited, a wholly owned indirect subsidiary, formed on November 21, 2022 under the laws of Hong Kong, whose principal activity is investment holding;

●	Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (联掌门户（浙江）控股有限公司), or LZ Menhu, the WFOE, a wholly owned indirect subsidiary, formed on May 10, 2023 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Portal Network Technology Co., Ltd (联掌门户网络科技有限公司), or Lianzhang Portal, a 93.70% owned indirect subsidiary, formed on September 10, 2014 under PRC laws, engaged in providing intelligent access control and safety management systems and advertising and promotional services. As of the date of this prospectus, Wuxi Jiangxi Technology Venture Capital Co., Ltd. and Wuxi Xinqu Fin-tech Venture Capital Co., Ltd. (collectively, the “Lianzhang Portal’s minority shareholders”) each owns approximately 3.15% of Lianzhang Portal. Lianzhang Portal’s minority shareholders have filed a lawsuit with the Wuxi Intermediate People’s Court on January 30, 2023, demanding Mr. Andong Zhang, our Chairman, to repurchase all the shares of Lianzhang Portal held by them. For more details, please see “Corporate History and Structure—Lianzhang Portal’s Minority Shareholders.”

●	LianZhang Media Co., Ltd. (联掌传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on January 16, 2018 under PRC laws, engaged in providing advertising, information system integration service, and information technology consulting service;

●	Xiamen LianZhang Culture Media Co., Ltd. (厦门联掌文化传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 15, 2014 under PRC laws, engaged in advertising, information system integration service, and information technology consulting service;

●	LianZhang New Community Construction Development (Jiangsu) Co., Ltd. (联掌新型社区建设发展（江苏）有限责任公司), an 80% owned subsidiary of Lianzhang Portal, formed on June 21, 2018 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Lianzhanghui Intelligent Technology Co., Ltd. (厦门联掌慧智能技术有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 31, 2014 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Infinity Network Technology Co., Ltd. (厦门无限主义网络科技有限公司), or Xiamen Infinity, a wholly owned subsidiary of Lianzhang Portal, formed on August 16, 2021 under PRC laws, engaged in social media advertising of experience and grocery products;

●	Xiamen Limited E-commerce Co., Ltd. (厦门有限主义电子商务有限公司), a wholly owned subsidiary of Lianzhang Portal, formed on April 7, 2022 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Digital Technology (Xiamen) Co., Ltd. (联掌数字科技（厦门）有限公司), or Lianzhang Digital Technology, a wholly owned subsidiary of Lianzhang Portal, formed on May 6, 2023 under PRC laws, engaged in system operation and management;

●	Lianzhang Life Services (Xiamen) Co., Ltd. (联掌生活服务（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 9, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (联掌数字营销策划（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 9, 2023 under PRC laws, engaged in advertising and promotional services;

●	Live Well (Xiamen) Network Technology Co., Ltd. (住得好（厦门）网络科技有限公司), a 70% owned subsidiary of Lianzhang Life Services (Xiamen) Co., Ltd., formed on May 12, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Taizhou Quanxiang Network Technology Co., Ltd. (台州圈享网络科技有限公司), a 51% owned subsidiary of Xiamen Infinity, formed on February 23, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Shanghai Lianxian Digital Technology Co., Ltd. (上海联限数字科技有限公司), a 65% owned subsidiary of Xiamen Limited E-commerce Co., Ltd., formed on April 11, 2023 under PRC laws, engaged in engaged in online sales of local experience and grocery products.

You are specifically cautioned that in addition, as we conduct substantially all of our operations in China, there are significant subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and applicable PRC and United States regulations, which risks could result in a material change in our operations and/or cause the value of the Class B Ordinary Shares to significantly decline or become worthless and affect LZ Technology’s ability to offer or continue to offer its securities to investors.

Licenses and Permissions

We are not operating in an industry that prohibits or limits foreign investment in China. As a result, as advised by our PRC counsel, Hylands Law Firm, other than those requisite for a domestic company in China engaged in the same business, as of the date of this prospectus, we are not required to obtain any additional permission to conduct our business operations in China. However, if we do not receive or maintain our existing licenses, or we inadvertently conclude that governmental approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approval on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing, which could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause our securities to significantly decline in value or become worthless.

As of the date of this prospectus, our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in China in all material aspects, and no permission or approval has been denied. The following table summarizes the licenses and permissions currently held by our PRC subsidiaries.

Company	License/Permit	Issuing Authority	Issuance Date	Term
Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (联掌门户（浙江）控股有限公司)	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	May 10, 2023	No fixed term.
Lianzhang Portal Network Technology Co., Ltd (联掌门户网络科技有限公司)	Business License	Huzhou City Wuxing District Market Supervision Administration 湖州市吴兴区市场监督管理局	June 28, 2023	No fixed term.
LianZhang Media Co., Ltd. 联掌传媒有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	May 30, 2023	No fixed term.
Xiamen LianZhang Culture Media Co., Ltd. 厦门联掌文化传媒有限责任公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	August 28, 2020	2064-10-14
LianZhang New Community Construction Development (Jiangsu) Co., Ltd. 联掌新型社区建设发展（江苏）有限责任公司	Business License	Wuxi National Technological Innovation District (Wuxi Xinwu District) Administrative Approval Bureau 无锡国家高新技术产业开发区（无锡市新吴区）行政审批局	June 7, 2023	No fixed term.
Xiamen Lianzhanghui Intelligent Technology Co., Ltd. 厦门联掌慧智能技术有限责任公司	Business License	Xiamen Siming District Market Supervision Administration 厦门市思明区市场监督管理局	September 8, 2017	2064-10-30
Xiamen Infinity Network Technology Co., Ltd. 厦门无限主义网络科技有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	January 4, 2022	No fixed term.
Xiamen Limited E-commerce Co., Ltd. 厦门有限主义电子商务有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	March 20, 2023	No fixed term.
Lianzhang Digital Technology (Xiamen) Co., Ltd. 联掌数字科技（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 6, 2023	No fixed term.
Lianzhang Life Services (Xiamen) Co., Ltd. 联掌生活服务（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. 联掌数字营销策划（厦门）有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May 10, 2023	2073-05-09
Live Well (Xiamen) Network Technology Co., Ltd. 住得好（厦门）网络科技有限公司	Business License	Xiamen Market Supervision Administration 厦门市市场监督管理局	May, 12, 2023	2073-05-11
Taizhou Quanxiang Network Technology Co., Ltd. 台州圈享网络科技有限公司	Business License	Taizhou Market Supervision Administration Taizhouwan New District Branch 台州市市场监督管理局台州湾新区分局	February 23, 2023	No fixed term.
Shanghai Lianxian Digital Technology Co., Ltd. 上海联限数字科技有限公司	Business License	Jiading District Market Supervision Administration 嘉定区市场监督管理局	April 11, 2023	No fixed term.

As advised by our PRC counsel, Hylands Law Firm, neither LZ Technology nor any of its subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under existing PRC laws, regulations or rules, including from the CSRC or any other Chinese agencies that regulate the business operations of LZ Technology or its subsidiaries. However, according to the Trial Measures, we need to complete the relevant filing procedures with the CSRC for this offering and listing. We will not complete this offering until we have completed our filing with the CSRC. We may be subject to sanctions if we could not timely and orderly submit the required documents with the CSRC or the documents we file are found to be untrue. Furthermore, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “Risk Factors—Risks Related to Doing Business in China—The CSRC has released rules for China-based companies seeking to conduct initial public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for this offering and future securities offerings outside of China, which will subject us to additional compliance requirements” on page 21, and “Risk Factors—Risks Related to Doing Business in China— The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares” on page 20.

Transfer of Cash Through Our Organization

Cash may be transferred among LZ Technology and its subsidiaries in the following manners: (1) funds may be transferred to LZ Menhu, or the WFOE, from LZ Technology as needed through our subsidiaries in the BVI and/or Hong Kong in the form of capital contribution or shareholder loan, as the case may be; (2) dividends or other distributions may be paid by the WFOE to LZ Technology through our subsidiaries in Hong Kong and the BVI; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. LZ Technology, as a holding company with no material operations of its own, its ability to pay dividends and to service any debt it may incur overseas largely depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to LZ Technology. As of the date of this prospectus, no cash flows or transfers of other assets have occurred between LZ Technology, our Cayman Islands holding company, and any of its subsidiaries.

Cash from LZ Technology to Subsidiaries. LZ Technology is not prohibited under the laws of the Cayman Islands and its memorandum and articles of association to provide funding to its subsidiaries incorporated in the British Virgin Islands and Hong Kong in the form of loans or capital contributions without restrictions on the amount of the funds provided that LZ Technology remains solvent after the provision of such loans or capital contributions. LZ Technology’s subsidiary formed under the laws of the British Virgin Islands (the “BVI Subsidiary”) is not prohibited under the laws of the British Virgin Islands to provide funding to its subsidiary formed in Hong Kong (the “HK Subsidiary”) in the form of loans or capital contributions, without restrictions on the amount of the funds provided that such subsidiary remains solvent after such loans or capital contributions. LZ Technology, the BVI Subsidiary and the HK Subsidiary are permitted under PRC laws and regulations to provide funding to the PRC subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied.  According to the PRC regulations related to foreign investment and foreign currency, any funds that LZ Technology, the BVI Subsidiary or the HK Subsidiary transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the PRC regulations on foreign-invested enterprises in China, there are no quantity limits on the ability of LZ Technology, the BVI Subsidiary or the HK Subsidiary to make capital contributions to the WFOE in the form of an increase in registered capital or additional paid-in capital. However, any of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the Foreign Investment Comprehensive Management Information System from parent companies outside of mainland China. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business” on page 22.

Cash from Subsidiaries to LZ Technology.  As a holding company, LZ Technology may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), the BVI Subsidiary may make dividends distribution to the extent that immediately after the distribution, such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, the HK Subsidiary may only make a distribution out of profits available for distribution. Current PRC regulations permit our PRC subsidiaries to distribute dividends only out of their accumulated profits, and additionally, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserve is not distributable as cash dividends except in the event of a solvent liquidation of the companies. The articles of association of each of our PRC subsidiaries contain provisions that incorporate the foregoing legal restrictions on distribution of dividends under PRC regulations. In addition, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

Under our current corporate structure, LZ Technology may rely on dividend payments from our PRC operating subsidiaries to fund cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to LZ Technology’s shareholders or to service any debt it may incur. Our subsidiaries in the PRC have generated and retained all cash generated from operating activities and re-invested in our business.

From time to time, funds were transferred among our PRC subsidiaries for working capital purposes. In China, the transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (the second revision in 2020, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender knows or should have known in advance that the borrower’s loan is to be used for criminal activities but still provides the loan to the borrower; (v) the lending is in violation of the mandatory provisions of laws or administrative regulations; or (vi) the lending is against the public order and good morals. As advised by our PRC counsel, Hylands Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one PRC subsidiary to fund another PRC subsidiary’s operations through the way of current lending. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash among the PRC subsidiaries. Other than complying with the applicable PRC laws and regulations, we currently do not have our own cash management policy and procedures that dictate how funds are transferred. See “Regulations—Regulations Related to Private Lending.”

As of the date of this prospectus, none of our subsidiaries have ever declared any dividends or made other distributions to LZ Technology or their respective shareholders, nor have LZ Technology or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings after this offering and cash proceeds from financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay cash dividends in the foreseeable future. See “Dividend Policy” on page 50.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system in China prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets among LZ Technology, the BVI Subsidiary and the HK Subsidiary, if relevant PRC regulations change, such funds or assets may not be available due to interventions in or the imposition of restrictions by the PRC government on the ability of our PRC subsidiaries to transfer funds or assets to LZ Technology, directly or through HK Subsidiary and/or BVI Subsidiary, which may adversely affect our business, financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China—Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment” on page 25.

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of actions and statements to regulate business operations in China, including regulation on overseas listing.

On February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Overseas Listing Rules. The Overseas Listing Rules comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities.

Pursuant to the Overseas Listing Rules, where a PRC domestic company submits an application for initial public offering to competent overseas regulators or overseas stock exchanges, such issuer must file with the CSRC within three business days after such application is submitted. As advised by our PRC counsel, we are required to go through the filing procedures with the CSRC under the Overseas Listing Rules. We will file with the CSRC within the specific time limit as required by the Overseas Listing Rules and seek guidance from the relevant regulator and/or legal advisors to ensure our compliance in all respects. We will not complete this offering until we have completed our filing with the CSRC.

Recent PCAOB Developments

After completion of this offering, the Class B Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors fully for two consecutive years. Pursuant to the HFCA Act enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. The delisting of the Class B Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last completed inspection in 2020.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Marcum Asia CPAs LLP is headquartered in New York, New York, and did not appear as part of the report and was not listed under its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

For more detailed information, see “Risks Related to Doing Business in China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our listing, future offerings, business operations, share price and reputation” on page 23.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Class B Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

Under the Nasdaq Rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because we anticipate that Mr. Andong Zhang will own more than 50% of our voting power following the completion of this offering. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirement that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For details, see “Risk Factor — Risks Related to This Offering and Ownership of the Class B Ordinary Shares— Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Dual Class Structure

Under our current memorandum and articles of association, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. We are authorized to issue (i) 20,000,000 Class A Ordinary Shares, par value $0.0001 per share and (ii) 480,000,000 Class B Ordinary Shares, par value $0.0001 per share. Class A Ordinary Shares are entitled to ten (10) votes per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class B Ordinary Shares are entitled to one vote per Class B Ordinary Share on any such matter. Pursuant to the Company’s current memorandum and articles of association, Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

The post offering memorandum and articles of association will make Class A Ordinary Shares convertible to Class B Ordinary Shares as follows: (i) at the option of the holder of Class A Ordinary Shares without the payment of additional consideration or (ii) automatically upon the transfer of Class A Ordinary Shares, except that the transfer of Class A Ordinary Shares to another holder of Class A Ordinary Shares will not result in such automatic conversion. Class B Ordinary Shares are not convertible into Class A Ordinary Shares. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally. The post offering memorandum and articles of association will also change the authorized share capital to comprise: (a) 20,000,000 Class A Ordinary Shares with a par value of $0.0001, (b) 470,000,000 Class B Ordinary Shares with a par value of $0.0001, and (c) 10,000,000 shares with a par value of $0.0001 of such class or classes (however designated) as the Board may determine.

In this offering, we are offering Class B Ordinary Shares. Mr. Andong Zhang, our Chairman, owns 9,589,248 Class A Ordinary Shares, which are entitled to ten (10) votes per Class A Ordinary Share. Prior to the commencement of this offering, there will be 9,589,248 Class A Ordinary Shares outstanding which are entitled to 10 votes per Class A Ordinary Share; and 54,282,402 Class B Ordinary Shares outstanding which are entitled to one (1) vote per Class B Ordinary Share. As a result, Mr. Andong Zhang controls approximately 81.70% of the voting power before this offering. Following this offering, taking into consideration the Class B Ordinary Shares expected to be offered hereby, Mr. Andong Zhang will retain controlling voting power in the Company based on having approximately [ ]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Corporate Information

Our principal executive offices are located at No. 59-2, Wanghai Street, Siming District, Xiamen, Fujian, People’s Republic of China, 361008.

LZ Technology’s registered office is currently located at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands, which may be changed from time to time at the discretion of directors.

LZ Technology’s agent for service of process in the United States is [   ], located at [   ].

Our website can be found at http://lz-qs.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Class B Ordinary Shares.

The Offering

Shares offered	[ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriter exercises the over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Ordinary Shares outstanding before this offering	9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares. Our Class A Ordinary Shares will become convertible at the option of the holder into Class B Ordinary Shares on a 1:1 basis following this offering and are entitled to ten (10) votes per share. See “Description of Share Capital” for more information. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this offering	[ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted to the underwriter a 45-day option to purchase up to an additional 15.0% of the Class B Ordinary Shares sold in the offering (up to [ ] additional shares) at the initial public offering price, less the underwriting discounts.

Underwriter Warrants	The registration statement of which this prospectus is a part also registers for sale the Underwriter Warrants to purchase Class B Ordinary Shares equal to 4% of the total number of Class B Ordinary Shares sold in this offering, including the number of Class B Ordinary Shares issued upon the exercise of the underwriters’ over-allotment option, as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The warrants will be exercisable for a period of two and a half years after six months from the commencement of this offering at a per share exercise price of $[●] (100% of the public offering price of the Class B Ordinary Shares). See “Underwriting.”

Use of proceeds

We expect to receive net proceeds of approximately $[  ] million from this offering, assuming an initial public offering price of $[  ] per ordinary share, being the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and no exercise of the underwriter’s over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for, among others, research and development, international expansions, strategic acquisitions, marketing efforts and working capital. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in the Class B Ordinary Shares involves risks and purchasers of the Class B Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Class B Ordinary Shares.

Lock-up	We, our directors and executive officers and any holder(s) of the outstanding Ordinary Shares are expected to enter into lock-up agreements with the underwriters to agree not to sell, transfer or dispose of any Ordinary Shares, without the underwriters’ prior written consent, for a period starting on the day of this prospectus until 180 days after the closing of this offering. See “Underwriting.”

Proposed trading market and symbol

We intend to apply to list the Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[  ]”. At this time, Nasdaq has not yet approved our application to list our Class B Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class B Ordinary Shares will be approved for listing on Nasdaq.

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of December 31, 2021 and 2022 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance.

	For the years ended December 31,
	2021	2022	2022
	(In thousands, except share and per share data)
	RMB	RMB	US$
Statements of Income Data
Total revenue	81,045	162,952	23,626
Total cost of revenue	(70,026)	(143,100)	(20,748)
Total operating expenses	(25,340)	(41,835)	(6,067)
Income from operations	(14,321)	(21,983)	(3,189)
Total other (expenses)/income, net	(34,129)	7,186	1,042
Loss before income taxes	(48,450)	(14,797)	(2,147)
Income tax expense	(8)	-	-
Net loss	(48,458)	(14,797)	(2,147)
Earnings per ordinary share
Basic and diluted	(0.78)	(0.23)	(0.03)
Weighted average Class B Ordinary Shares outstanding
Basic and diluted	(0.78)	(0.23)	(0.03)

	As of December 31,
	2021	2022	2022
	(In thousands)
	RMB	RMB	US$
Balance Sheet Data
Cash and cash equivalents	5,134	6,982	1,012
Current assets	96,973	84,227	12,211
Total assets	140,470	122,474	17,756
Current liabilities	169,675	107,598	15,599
Total liabilities	169,889	107,598	15,599
Shareholders’ (deficit)/equity	(29,419)	14,876	2,157
Total liabilities and shareholders’ equity	140,470	122,474	17,756

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

The Class B Ordinary Shares being offered under this prospectus are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of the Class B Ordinary Shares, you should carefully consider the following factors relating to the Company’s business and prospects. You should pay particular attention to the fact that the Company conducts substantially all of its operations outside the U.S. and is governed by legal and regulatory environments that in some respects differ significantly from the environment that may prevail in the U.S. If any of the following risks actually occurs, the Company’s business, financial condition or operating results will suffer, the trading price of the Class B Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in China

The economic, political and social conditions in China could affect our business, results of operations, financial conditions and prospects which could result in a material change in the Company’s operations and/or the value of the Class B Ordinary Shares.

All of the Company’s revenue has been derived from its businesses in China so far. Accordingly, the Company’s business, financial condition, results of operations and prospects are, to a material extent, subject to economic, political, and legal developments in China. In particular, factors such as consumer, corporate and government spending, business investment, level of economic development, and resource allocation could affect the growth of the Company’s business.

The PRC economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in economic reform and the establishment of sound corporate governance practices in business enterprises. These economic reform measures may be adaptively adjusted from industry to industry or across different regions of the country. If the business environment in China changes, the Company’s business in China may also be materially and adversely affected.

The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could adversely affect us.

Substantially all of the Company’s assets and operations are located in the PRC. The PRC legal system is based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve, these laws and regulations may be subject to different interpretations. Like other civil law countries, there is a limited volume of published court decisions, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court of China otherwise provides. As these laws and regulations are continually evolving in response to the economic development and other conditions, the interpretation and implementation of PRC laws and regulations may adversely affect the legal protections and remedies that are available to investors and us.

The CSRC has released rules for China-based companies seeking to conduct initial public offerings in foreign markets with respect to filing procedures to be completed with the CSRC. According to these rules, we expect to perform necessary recordation filings with the CSRC for this offering and future securities offerings outside of China, which will subject us to additional compliance requirements.

On February 17, 2023, the CSRC published the Overseas Listing Rules to provide explanation and instructions which became effective on March 31, 2023. These rules lay out filing procedures for domestic companies to record both direct and indirect overseas listings with the CSRC. If a domestic enterprise intends to indirectly offer and list securities in an overseas market, the filing obligation falls on a major operating entity incorporated in the PRC and such filing shall be submitted within three business days after the overseas listing application is initially filed. The required materials with respect to an initial public offering and listing overseas to be submitted to the CSRC shall include, among other things, a completed report and related undertakings; regulatory opinions, recordation receipt, approval notice and other documents issued by competent regulatory authorities of relevant industries (if applicable); security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus for the offering.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Trial Measures provide for the legal liabilities for breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, which include imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business operations for rectification, revoke relevant business permits or operational license.

According to the Trial Measures, we expect to perform necessary recordation filings with the CSRC for this offering and future securities offerings outside of China, which will subject us to additional compliance requirements. We cannot assure you that we will be able to get the clearance of the filing procedures under the Trial Measures on a timely basis, or at all. However, we will not complete this offering until we have completed our filing with the CSRC. Any failure of the Company to fully comply with new regulatory requirements may significantly limit or completely hinder LZ Technology’s ability to offer or continue to offer its securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class B Ordinary Shares to significantly decline in value or become worthless.

LZ Technology may rely on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements.

Our Cayman Islands holding company, LZ Technology, has no material assets other than ownership of equity interests in its subsidiaries. As a result, it has no independent means of generating revenue and may rely on dividends and other distributions on equity from our PRC operating subsidiaries for its cash requirements. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the Company’s ability to grow, make investments or acquisitions that could be beneficial to the Company’s business, pay dividends or otherwise fund and conduct the Company’s business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on the Company’s financial condition and results of operation.

Our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of their employees.

Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that the Company decides to terminate some of its employees or otherwise change the Company’s employment or labor practices, the Labor Contract Law and its implementation rules may limit the Company’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect the Company’s business and results of operations.

We cannot assure you that the Company’s employment practice will not violate labor-related laws and regulations in China, which may subject the Company to labor disputes or government investigations. If the Company is deemed to have violated relevant labor laws and regulations, the Company could be required to provide additional compensation to its employees and the Company’s business, financial condition and results of operations could be materially and adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC subsidiaries to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue.

As of the date of this prospectus, the Company’s PRC subsidiaries are paying adequate social insurance contributions for all of their employees, either through third-party human resource service companies or by themselves directly, but have not paid sufficient housing fund contributions. We estimate that the outstanding housing fund contributions amounted to approximately RMB38,131 and RMB73,937 (approximately $10,720) for the years ended December 31, 2021 and 2022, respectively. As of the date of this prospectus, none of the Company’s PRC subsidiaries have received any complaints, claims, actions or reports from their employees regarding any non-compliance with PRC social insurance and housing fund regulations, nor have they received any notification from the PRC governmental authorities requiring them to pay any outstanding amount of contributions. Our management considers the likelihood that our PRC subsidiaries will be required by the PRC governmental authorities to make additional payment for the underpaid contributions is low. If the Company is subject to fines in relation to the underpaid employee benefits, the financial condition and results of operations of the Company may be adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.

Any funds LZ Technology transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by a PRC company is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by a PRC company is required to be applied to the NDRC in advance for undergoing recordation registration procedures. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by LZ Technology to our PRC Subsidiaries. If we fail to complete such registrations, the Company’s ability to use the proceeds of this offering and to capitalize its PRC operations may be negatively affected, which could adversely affect the Company’s liquidity and the Company’s ability to fund and expand the Company’s business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. There remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit the Company’s ability to use Renminbi converted from the net proceeds of this offering to fund its PRC operating subsidiaries, to invest in or acquire any other PRC companies through the Company’s PRC Subsidiaries, which may adversely affect the Company’s business, financial condition and results of operations.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our listing, future offerings, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Class B Ordinary Shares may be prohibited from trading or delisted. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. Such determinations were vacated by the PCAOB on December 15, 2022.

Our current registered public accounting firm, Marcum Asia CPAs LLP, is not headquartered in the PRC or Hong Kong, is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and was not listed in the Determination Report. We have no current intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong.

Uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination of the trading of our securities or any restriction on the trading in our securities would have a negative impact on the Company as well as on the value of our securities.

The market price of the Class B Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Fluctuations in exchange rates could have a material and adverse effect on the Company’s results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict when and how the exchange rates between the RMB and the U.S. dollar may change. All of the Company’s revenues and substantially all of the Company’s costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Company’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Class B Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for the Company’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert the Company’s Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class B Ordinary Shares to our shareholders or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Currency conversion policies may limit the Company’s ability to utilize the Company’s revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Company generates substantially all of its revenues in Renminbi. Under the Company’s current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our PRC subsidiaries need to obtain SAFE approval to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi. If the foreign exchange control system prevents our PRC subsidiaries from obtaining sufficient foreign currency, we may not be able to pay dividends in US dollars to our shareholders, including holders of the Class B Ordinary Shares.

Certain PRC regulations may make it more difficult for the Company to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and latest revised in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by non-Chinese investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a non-Chinese investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law of China requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by non-Chinese investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Company may pursue potential strategic acquisitions that are complementary to the Company’s business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit the Company’s ability to complete such transactions, which could affect the Company’s ability to expand the Company’s business or maintain the Company’s market share.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the Company’s operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect the Company’s operations in China will be honored by the Company, by entities who provide services to the Company or with whom the Company associates, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of the Company’s facilities in China by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on the Company’s worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-PRC-resident enterprises. In addition, non-PRC-resident enterprise shareholders (including holders of the Class B Ordinary Shares) may be subject to PRC tax on gains realized on the sale or other disposition of the Class B Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including holders of the Class B Ordinary Shares) and any gain realized on the transfer of the Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class B Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. We may be subject to filing obligations or taxed if we are the transferor in such transactions, and may be subject to withholding obligations if we are the transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in us by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, the Company may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that the Company should not be taxed under these circulars, which may have a material adverse effect on the Company’s financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under the M&A Rules.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, the interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

While, based on the advice of the Company’s PRC counsel, we believe the CSRC approval is not required for the listing and trading of the Class B Ordinary Shares on the Nasdaq Stock Market in the context of this offering, the Company’s PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on the Company’s operations in the PRC, limitations on the Company’s operating licenses in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries to us or other actions that could have a material and adverse effect on the Company’s business, financial condition, results of operations, reputation and prospects, as well as the trading price of the Class B Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class B Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class B Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Related to Our Business and Industry

Due to the Company’s accumulated deficit, net losses from operations for the years ended December 31, 2021 and 2022, and a working capital deficit as of December 31, 2022, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2022 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States. The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. Thus, our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The Company incurred net losses from operations of approximately RMB14.3 million and RMB22.0 million (approximately $3.2 million) for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the Company’s accumulated deficits were RMB154.3 million (approximately $22.4 million), with a working capital deficit of RMB23.4 million (approximately $3.4 million). The Company’s operating results for future periods are subject to numerous uncertainties. It is uncertain if the Company will be able to reduce or eliminate its net losses in the foreseeable future. Such conditions and events cast substantial doubt on the Company’s ability to continue as a going concern.

The COVID-19 pandemic has negatively impacted the Company’s business operations for the past two fiscal years. However, the management expects that the operating results will improve as the economy has gradually recovered from the impacts of the COVID-19 pandemic. Besides, management has developed business plans to mitigate the above adverse conditions and events, including obtaining funds amounting to RMB63.8 million ($9.3 million) from two investors as capital injection which will be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months. Moreover, the Company has proactively taken actions to optimize its overall cost structure by upgrading its business and service model and implementing other cost control measures. Such actions include standardizing the Company’s finance and operation policies throughout the Company, enhancing internal controls, and creating a synergy of the Company’s resources. Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Company’s ability to continue as a going concern will be alleviated through the effective implementation of the business plans.

However, if we are unable to do so on a timely basis, we will be required to seek additional capital. In that event, we would seek additional funds through various financing sources, including the sale of our equity and debt securities, but there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. If we are unable to raise additional capital, execute our business plans, increase sales or reduce expenses, we will be unable to continue to fund our operations, develop our products, realize value from our assets, and discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and investors could lose all or part of their investment in our Class B Ordinary Shares.

The outbreak of the COVID-19 pandemic has and may continue to adversely affect the Company’s business and results of operations.

The rapid and continued spread of COVID-19, and the measures taken to slow its spread, have adversely affected the Company’s business and financial results and may continue to do so for an uncertain period of time in the future. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. The COVID-19 pandemic has had and may continue to have negative impacts on the Company’s business. During the COVID-19 pandemic, demand for the Company’s products and services was significantly depressed. Various lockdown measures, social distancing guidelines, and government-imposed restrictions on movement hindered our ability to expand geographically. These challenges also curtailed our ability to perform maintenance and repair on our access control screens, affecting the overall quality and efficiency of our services. Moreover, the stay-at-home orders and the associated decrease in public mobility directly impacted the effectiveness of our community building access control screens as advertising platforms. With residents confined to their homes and public spaces left largely vacant, demand for placing outdoor advertisements was low. Merchant customers, such as restaurants, tourist companies retail stores and other businesses, suspended their operations or operated at reduced capacity due to social distancing measures and reduced consumer spending. As a result, these businesses were neither in need of nor capable of purchasing our advertising services. Additionally, the pandemic has caused COVID-19 infections among the Company’s employees, leading to reduced workforce productivity and operational disruptions during surges of infections.

Despite the Company’s efforts to manage these impacts and the positive growth in our revenue, due to the evolving situation with COVID-19, the effect on the Company’s operational and financial performance will depend on future developments, all of which are uncertain and difficult to predict and in the future may have material adverse effects on the Company’s business, financial condition, results of operations, liquidity and cash flows. Such developments may include, but are not limited to, the spread and future resurgences of the virus, the severity and duration of the outbreak and the severity and duration of the resulting impact on the economy. Even after the COVID-19 pandemic has subsided, we may experience impacts on the Company’s business as a result of any economic recession, downturn or volatility that has occurred or may occur in the future. The COVID-19 pandemic may also have the effect of heightening many of the other risks described below, including those related to ability to service indebtedness and share price fluctuation.

A significant portion of the Company’s revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with, one or more of them could have a material adverse effect on the Company’s business, financial condition and results of operations.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the years ended December 31, 2021 and 2022, the customers who individually accounted for 10% of the Company’s revenues collectively made up 63.2% and 84.8% of the Company’s total revenues, respectively. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

Economic conditions and capital markets may materially and adversely affect our customers and their ability to remain solvent. Our customers’ financial difficulties can negatively impact our results of operations and financial condition, especially if they were to delay or default on payments to us. We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

In addition, the size and market concentration of some of our customers may allow them to exert increased pressure on the prices, margins and non-monetary terms of our contracts.

The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

We have entered into a number of transactions with related parties. For example, we have engaged Henduoka, a related party, to provide the SaaS software infrastructure integral to our intelligent access control and safety management system pursuant to a Business Cooperation Agreement for an initial cooperation period from January 1, 2023 to December 31, 2025. These services include the provision of SaaS software services and back-end management system for community properties that utilize our intelligent access control and safety management system. Under the Business Cooperation Agreement, we pay Henduoka a quarterly fee equal to the product of (i) the number of communities actively using the provided software, and (ii) RMB100.

Additionally, we have entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of our merchant customers, collect payments and offer other technical services related to our Local Life business. The Platform Service Agreement, with an initial cooperation period from December 1, 2022 to November 30, 2025, provides that we pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The services provided by Henduoka under the Platform Service Agreement are non-exclusive services, and we or the merchant customers have the right to contract other providers to provide such services. The English translations of the Business Cooperation Agreement and Platform Service Agreement with Henduoka are filed as Exhibits 10.3 and 10.4, respectively, to this registration statement. The terms obtained or consideration that we paid in connection with these transactions might be more or less favorable as compared to terms available or the amounts that would be paid in arm’s-length transactions.

Also, we do not manufacture but instead procure our access control hardware such as monitors, smart speakers, intercom handsets and access control card dispensers from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd, a company controlled by our Chairman, Mr. Andong Zhang.

Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Board of Directors intends to authorize the Audit Committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” beginning on page 118 for additional information on our directors’ fiduciary duties under Cayman Islands law. These transactions, individually or in the aggregate, may have an adverse effect on our business or may result in litigation or enforcement actions by the SEC or other agencies.

The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

As of December 31, 2021 and 2022, we had an aggregate of RMB84.6 million and RMB43.9 million ($6.4 million) of indebtedness outstanding under our credit facilities with financial institutions, respectively. Under such credit facilities, we are permitted to incur additional debt. Existing debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

●	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

●	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures; and

●	limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

The Company invests in research and development, and to the extent the Company’s research and development investments are not directed efficiently or do not result in cost-efficient enhancements to the Company’s products and services, the Company’s business and results of operations would be harmed.

A key element of the Company’s growth strategy is to invest in the Company’s research and development efforts. We plan to use approximately 40% of the net proceeds from this offering to fund research and development efforts. During the fiscal years ended December 31, 2021 and 2022, we spent RMB6.4 million and RMB6.9 million ($1.0 million) on research and development. We have focused our research and development efforts on continuously advancing our technological competency in areas such as the access control systems, IoT technology and digital advertisement placement capabilities. As of the date of this prospectus, we have a team of 37 research and development personnel dedicated to innovation and optimization.

If we do not spend the Company’s research and development budget efficiently or effectively on compelling enhancements, innovations and technologies, the Company’s business may be harmed, and we may not realize the expected benefits of the Company’s strategy timely or at all. We will need to appropriately deploy the Company’s human resources, or we may not be able to effectively execute the Company’s research and development strategy. Moreover, research and development projects can be challenging and expensive. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements to the Company’s offerings and generate revenue, if any, from those activities. If we expend a significant number of resources on research and development efforts that do not lead to the successful introduction of updated access control products and advertising placement services, innovative advancements or newer systems that are competitive in our current or future markets, our business and results of operations will suffer.

We may fail to protect our intellectual properties.

We regard our patents, software registrations, trademarks, domain names and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

We have expanded and are continuing to expand our operations, suite of services and client relationships, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Additionally, our ability to grow in the future will depend on a number of factors, including the ability to develop and expand client relationships, to grow our customer base, to continue to provide and expand the high-quality services we offer, to hire and train qualified personnel, to expand and grow in existing and future markets, to develop and operationalize new service offerings, and to sustain operational synergies and efficiencies across our Smart Community, Out-of-Home Advertising and Local Life business verticals. Achieving and sustaining growth requires the successful execution of our growth strategies which consist of (i) solidifying our industry position, (ii) enhancing our ability to attract, incentivize and retain merchant customers, and (iii) expanding into overseas markets. The execution of such growth strategies may require the implementation of enhancements to customer-facing, operational and financial systems, expanded sales and marketing capacity, and continuous updates to technology and improvements to processes and systems. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business or results of operations.

We may fail to make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We plan to use 13% of the net proceeds received from this offering to fund any selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings. As of the date of this prospectus, we have not identified any specific projects to be undertaken or businesses and/or assets to be acquired or invested.

However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our Chief Executive Officer, Mr. Runzhe Zhang, our Chairman and founder, Mr. Andong Zhang, our Chief Financial Officer, Mr. Weihua Chen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. There is no assurance that our management members would not join our competitors or form a competing business.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in our industry is intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve customers and business partners could diminish, resulting in a material adverse effect to our business.

Our lack of insurance could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Besides mandatory social security insurance for employees, we currently do not have any business liability or disruption insurance or other insurance to cover our operations, which we believe is consistent with customary industry practice in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we would not have insurance coverage to provide funds to cover any such losses, damages or liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in hardware, software, technological systems and to retain talents to remain competitive. There can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that has been identified relate to (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, (ii) our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements, and (iii) Our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our second annual report after becoming a public company. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class B Ordinary Shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

Risks Related to the Smart Community Business

Any harm to the Company’s brand or reputation may materially and adversely affect its business.

The brand recognition and reputation of our “LianZhang” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute to our success and growth.

Our reputation may be harmed either by product defects, such as the failure of the Smart Community system with one or more customers, or shortfalls in customer service. Residents and property managers generally judge the performance of our Smart Community system through their day-to-day interactions with the system’s devices and services. Any failure to meet customers’ expectations in such customer service areas could cause an increase in attrition rates or make it difficult to obtain new customers. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

The Company depends on one affiliated manufacturer for substantially all of its hardware manufacturing needs. If this manufacturer experiences any delay, disruption, or quality control problems in its operations and the Company fails to find a replacement manufacturer in a timely manner and on acceptable terms, the Company could lose or fail to grow its market share and its brand may suffer.

All of our access control hardware products are manufactured and purchased from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd. We executed specific purchase agreements with the hardware supplier, which typically set forth the product name, model, unit price, volume, payment method, after-sale service and dispute resolution provisions. Although management believes that if needed, additional or alternative hardware suppliers would be available, the loss of Xiamen Qiushi Intelligent Network Equipment Co., Ltd. as our hardware supplier could cause a significant disruption in operations and delays in the installation of the Company’s access control and safety management system. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a new contract manufacturer can scale the production of the access control devices at the volumes and in the quality that we require. If we have difficulty finding alternative or additional contract manufacturers that meet our standards, which may take significant effort, our business, results of operations, and financial condition could be materially and adversely affected.

Our reliance on external manufacturers also exposes us to the following risks over which we have limited control:

●	unexpected increases in manufacturing and repair costs;

●	inability to control the quality and reliability of finished products;

●	inability to control delivery schedules;

●	potential liability for expenses incurred by external manufacturers in reliance on our forecasts that later prove to be inaccurate;

●	potential lack of adequate capacity to manufacture all or a part of the products we require; and

●	potential labor unrest affecting the ability of the external manufacturers to produce our products.

The hardware integral to our intelligent access control and safety management system must satisfy certain safety and regulatory standards. If they fail to meet such standards, the quality and reliability of our intelligent access control and safety management system may be materially adversely affected. This failure could also harm our sales, profitability and relationships with our sales channels, and cause our reputation and brand to suffer.

Defects or performance problems in the Company’s Smart Community devices could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

Our Smart Community devices such as monitors, smart speakers, intercom handsets and access control card dispensers may contain undetected errors or defects, especially when first introduced or when new generations of products are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components, which can affect the quality of such devices. Any actual or perceived errors, defects, or poor performance in such devices could result in the replacement or recall of the products, rejection of the products, damage to our reputation, lost revenue, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. If one of such devices were to cause injury to someone or cause property damage, including because of product malfunctions, defects, or improper installation, we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the community building access control industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

The Company may face disruption to its technology systems, leading to interruptions in the availability of its services.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. A failure or malfunction of our Smart Community systems can cause security concerns to community residents and result in irreparable damage to our LianZhang brand. Effective January 1, 2023, the Company has engaged Henduoka, a related party, to provide the SaaS software infrastructure of its intelligent access control and safety management system. Henduoka thus plays a crucial role in maintaining the security of the computer information and communication systems within our intelligent access control and safety management system.

We have devoted considerable internal and external resources to network security, data encryption, and other security measures to protect our systems, customers, and users, but these security measures cannot provide absolute security. We have established a crisis management plan and business continuity program. However, there can be no assurance that the plan and program can withstand an actual disruption in our systems, including a cyber-attack, hacking, fraud, or other forms of deception. An operational interruption could result in significant losses or damage and harm to our business.

Our technology systems, including the software platform provided by Henduoka, may also experience telecommunications failures, computer viruses, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in residential community security issues, delays or errors in transaction processing, loss of data, and inability to accept and fulfill user request.

Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of the information and technology networks and systems integral to the intelligent access control and safety management system could materially adversely affect the Company’s business.

We are dependent on information technology networks and systems, including Internet and Internet-based or “cloud” computing services and our scalable technology infrastructure to operate the Smart Community systems. Through Henduoka, we are currently implementing modifications and upgrades to the Smart Community’s information technology systems and also integrating systems from other screen operators, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and implementing new systems. The dynamic nature of these and other changes we are undertaking require that throughout 2023 and in future years we simultaneously engage in significant technology developmental efforts across our operations, including platform development, marketing, customer care and other substantive and administrative functions. While upgrading and implementing change to any part of our systems could present challenges, the age of our systems and architecture may present unique challenges that we have not previously encountered as we undertake these developmental efforts simultaneously across our operations. Any delay in making such changes or replacements or in purchasing new systems could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There are inherent costs and risks associated with integrating, replacing and changing these systems and implementing new systems, including potential disruption of the operation of the intelligent access control and safety management system and its advertisement placement functions, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to integrate, implement and operate the new systems, demands on management time, securing our systems along with dependent processes from cybersecurity threats, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. In addition, such information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of or delay in implementing new information technology systems may also cause disruptions in our business operations and impede our ability to comply with constantly evolving laws, regulations and industry.

Due to the ever-changing threat landscape, the Company’s Smart Community system may be subject to potential vulnerabilities of wireless and IoT devices, as well as risks related to hacking or other unauthorized access to control or view systems and obtain private information, which may disrupt the normal function of the Smart Community system.

Although we do not collect or retain sensitive and confidential information but rely on Henduoka to provide our Smart Community’s software infrastructure, functions and services, if Henduoka are subject to cyberattacks that may come from phishing, malware, ransomware, or other methods, our Smart Community system and our business would be materially adversely affected.

No matter how security measures are well designed and implemented, those measures may not prevent: cybersecurity breaches; the unauthorized access, capture, or alteration of information; the exposure or exploitation of potential security vulnerabilities; distributed denial of service attacks; acts of vandalism; computer viruses; or misplaced data or data loss that could materially adversely impact the reputation of our Smart Community systems and our business, financial condition, results of operations, and cash flows.

The software provided by Henduoka may contain unknown security vulnerabilities. We and Henduoka take steps to detect and remediate vulnerabilities, but there is no assurance that all vulnerabilities in our Smart Community systems can be detected and remediated as such threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature. These vulnerabilities pose a material risk to our Smart Community business.

The success of the Company’s Smart Community business is dependent upon its ability to obtain and renew contracts with various communities and property managers, which the Company may not be able to obtain on favorable terms.

Our Smart Community business requires us to develop and maintain robust relationships with a vast number of communities and property managers. Although these contracts typically have terms ranging from three to five years and will renew automatically unless terminated by either party, there is a possibility that our competitors may be able to acquire our market share.

The success of our Smart Community business also depends generally on our ability to obtain and renew contracts and continue to expand geographically. There can be no assurance that we will win additional contracts. Although in the past we are generally able to renew existing contracts, there is no guarantee that we will always be able to renew existing contracts or replace any revenues lost upon non-renewal of a contract. Our inability to renew existing contracts may also result in significant expenses from the removal of our displays.

From time to time, we participate in competitive bids organized by property developers to obtain a portion of our new contracts. The competitive bidding process presents certain risks, including that we may expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win. Our inability to successfully renew existing or obtain new contracts could have a material adverse impact on our advertising business, overall operations, results of operations and prospects.

Risks Related to the Out-of-Home Advertising Services

The Company has generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life business verticals, and any loss or significant reduction of business in these verticals could have a material adverse effect on the Company’s revenues, financial positions and operating results.

In the fiscal years ended December 31, 2021 and 2022, we generated revenues primarily from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life business verticals. Particularly, for the fiscal years ended December 31, 2021 and 2022, approximately 83.5% and 91.5% of our revenues were derived from Out-of-Home Advertising, respectively. If our advertising revenues suffer any losses or significant deductions, it could materially adversely affect our revenues, financial position and operating results.

The Company’s advertising strategies depend on its Smart Community monitors to a great extent. If defects were found on the access control monitors, this could have a material adverse impact on the Company’s revenues, financial position and operating results.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Our core offering in the Out-of-Home Advertising business is to help clients place advertisements on our intelligent access control and safety management system. Residents are exposed to these advertisements each time they enter and exit the community buildings or open the SaaS software. Our monitors and vendor-provided SaaS platforms that form our intelligent access control and safety management system, are our unique resources and attract other outdoor advertising providers to collaborate with us. This collaboration enables us to provide multi-channel advertising solutions. However, if defects were found on our access control monitors or the outsourced software platforms, it could have a material adverse impact on our revenues, financial position and operating results.

The Company depends on third-party providers for components of its Out-of-Home Advertising services. Any failure or interruption in the services provided by these third parties could negatively impact the Company’s ability to deliver the advertising packages to clients.

Our Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions by partnering with other outdoor advertising providers and simultaneously placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings. Our advertising packages also incorporate collaboration with other advertising providers to deploy posters at various events as well as the digital replay of such events on online video-sharing platforms. We have entered into strategic cooperation framework agreements for these partnerships. For specific cooperation projects, we enter into a separate advertisement placement agreement that sets forth the project term, collaboration methods, price and payment. We typically assume joint liabilities for the services provided by such collaborating partners to ensure the quality of our advertising packages. Any delays, malfunctions, inefficiencies or interruptions in these services could adversely affect the quality and performance of our advertising packages, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with such partner providers, we may incur additional costs related to the affected services, which could adversely affect our business, operating results, or financial condition.

The Company relies on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to its Smart Community systems.

We also rely on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to our Smart Community devices. These telecommunications providers and signal processing centers could fail to transmit or communicate these signals to the access control screens for many reasons, including disruptions from fire, natural disasters, weather, health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. The failure of one or more of these telecommunications providers or signal processing centers to transmit and communicate signals to our Smart Community systems in a timely manner could affect our ability to perform Out-of-Home advertising services.

The Company faces intense competition in the Out-of-Home Advertising business.

We operate in a highly competitive industry, and we may not be able to maintain or increase our current advertising revenues. We compete for advertising revenue with other out-of-home advertising businesses, as well as with other media, such as broadcast and cable television, radio, print media and direct mail, within their respective markets. Market shares are subject to change for various reasons, including through consolidation of our competitors through processes such as mergers and acquisitions, which could have the effect of reducing our revenue in a specific market. Our competitors may develop technology, services or advertising media that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is also possible that new competitors may emerge and rapidly acquire significant market share in any of our sectors. Many of these competitors possess greater technical, human and other resources than we do, and we may lack sufficient financial or other resources to maintain or improve competitive position. Moreover, the advertiser/agency ecosystem is diverse and dynamic, with advertiser/agency relationships subject to change. This could have an adverse effect on us if an advertiser client shifts its relationship to an agency with whom we do not have as good a relationship. An increased level of competition for advertising dollars may lead to lower advertising rates as we attempt to retain customers or may cause us to lose customers to our competitors who offer lower rates that we are unable or unwilling to match.

Restrictions on advertising of certain products may restrict the categories of clients that can advertise using the Company’s services.

Regulations governing categories of products that can be advertised through our advertising assets and platforms may affect our performance. Certain products and services, for example tobacco-based products, are banned from outdoor advertising in China. Moreover, extreme words like “the most”, “the best”, “most favored” are not allowed in advertisement. Any significant reduction in advertising of products due to content-related restrictions could cause a reduction in our direct revenues from such advertisements.

If the Company’s security measures are breached, the Company could lose valuable information, suffer disruptions to its business, and incur expenses and liabilities, including damage to its relationships with customers and business partners.

Although we have implemented physical and electronic security measures designed to protect against the loss, misuse and alteration of our computer system and proprietary business information, no security measures are perfect and impenetrable, and we and outside parties we interact with may be unable to anticipate or prevent unauthorized access. Moreover, our systems, servers and platforms may be vulnerable to computer viruses or physical or electronic break-ins and similar disruptions that our security measures may not detect, which could cause interruptions or slowdowns of our digital display systems, delays in communication or loss of data and slowdown or unavailability of our advertising platforms. A cyber incident may be due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased as well. If an actual or perceived breach of our security occurs, our digital display systems and advertising assets could suffer disruption, and we could lose competitively sensitive business information or lose control of our information processes or internal controls. In addition, the public perception of the effectiveness of our security measures or services could be harmed, and we could lose customers, consumers and business partners. In the event of a security breach, we could suffer financial exposure in connection with demands from perpetrators, penalties, remediation efforts, investigations and legal proceedings and changes in our security and system protection measures. Any failure or perceived failure by us to comply with these laws may subject us to significant regulatory fines and private litigation, any of which could harm our business.

Risks Related to the Local Life Services

The Company expects the Local Life vertical to be a new growth area in 2023 and beyond, and one of its growth strategies is to enhance its ability to attract, incentivize and retain merchant customers for the Local Life services. However, this focus on the Local Life vertical may be unsuccessful.

We are implementing a strategy to deepen our engagement with merchants and manufacturers within our Local Life space, by enabling them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We intend to execute this strategy by building long-term relationships with local merchants to improve our inventory selection and improving the customer experience through inventory curation and improved convenience in order to drive customer demand and purchase frequency. There are no assurances that our actions will be successful in executing this strategy. Our efforts may prove more difficult than we currently anticipate. Further, we may not succeed in realizing the benefits of these efforts on our anticipated timeline or at all. In addition, as we implement this strategy, the macroeconomic environment, including but not limited to, certain adverse consequences of the COVID-19 pandemic that continue to impact the macroeconomic environment, economy slowdown pressures, higher labor costs, supply chain challenges and resulting changes in consumer and merchant behavior may make it more difficult to effectively execute this strategy, including to quickly test, learn and scale initiatives relating to improving inventory selection or improving customer experience. Even if fully implemented, our strategy may not result in a return to growth or the other anticipated benefits to our business, financial condition and results of operations. If we are unable to effectively execute this strategy and realize its anticipated benefits, it could negatively impact our business, financial condition and results of operations.

The future success of the Local Life vertical depends upon the Company’s ability to attract and retain high quality merchants.

We must continue to attract and retain high quality merchants in order to increase profitability and grow our Local Life vertical. A key priority for our Local Life vertical is to attract and retain the right merchants and provide community households with great deals and high-quality products and services. We are also focused on improving the merchant experience on our platform, including improving tools available to merchants to help grow their businesses. In addition, in most instances, we do not have long-term arrangements to guarantee the availability of deals that offer attractive quality, value and variety to consumers or favorable payment terms. If merchants decide that utilizing our services no longer provides an effective means of attracting new customers or selling their offerings, they may stop working with us or negotiate to pay us lower margins or fees. Further, current or future competitors may accept lower margins, or negative margins, to secure offers that attract attention and acquire new customers. We also may experience attrition in our merchants resulting from several factors, including losses to competitors and merchant closures or merchant bankruptcies. If we are unable to attract and retain high quality merchants in numbers sufficient to grow our business, or if merchants are unwilling to offer products or services with compelling terms through us, our operating results may be adversely affected.

If some of the Company’s merchant customers fail to provide a superior consumer experience, consumers may lose confidence in the products and services the Company promotes generally, which could have a material adverse impact on the Local Life business.

The development of our Local Life services hinges on our ability to provide a superior consumer experience for the products and services we help promote. This depends on a variety of factors, including our ability to offer high-quality products or services at competitive prices, directly source products or services to respond to consumer demands, and provide superior customer service. If some of the products or services ordered by consumers through our group deals, coupons, platform or otherwise influenced by our promotions, are not delivered on time, have defects or otherwise lead to a bad experience, consumers could request returns or refunds, and have less confidence in the products and services we promote generally. Failure of some of our merchant customers to deliver high-quality products and services to consumers may negatively impact the overall user experience, damage our reputation and cause us to lose both consumers and other advertiser clients.

The Company faces intense competition in the Local Life business, and it may lose market share and consumers if it fails to compete effectively.

The consumer service industry in China is intensely competitive. We compete for consumers and products. Our current or potential competitors include major neighborhood retailers, major social media platforms and e-commerce companies. In addition, new and enhanced technologies may increase the competition in the consumer service industry. When we work with merchant clients to set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits or rebates, we may have to ask our merchant clients to lower prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations. Some of our current or future competitors may have longer operating histories, greater brand recognition, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their technologies and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of the Class B Ordinary Shares

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are entitled to ten (10) votes per share on proposals requiring or requesting shareholder approval and Class B Ordinary Shares are entitled to one (1) vote per share on any such matter. In this offering, we are offering [   ] Class B Ordinary Shares. Mr. Andong Zhang, our founder and Chairman, owns 9,589,248 Class A Ordinary Shares and 26,807,883 Class B Ordinary Shares. Prior to the commencement of this offering, there will be 9,589,248 Class A Ordinary Shares outstanding which are entitled to ten (10) votes per share and 54,282,402 Class B Ordinary Shares outstanding which are entitled to one (1) vote per share. As a result, Mr. Andong Zhang controls approximately 81.70% of the voting power of the outstanding Ordinary Shares of the Company before this offering.

Following this offering, taking into consideration the Class B Ordinary Shares expected to be offered hereby, Mr. Andong Zhang will retain controlling voting power in the Company based on having approximately [   ]% of the combined voting power of our outstanding Ordinary Shares. Mr. Andong Zhang will have the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class B Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of the Class B Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class B Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class B Ordinary Shares.

There has been no public market for the Class B Ordinary Shares prior to this offering and an active trading market for the Class B Ordinary Shares may not develop following the completion of this offering.

Prior to this offering, there has been no public market for the Class B Ordinary Shares. We intend to apply for the listing of the Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ].” If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Class B Ordinary Shares on the Nasdaq Capital Market, we will not complete the offering. Even if the Class B Ordinary Shares are approved for listing on Nasdaq, a liquid public market for the Class B Ordinary Shares may not develop or, if developed, may not be sustained, following the completion of this offering. The lack of an active market may impair your ability to sell your Class B Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable.

The initial public offering price for the Class B Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for the Class B Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of the Class B Ordinary Shares will not decline significantly below the initial public offering price following the completion of this offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of the Class B Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The market price of the Class B Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of the Class B Ordinary Shares has been determined through negotiations between the underwriters and us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. After this offering, the market price for the Class B Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Class B Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class B Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such share price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering and the concentration of ownership of the Ordinary Shares in our principal shareholders. As a relatively small-capitalized company with a small public float after this offering, the share price of the Class B Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of the Class B Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class B Ordinary Shares, regardless of our actual or expected operating performance. Should the Class B Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of the Class B Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of the Class B Ordinary Shares are low, holders of the Class B Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class B Ordinary Shares.

We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

Assuming that the Class B Ordinary Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, the Class B Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Class B Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class B Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class B Ordinary Shares. The delisting of the Class B Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Class B Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us and the Company’s business. We do not have any control over these analysts. If an analyst downgrades the Class B Ordinary Shares or publishes unfavorable research about the Company’s business, the Company’s share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Class B Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

As the initial public offering price of the Class B Ordinary Shares is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class B Ordinary Shares in this offering, you will pay more for your Class B Ordinary Shares than the amount paid by LZ Technology’s existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[   ] per share to new investors purchasing the Class B Ordinary Shares in this offering, assuming a public offering price of $[   ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in the Class B Ordinary Shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company intends to use the net proceeds of this offering for several purposes including research and development, international expansions, strategic acquisitions, marketing efforts and working capital. Accordingly, management of the Company will have substantial discretion in applying the net proceeds to be received by the Company. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have not historically declared or paid dividends on the Class B Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class B Ordinary Shares.

We have not historically declared or paid dividends on the Class B Ordinary Shares. We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class B Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class B Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

Substantial future sales of the Class B Ordinary Shares or the anticipation of future sales of the Class B Ordinary Shares in the public market could cause the price of the Class B Ordinary Shares to decline.

Sales of substantial amounts of the Class B Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class B Ordinary Shares to decline. An aggregate of 54,282,402 Class B Ordinary Shares are issued and outstanding before the consummation of this offering. An aggregate of [●] Class B Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of the Class B Ordinary Shares to decline.

We may issue additional equity or debt securities, which are senior to the Class B Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class B Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class B Ordinary Shares and diluting your interest in our company.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class B Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class B Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class B Ordinary Shares.

Our Chairman, Mr. Andong Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, Mr. Andong Zhang beneficially owns 9,589,248 Class A Ordinary Shares and 26,807,883 Class B Ordinary Shares, representing approximately 81.70% of the voting power of the outstanding Ordinary Shares of the Company before this offering. After this offering, Mr. Andong Zhang will continue to hold in aggregate approximately [   ]% of the voting power of the Company’s outstanding Ordinary Shares. As such, Mr. Andong Zhang will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. His interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class B Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class B Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of voting power may not be in the best interests of our other shareholders.

Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As of the date of this prospectus, Mr. Andong Zhang, the beneficial owner of all of our outstanding Class A Ordinary Shares, held approximately 81.70% of the voting power of our outstanding share capital. Following this offering, taking into consideration the Class B Ordinary Shares expected to be offered hereby, Mr. Andong Zhang will retain controlling voting power in the Company based on having approximately [   ]% (or approximately [   ]% if the underwriters exercise the over-allotment option in full) of all voting rights. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause the Class B Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class B Ordinary Shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We expect to qualify as a foreign private issuer upon the completion of this offering. We would lose our foreign private issuer status if, for example, more than 50% of the Class B Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You will be unable to present proposals before annual general meetings or extraordinary general meetings.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. LZ Technology’s memorandum and articles of association do not provide its shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings.

Certain judgments obtained against us by LZ Technology’s shareholders may not be enforceable.

LZ Technology is a Cayman Islands company and substantially all of the Company’s assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in China.

In addition, LZ Technology’s existing director and officers are nationals or residents of mainland China or Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers. See “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LZ Technology is incorporated under Cayman Islands law.

LZ Technology is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by the memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of its shareholders to take action against the directors, actions by the minority shareholders and the fiduciary duties of the directors to LZ Technology under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of LZ Technology’s shareholders and the fiduciary duties of its directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like LZ Technology have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. LZ Technology’s directors have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, the corporate records may be inspected by LZ Technology’s shareholders, but are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, LZ Technology’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by LZ Technology’s management, members of the board of directors or its controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Description of Share Capital—Differences in Corporate Law.”

LZ Technology’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit LZ Technology’s shareholders’ opportunity to sell their shares at a premium.

LZ Technology’s memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving LZ Technology’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, under the post offering memorandum and articles of association, LZ Technology’s board of directors has the authority, without further action by its shareholders, to issue preferred shares up to 10,000,000 shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Class B Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If LZ Technology’s board of directors decides to issue preferred shares, the price of the Class B Ordinary Shares may fall and the voting and other rights of the holders of the Class B Ordinary Shares may be materially and adversely affected. In addition, LZ Technology’s memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class B Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class B Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class B Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s services, the business, and the financial condition and results of operations of the Company and its customers.

If the Chinese gross domestic product increases at a slow rate or if economic growth declines, demand for our services and products will be adversely affected. In addition, volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on the business, financial condition and results of operations of the Company and the Company’s customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of the Company’s accounts receivable, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of the Company’s customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

Global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[   ] million, or approximately $[   ] million if the underwriter exercises the over-allotment option in full, after deducting underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $[   ] per share would increase (decrease) the net proceeds to us from this offering by $[   ] million, assuming the number of Class B Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for the Class B Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows:

●	approximately 20%, or $[ ] million, to fund research and development efforts related to our capabilities for advertisement placement across various channels;

●	approximately 20%, or $[ ] million, to fund research and development efforts related to access control monitors and IoT technology;

●	approximately 20%, or $[ ] million, to fund international expansions;

●	approximately 13%, or $[ ] million, to fund strategic acquisitions or investment in complementary businesses or assets within, or similar to, our existing business. As of the date of this prospectus, we have not identified any specific projects to be undertaken or businesses and/or assets to be acquired or invested;

●	approximately 7%, or $[ ] million, to fund marketing efforts for recruiting merchant clients; and

●	approximately 20%, or $[ ] million, to fund working capital and general corporate purposes;

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to this Offering and the Market for the Class B Ordinary Shares Generally—We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the Company’s liquidity and the Company’s ability to fund and expand its business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Class B Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

LZ Technology is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its PRC subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to LZ Technology. See “Regulation—Regulations Related to Dividend Distributions.” and “Risk Factors—Risks Related to Doing Business in China—Currency conversion policies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

LZ Technology’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors of LZ Technology decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

CAPITALIZATION

As of the date of this prospectus, LZ Technology’s authorized share capital is $50,000 divided into 500,000,000 shares with a par value of $0.0001 each comprising (a) 20,000,000 Class A Ordinary Shares with a par value of $0.0001, (b) 480,000,000 Class B Ordinary Shares with a par value of $0.0001. There are 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Class A Ordinary Shares are entitled to ten (10) votes per share, and Class B Ordinary Shares are entitled to one (1) vote per share. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally.

The following table sets forth our total capitalization as of December 31, 2022:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance and sale of [ ] Class B Ordinary Shares in this offering at an assumed initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2022
			As Adjusted (the
			underwriters do not exercise their
			option to purchase
	Actual		additional shares)(1) (2)
	RMB	USD	RMB	USD
Class A ordinary shares (par value of US$0.0001 per share; 20,000,000 Class A ordinary shares authorized, 9,589,248 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)*	7	1
Class B ordinary shares (par value of US$0.0001 per share; 480,000,000 Class B ordinary shares authorized, 48,445,122 and 52,471,800 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)*	36	5
Additional paid in capital	168,144	24,379
Accumulated deficit	(154,269)	(22,367)
Total shareholders’ equity attributable to LZ Technology	13,918	2,018
Non-controlling interests	958	139
Total shareholders’ equity	14,876	2,157
Total capitalization	14,876	2,157

(1)	As adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative profits, accumulative other comprehensive loss, total shareholder’s equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of Class B Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[ ] million.

DILUTION

If you invest in the Class B Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class B Ordinary Share and our net tangible book value per Class B Ordinary Share after this offering. Dilution results from the fact that the assumed initial public offering price per Class B Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for the presently outstanding Ordinary Shares on an as-converted basis.

Our net tangible book value was approximately $[   ] million, or $[   ] per Ordinary Share, as of December 31, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share after giving effect to the proceeds we will receive from this offering, at an assumed initial public offering price of $[   ] per Class B Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

After giving effect to the sale of $[ ] of Class B Ordinary Shares in this offering at an assumed initial public offering price of $[   ] per Class B Ordinary Share, the midpoint of the estimated initial public offering price range, assuming no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to December 31, 2022, our pro forma as adjusted net tangible book value would have been $[ ] per Ordinary Share. This represents an immediate increase in net tangible book value of $[   ] per Ordinary Share to the existing shareholders and immediate dilution of $[   ] per Ordinary Share to new investors purchasing Class B Ordinary Shares in this offering. The following table illustrates this per Ordinary Share dilution to the new investors purchasing Class B Ordinary Shares in this offering:

Assumed initial public offering price per Class B Ordinary Share	$	[	]
Net tangible book value per Ordinary Share at December 31, 2022	$	[	]
Pro forma net tangible book value per Ordinary Share after this offering	$	[	]
Dilution in net tangible book value per Ordinary Share to new investors in this offering	$	[	]

A $1.00 increase (decrease) in the assumed public offering price of $[   ] per Class B Ordinary Share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[   ] million, the net tangible book value per Ordinary Share after giving effect to this offering by $[   ] per Ordinary Share and the dilution in net tangible book value per Ordinary Share to new investors in this offering by $[   ] per Ordinary Share, assuming no change to the number of Class B Ordinary Shares offered hereby as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Class B Ordinary Shares and other terms of this offering determined at pricing.

The following tables summarize the differences between the existing shareholders and the new investors with respect to the number of Class B Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Class B Ordinary Share paid at an assumed initial public offering price of $[   ] per Class B Ordinary Share, and before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (assuming no exercise of over-allotment option).

						Average
	Share Purchased		Total Consideration			Price
	Number	Percent	Amount		Percent	Per Share
Existing shareholders*	63,871,650	[ ]		$6,387	[ ]	$0.0001
New investors	[ ]	[ ]	$	[ ]	[ ]	$ [ ]
Total	[ ]	100%	$	[ ]	100%	$ [ ]

*	Including 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares, each of par value of $0.0001. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share after the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

In the Smart Community vertical, the Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. As of the date of this prospectus, approximately 73,717 of the Company’s access control screens have been installed in over 4,000 residential communities, serving over 2.7 million households.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Capitalizing on the Company’s network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, the Company’s Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. This level of visibility serves as a highly effective means of advertising, assisting merchants in effectively promoting their brands and accelerating their product sales. Moreover, the Company partners with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events. This broad approach provides clients with a truly comprehensive out-of-home advertising solution.

In the Local Life vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and Xiaohongshu. As such, the Local Life vertical bridges the businesses’ need for product sales and promotions and the consumers’ need for dining, shopping, entertainment, tourist attractions and other local services. In addition, deals from local businesses can also be displayed on the access control screens. In this way, clients of the Company’s Local Life services can also reach the Smart Community residents, leveraging the Company’s access control screens’ extensive coverage and high exposure potential.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our total revenues increased by RMB82.0 million, or 101.1%, to RMB163.0 million ($23.6 million) for the year ended December 31, 2022, compared to RMB81.0 million for the year ended December 31, 2021. Our net loss decreased by RMB33.7 million, or 69.5%, to RMB14.8 million ($2.1 million) for the year ended December 31, 2022, compared to RMB48.5 million for the year ended December 31, 2021. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Key Factors That Affect Operating Results

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended December 31 of 2021 and 2022, respectively, our top three customers, accounted for approximately 69.3% and 84.4% of our revenue. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete successfully.

The market for our services is highly competitive. We face competition from other companies in the residential security technology sector and the advertising industries. Our competition is mainly focused on factors such as improving coverage, audience engagement and brand awareness, and customer attraction and retention.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Some of our competitors may enter into business partnership agreements with each other to compete against us, which may affect our ability to obtain additional consumers. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Continued investments in research and development and innovation.

Our financial performance will be significantly dependent on our ability to maintain and grow our advertising income. We have an independent research and development team that develops new products and features. To maintain our competitive advantage, we expect to invest substantially and responsibly in research and development activities to increase our market share. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest heavily in recruiting talent.

Key Components of Our Results of Operations

Revenues

The Company reports financial results in one segment. Its revenues are organized into three categories: (i) Out-of-Home Advertising revenues, generated through advertisement display via our community access control devices, or channels provided by subcontractors; (ii) Local Life revenues, earned by promoting vouchers through e-commerce platforms, including WeChat mini programs and Douyin, for merchants; and (iii) Other Revenues, which primarily comprise advertising design and production, operation services for merchants’ online accounts, devices sales, operation and maintenance of community devices.

Our breakdown of revenues for the years ended December 31, 2021 and 2022 is summarized as below:

	For the Years Ended December 31,			Variances
	2021	2022		Amount	Percentage
	RMB’000	RMB’000	US$’000	RMB’000%
Out-of-Home Advertising	67,652	149,024	21,606	81,372	120.3%
Local Life	4,904	9,057	1,313	4,153	84.7%
Other Revenues	8,489	4,871	707	(3,618)	(42.6)%
Total revenues	81,045	162,952	23,626	81,907	101.1%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) operation fees for Local Life services, such as distribution commissions, and (iv) other costs.

Our breakdown of cost of revenues for the years ended December 31, 2021 and 2022 is set forth as below:

	For the Years Ended December 31,			Variances
	2021	2022		Amount	Percentage
	RMB’000	RMB’000	US$’000	RMB’000%
Out-of-Home Advertising	63,620	138,678	20,106	75,058	118.0%
Local Life	2,038	2,179	316	141	6.9%
Other Revenues	4,368	2,243	326	(2,125)	(48.6)%
Total cost of revenues	70,026	143,100	20,748	73,074	104.4%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our cost of revenues increased by 104.4% from RMB70.0 million for the year ended December 31, 2021 to RMB143.1 million ($20.8 million) for the year ended December 31, 2022, which was primarily attributable to the increase of commission fees paid to agents and subcontractors. Our gross profit margin was 13.6% and 12.2%, respectively, for the same periods. Our breakdown of gross profit by business line for the years ended December 31, 2021 and 2022 is set forth below:

	For the Years ended December 31,
	2021	2022		Variance
	RMB’000	RMB’000	US$’000	RMB’000 or %
Out-of-Home Advertising
Gross profit	4,032	10,346	1,500	6,314
Gross margin	6.0%	6.9%	6.9%	1.0%
Local Life
Gross profit	2,866	6,878	997	4,012
Gross margin	58.4%	75.9%	75.9%	17.5%
Other Revenues
Gross profit	4,121	2,628	381	(1,493)
Gross margin	48.5%	54.0%	53.9%	5.4%
Total
Gross profit	11,019	19,852	2,878	8,833
Gross margin	13.6%	12.2%	12.2%	(1.4)%

Operating expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended December 31, 2021 and 2022:

	For the Years Ended December 31,
	2021		2022		Percentage
	RMB’000%		RMB’000	US$ ’000%
Selling expenses	10,059	39.7	22,049	3,197	52.7
General and administrative expenses	8,867	35.0	12,859	1,866	30.7
Research and development expenses	6,414	25.3	6,927	1,004	16.6
Total operating expenses	25,340	100.0	41,835	6,067	100.0

Operating expenses include selling expenses, general and administrative expenses and research and development expenses. Selling expenses mainly consists of (i) labor expenses for sales personnel, (ii) maintenance fee, (iii) information technology service fee related to selling and marketing activities, (iv) advertisement and business promotion expenses and (v) other miscellaneous selling expenses. General and administrative expenses mainly consist of (i) salary and welfare for general and administrative personnel, (ii) professional service fee, (iii) rental fee, (iv) office expenses, (v) depreciation related to general and administrative departments and (vi) other corporate expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) information technology service fee, (iii) professional fee, and (iv) other miscellaneous research and development expenses.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and in anticipation to become a listed company.

Other (expenses)/income, net

Other (expenses)/income, net primarily consists of (i) financial expenses, (ii) income from disposal of subsidiary, (iii) income from disposal of equipment, (iv) government subsidy and (v) litigation gain.

RESULTS OF OPERATIONS

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			Change
	2021	2022	2022	Amount	%
	RMB’000		US$ ’000	RMB’000
Revenues	81,045	162,952	23,626	81,907	101.1%
Cost of revenues	(70,026)	(143,100)	(20,748)	(73,074)	104.4%
Gross profit	11,019	19,852	2,878	8,833	80.2%
Operating expenses
Selling and marketing expenses	(10,059)	(22,049)	(3,197)	(11,990)	119.2%
General and administrative expenses	(8,867)	(12,859)	(1,866)	(3,992)	45.0%
Research and development expenses	(6,414)	(6,927)	(1,004)	(513)	8.0%
Total operating expenses	(25,340)	(41,835)	(6,067)	(16,495)	65.1%
Operating loss	(14,321)	(21,983)	(3,189)	(7,662)	53.5%

Other non-operating (expense)/income, net
Financial expenses, net	(34,770)	(18)	(3)	34,752	(99.9)%
Income from disposal of subsidiary	-	4,318	626	4,318	100.0%
Income from disposal of long-term investments	-	475	69	475	100.0%
Other income, net	641	2,411	350	1,770	276.1%
Total other (expenses)/income, net	(34,129)	7,186	1,042	41,315	(121.1)%
Loss before income tax expenses	(48,450)	(14,797)	(2,147)	33,653	(69.5)%
Income tax expenses	(8)	-	-	8	(100.0)%
Net loss	(48,458)	(14,797)	(2,147)	33,661	(69.5)%

Revenues

Total revenues increased by approximately RMB81.9 million, or 101.1%, from approximately RMB81.0 million for the year ended December 31, 2021 to approximately RMB163.0 million ($23.6 million) for the year ended December 31, 2022, primarily attributable to the growth of our Out-of-Home Advertising and Local Life services.

Revenues from our Out-of-Home Advertising increased by RMB81.4 million, or 120.3%, from RMB67.7 million for the year ended December 31, 2021 to RMB149.0 million ($21.6 million) for the year ended December 31, 2022. The increase was mainly contributed by two customers newly acquired in 2022, generating RMB51.9 million and RMB45.3 million, respectively. With the expansion of our Out-of-Home Advertising in 2022, the percentage of revenue generated from Out-of-Home Advertising increased from 83.5% in 2021 to 91.5% in 2022.

Revenues from our Local Life services increased by RMB4.2 million, or 84.7%, from RMB4.9 million for the year ended December 31, 2021 to RMB9.1 million ($1.3 million) for the year ended December 31, 2022. Customers from e-commerce promotion businesses are mainly merchants, who are relatively small-scale companies, resulting in higher transaction volumes but lower transaction value. The transaction volumes increased rapidly from 0.4 million in 2021 to 1.1 million in 2022. As a result of expansion, revenues from Local Life services almost doubled in 2022.

Other Revenues decreased by RMB3.6 million, or 42.6%, from RMB8.5 million for the year ended December 31, 2021 to RMB4.9 million ($0.7 million) for the year ended December 31, 2022. The decrease was primarily attributable to a decrease in revenue generated from selling our own community access control devices and software development, as we centralized our businesses on Out-of-Home Advertising and Local Life services.

Cost of Revenues

Our cost of revenues increased by 104.4% from RMB70.0 million for the year ended December 31, 2021 to RMB143.1 million ($20.7 million) for the year ended December 31, 2022.

Our cost of revenues for Out-of-Home Advertising increased by approximately RMB75.1 million, or 118.0%, from approximately RMB63.6 million for the year ended December 31, 2021 to approximately RMB138.7 million ($20.1 million) for the year ended December 31, 2022. The primary reason was attributed to the increasing commissions paid to agents and subcontractors in order to attract new customers. Additionally, depreciation expenses for community access control devices increased by 191.7%, from RMB3.8 million for the year ended December 31, 2021 to RMB8.6 million ($1.2 million) for the year ended December 31, 2022, as most of the acquired devices for advertising display began depreciation starting from the fourth quarter of 2021.

Our cost of revenues for Local Life services increased by approximately RMB0.2 million, or 6.9%, from approximately RMB2.0 million for the year ended December 31, 2021 to approximately RMB2.2 million ($0.3 million) for the year ended December 31, 2022. Our cost of revenues from Local Life services increased slightly due to our effective control of cost.

Our cost of revenues for Other Revenues decreased by approximately RMB2.1 million, or 48.6%, from approximately RMB4.4 million for the year ended December 31, 2021 to approximately RMB2.2 million ($0.3 million) for the year ended December 31, 2022. The decrease was in line with the decrease in revenues from Other Revenues.

Gross Profit

Our gross profit increased by RMB8.8 million, or 80.2%, from RMB11.0 million for the year ended December 31, 2021 to RMB19.9 million ($2.9 million) for the year ended December 31, 2022. For the years ended December 31, 2021 and 2022, our overall gross profit margin was 13.6% and 12.2%, respectively.

Gross profit margin of Out-of-Home Advertising increased from 6.0% for the year ended December 31, 2021 to 6.9% for the year ended December 31, 2022 mainly due to the growth of our community monitors and increase of our brand awareness.

Gross profit margin of our Local Life services increased from 58.4% for the year ended December 31, 2021 to 75.9% for the year ended December 31, 2022, resulting from boosted transaction orders, with relatively lower transaction costs due to cost control.

Gross profit margin of our Other Revenues increased from 48.5% for the year ended December 31, 2021 to 54.0% for the year ended December 31, 2022 mainly due to cost control.

Operating Expenses

Operating expenses increased from RMB25.3 million for the year ended December 31, 2021 to RMB41.8 million ($6.1 million) for the year ended December 31, 2022, representing a year-on-year increase of 65.1%. This increase was primarily attributable to the increases in our selling expenses, general and administrative expenses and, to a lesser extent, our research and development expenses. We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and in anticipation for becoming a listed company.

Selling expenses

Selling expenses increased by 119.2% from RMB10.1 million for the year ended December 31, 2021 to RMB22.0 million ($3.2 million) for the year ended December 31, 2022, which was primarily attributable to an increase of RMB10.9 million in employee payroll and commission resulting from our business growth. Selling expenses as a percentage of revenues remain relatively stable for the years ended December 31, 2021 and 2022, at 12.4% and 13.5%, respectively.

General and administrative expenses

General and administrative expenses increased by 45.0% from RMB8.9 million for the year ended December 31, 2021 to RMB12.9 million ($1.9 million) for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB1.1million in staff cost due to an increase of employee headcounts resulting from our business growth; (ii) an increase of RMB2.8 million in professional service fee mainly including audit fees, offshore restructuring registration fees, and consulting fees related to listing.

Research and development expenses

Research and development expenses increased by 8.0% from RMB6.4 million for the year ended December 31, 2021 to RMB6.9 million ($1.0 million) for the year ended December 31, 2022, mainly due to an increase of RMB1.0 million in employee payroll and commission resulting from our increased investment in research and development activities; (ii) an increase of RMB0.1 million in depreciation expenses and was offset by (i) a decrease of RMB0.6 million in information technology service fees which mainly include server fees, and the decrease was mainly due to the government’s preferential policies provided to server suppliers in 2022, and suppliers simultaneously providing the company with a fee reduction of RMB0.3 million.

Other non-operating (expense)/income, net

Other non-operating (expense)/income, net consists of income from disposal of subsidiary, income from disposal of long-term investments, other income, net and financial expenses, net.

Income from disposal of subsidiary increased by 100.0% from nil for the year ended December 31, 2021 to RMB4.3 million ($0.6 million) for the year ended December 31, 2022, mainly due to the gains from the transfer of Henduoka in 2022.

Income from disposal of long-term investments increased by RMB0.5 million mainly due to gains from the transfers of Wuhan Lianzhanghui Technology Co., Ltd., Qingdao Lianzhanghui Network Co., Ltd. and Jinan Lianzhanghui Network Co., Ltd. in 2022.

Other income, net consists of investment income (loss), net and other non-operating income(expense), net increased by 276.1% from RMB0.6 million for the year ended December 31, 2021 to RMB2.4 million ($0.4 million) for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB1.8 million in other gains or losses mainly due the compensation from a dispute settled in 2022, and was offset by (i) a decrease of RMB0.4 million in government subsidy income of Lianzhang Portal in 2022.

Financial expenses, net decreased by 99.9% from RMB34.7 million for the year ended December 31, 2021 to RMB0.02 million for the year ended December 31, 2022, which was primarily attributable to the decrease of paying commitment fees for short-term borrowings from 89 third-party cooperators.

Income taxes expenses

Our income tax expenses were RMB7,681 and nil for the year ended December 31, 2021 and 2022, respectively. This decrease was primarily attributable to previous tax losses utilization for the year ended December 31, 2022.

Net loss

As a result of the foregoing, our net loss decreased by RMB33.7 million, or 69.5%, from RMB48.5 million for the year ended December 31, 2021 to RMB14.8 million ($2.1 million) for the year ended December 31, 2022.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

We had cash and cash equivalents balance of RMB5.1 million and RMB7.0 million ($1.0 million) as of December 31, 2021 and 2022, respectively. Our cash and cash equivalents primarily consist of cash on hand and cash in bank. As of December 31, 2022, 100.0% of our cash and cash equivalents were held in mainland China and were denominated in Renminbi.

Our net cash used in operating activities was RMB45.5 million in 2021, and in 2022, we achieved a reversal of negative cash flow, resulting in a net cash generated from operating activities of RMB2.5 million ($0.4 million) which mainly due to the growth of our Out-of-Home Advertising and Local Life services, as well as the decrease in the proportion of commissions paid to agents or subcontractors, resulting in a rise in gross profit and revenue growth, leading to a significant increase in cash generated from operating activities.

Our negative working capital was approximately RMB72.7 million and RMB23.4 million ($3.4 million) as of December 31, 2021 and 2022.

The COVID-19 pandemic has negatively impacted our business operations for the past two years. However, we expect the operating results will be improved as the economy has gradually recovered from the impacts of the COVID-19 pandemic. Besides, we have developed business plans to mitigate the above adverse conditions and events, including obtaining funds amounting to RMB63.8 million from two investors as capital injection which will be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months from the date of this prospectus and that the working deficit will further decline or turn to profitability. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital injection and financial activities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our business operations. We cannot assure you that any financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date of this prospectus, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

To utilize the proceeds, we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion policies may delay or prevent us from using the proceeds of this offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet as of December 31, 2021 and 2022. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Cash Flows

The table below sets forth our cash flows for the years ended December 31, 2021 and 2022.

	For the Years Ended December 31,			Change
	2021	2022	2022	Amount	%
	RMB’000		US$ ’000	RMB’000
Net cash (used in)/provided by operating activities	(45,476)	2,486	361	47,962	(105.5)%
Net cash (used in)/provided by investing activities	(54,268)	13,587	1,969	67,855	(125.0)%
Net cash provided by/(used in) financing activities	101,718	(14,225)	(2,062)	(115,943)	(114.0)%
Effects of exchange rate changes on cash	-	-	-	-	-%
Net increase in cash and cash equivalents	1,974	1,848	268	(126)	(6.4)%
Cash and cash equivalents at the beginning of the periods presented	3,160	5,134	744	1,974	62.5%
Cash and cash equivalents at the end of the periods presented	5,134	6,982	1,012	1,848	36.0%

Operating activities

Net cash used in operating activities was RMB45.5 million in 2021, which primarily reflected our net loss of RMB48.5 million as mainly offset by depreciation of property and equipment of RMB4.1 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB28.1 million in accounts receivable; (ii) an increase of RMB1.9 million in advance to suppliers; (iii) an increase in accounts receivable from related parties of RMB16.2 million for purchase of devices and Out-of-Home Advertising; (iv) a decrease of RMB4.1 million in prepaid expenses and other current assets, primarily attributable the input value-added tax return received in 2021; (v) an increase of RMB16.9 million in accounts payable; (vi) an increase of RMB8.9 million in accrued expenses and other current liabilities, primarily attributable accrued payroll and welfare, and distribution commission; (vii) an increase in accounts payable to related parties of RMB14.5 million for purchase of devices and accrued advertising commission fees.

Net cash provided by operating activities was RMB2.5 million ($0.4 million) in 2022, which primarily reflected our net loss of RMB14.8 million as mainly offset by depreciation of property and equipment of RMB9.0 million, amortization of intangible assets of RMB0.7 million and income from disposal of subsidiary of RMB4.3 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB11.6 million in accounts receivable; (ii) a decrease of RMB2.6 million in advance to suppliers; (iii) an increase of RMB1.4 million in prepaid expenses and other current assets, primarily attributable the input value-added tax return received in 2022; (iv) an increase in accounts receivable from related parties of RMB2.9 million for purchase of devices and Out-of-Home Advertising; (v) an increase of RMB15.4 million in accounts payable; (vi) an increase of RMB6.0 million in accrued expenses and other current liabilities, primarily attributable accrued payroll, welfare and accrued service fee; (vii) an increase in accounts payable to related parties of RMB4.2 million for purchase of devices and accrued advertising commission fees.

Investing activities

For the years ended December 31, 2021, our net cash used in investing activities was RMB54.3 million, which was primarily attributable to the purchase of property, equipment and software. For the expansion of Out-of-Home Advertising, we devoted to capital expenditure in devices with a total of RMB27.4 million in 2021. Besides, we also provided loans to related parties of RMB88.7 million, and proceeded for collection of loans to related parties with a total of RMB61.8 million in 2021.

For the years ended December 31, 2022, our net cash provided by investing activities was RMB13.6 million ($2.0 million), respectively, which was primarily attributable to the proceeded for collection of loans to related parties with a total of RMB25.8 million in 2022. We continually devoted to capital expenditure in devices with a total of RMB1.5 million in 2022, respectively. For the expansion of Local Life services, we invested in intelligent community-related software with a total of RMB4.7 million. We provided loans to related parties of RMB5.7 million. Besides, we disposed all of the remaining long-term investments, and we received RMB1.0 million in 2022. And we disposed subsidiary with cash loss of RMB1.3 million.

Financing activities

For the year ended December 31, 2021, our net cash provided by financing activities was RMB101.7 million, which was primarily attributable to (i) proceeds from short-term borrowings from 89 third-party cooperators of RMB96.4 million; (ii) proceeds from a loan provided by related parties of RMB47.5 million; (iii) capital contribution by shareholders of RMB9.7 million, and was mainly offset by (i) repayments of short-term borrowings to banks of RMB25.5 million; (ii) repayments of short-term borrowings to 89 third-party cooperators of RMB11.1 million; (iii) repayment of a loan to related parties of RMB15.1 million.

For the year ended December 31, 2022, our net cash used in financing activities was RMB14.2 million, which was primarily attributable to (i) proceeds from short-term borrowings from banks of RMB9.0 million; (ii) proceeds from a loan provided by related parties of RMB18.9 million; (iii) capital contribution by shareholders of RMB21.3 million, and was mainly offset by (i) repayments of short-term borrowings to 89 third-party cooperators of RMB11.9 million; (ii) repayment of a loan to related parties of RMB50.8 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We made capital expenditures of RMB27.4 million and RMB6.2 million ($0.9 million) for the years ended December 31, 2021 and 2022, respectively. We continuously devoted to our community access control devices for the expansion of Out-of-Home Advertising, and the decrease in capital expenditures was primarily attributable to the centralized procurement of our devices mainly in the fourth quarter of 2021. Our capital expenditure consisted primarily of expenditures of equipment and software related to the expansion of our Out-of-Home Advertising. We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments due by period
	Total	Within one year	Within 1-2 years
		RMB’000
Bank borrowings	9,000	9,000	-
Loans from third parties	34,904	34,904	-
Total	43,904	43,904	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

LZ Technology is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in China. As a result, LZ Technology’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficits as determined under PRC accounting standards as of December 31, 2022. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this prospectus, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. See “Regulation— Regulations Related to Foreign Exchange and Dividend Distribution” for details of such procedures.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2022, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Three material weaknesses that have been identified related to:

●

Our lack of sufficient and competent accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements;

●	Our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and

●	Our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

To remedy our identified material weakness, we plan to improve our internal control over financial reporting through the following measures, among others:

(1)	develop and implement a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis;

(2)	hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

(3)	establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

(4)	strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than $1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Dongrun Technology Holdings Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Dongrun Technology Holdings Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no withholding tax from British Virgin Islands will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. We are not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. Our subsidiaries Lianzhang Portal Internet Technology Co.,Ltd. and its branch company obtained its HNTE status in 2020, and will enjoy the preferential tax rate of 15% for the period of 3 years.

In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2022 to December 31, 2022).

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

our selection of critical accounting policies;

the judgments and other uncertainties affecting the application of such policies; and

the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (i) accounts receivable, net; (ii) revenue recognition; and (iii) income taxes. See Note 3—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable and (ii) valuation allowance of deferred tax assets.

Allowance for doubtful accounts for accounts receivable

Accounts receivable, net represent the amounts that we have an unconditional right to consideration when we have satisfied our performance obligation. We do not have any contract assets since revenue is recognized when the promised services are provided and the payment from customers is not contingent on a future event. We maintain allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2021 and 2022 was RMB0.3 million and RMB0.3 million ($0.04), respectively.

Valuation allowance of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as December 31, 2021 and 2022. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to RMB28.7 million and RMB33.5 million ($4.9 million) as of December 31, 2021 and 2022, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivables, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the Class B Ordinary Shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our shares will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on the Class B Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash of RMB7.0 million ($1.0 million). A 10% depreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of $0.09 million in cash and cash equivalents. A 10% appreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of $0.1 in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

CORPORATE HISTORY AND STRUCTURE

LZ Technology is a Cayman Islands holding company that conducts its operations in China through Lianzhang Portal and its subsidiaries. Lianzhang Portal was established under the PRC laws on September 10, 2014.

Restructuring

Upon LZ Technology’s incorporation on November 23, 2022, it had an authorized share capital of $50,000 divided into 50,000 shares of a par value of $1.00 each. On November 23, 2022, one ordinary share, par value of $1.00, was allotted and issued to the initial subscriber, Sertus Nominees (Cayman) Limited, who transferred the share to LZ Holdings, on the same day. In addition, an additional 49,999 ordinary shares, par value of $1.00 each, were allotted and issued to LZ Holdings for a total consideration of $49,999. As a result, LZ Technology had 50,000 ordinary shares, par value of $1.00 each, issued and outstanding on November 23, 2022.

On June 23, 2023, LZ Technology repurchased 49,999 ordinary shares, $1.00 par value, from LZ Holdings for $49,999. LZ Technology paid the purchase price out of its capital and the repurchased shares were immediately cancelled. As a result of the repurchase, LZ Technology had one ordinary share, $1.00 par value issued and outstanding, which was owned by LZ Holdings.

Immediately following the above repurchase of shares, each issued and unissued share of LZ Technology, par value of $1.00 was subdivided into 10,000 shares, par value of $0.0001 each. As a result of the subdivision, the authorized share capital of LZ Technology changed from $50,000 divided into 50,000 shares with a par value of $1.00 each to $50,000 divided into 500,000,000 shares with a par value of $0.0001 each. In addition, immediately after the subdivision, the authorized share capital of LZ Technology was re-classified and re-designated into $50,000 divided into 20,000,000 Class A Ordinary Shares, par value of $0.0001 each and 480,000,000 Class B Ordinary Shares, par value of $0.0001 each. The then issued, post-subdivision 10,000 ordinary shares owned by LZ Holdings, were re-classified and re-designated as 10,000 Class A Ordinary Shares.

Following the re-classification and re-designation referred to above, LZ Technology allotted and issued the following shares:

●	9,579,248 Class A Ordinary Shares to LZ Holdings for $957,9248;

●	11,807,883 Class B Ordinary Shares to LZ Holdings for $1180.7883;

●	6,239,909 Class B Ordinary Shares to BJ Tojoy Shared Enterprise Consulting Ltd for $623.9909;

●	15,000,000 Class B Ordinary Shares to Vanshion Investment Group Limited (万盛投资集团有限公司)for $1,500;

●	16,942,491 Class B Ordinary Shares to Youder Investment Group Limited (友达投资集团有限公司)for $1,694.2491;

●	1,259,273 Class B Ordinary Shares to Sing Family Investment Limited for $125.9273; and

●	3,032,846 Class B Ordinary Shares to Kim Full Investment Company Limited for $303.2846.

Upon completion of the above reorganization, the authorized share capital of LZ Technology became $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each, comprising of 20,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 480,000,000 Class B Ordinary Shares of a par value of $0.0001 each. As of the date of the prospectus, there are 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Blue Box – The entity in which investors are purchasing the Class B Ordinary Shares being offered.

Orange Boxes – The entities in which the Company’s operations are conducted.

Our Subsidiaries

As of the date of this prospectus, LZ Technology has the following subsidiaries:

●	Dongrun Technology Holdings Limited, a wholly owned direct subsidiary, formed on December 5, 2022 under the laws of British Virgin Islands, whose principal activity is investment holding;

●	LZ Digital Technology Group Limited, a wholly owned indirect subsidiary, formed on November 21, 2022 under the laws of Hong Kong, whose principal activity is investment holding;

●	Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (联掌门户（浙江）控股有限公司), or LZ Menhu, the WFOE, a wholly owned indirect subsidiary, formed on May 10, 2023 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Portal Network Technology Co., Ltd (联掌门户网络科技有限公司), or Lianzhang Portal, a 93.70% owned indirect subsidiary, formed on September 10, 2014 under PRC laws, engaged in providing intelligent access control and safety management systems and advertising and promotional services. As of the date of this prospectus, Wuxi Jiangxi Technology Venture Capital Co., Ltd. and Wuxi Xinqu Fin-tech Venture Capital Co., Ltd. (collectively, the “Lianzhang Portal’s minority shareholders”) each owns approximately 3.15% of Lianzhang Portal. Lianzhang Portal’s minority shareholders have filed a lawsuit with the Wuxi Intermediate People’s Court on January 30, 2023, demanding Mr. Andong Zhang, our Chairman, to repurchase all the shares of Lianzhang Portal held by them. For more details, please see “Corporate History and Structure—Lianzhang Portal’s Minority Shareholders.”

●	LianZhang Media Co., Ltd. (联掌传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on January 16, 2018 under PRC laws, engaged in providing advertising, information system integration service, and information technology consulting service;

●	Xiamen LianZhang Culture Media Co., Ltd. (厦门联掌文化传媒有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 15, 2014 under PRC laws, engaged in advertising, information system integration service, and information technology consulting service;

●	LianZhang New Community Construction Development (Jiangsu) Co., Ltd. (联掌新型社区建设发展（江苏）有限责任公司), an 80% owned subsidiary of Lianzhang Portal, formed on June 21, 2018 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Lianzhanghui Intelligent Technology Co., Ltd. (厦门联掌慧智能技术有限责任公司), a wholly owned subsidiary of Lianzhang Portal, formed on October 31, 2014 under PRC laws, engaged in sales of access control devices and renovation of old residential areas;

●	Xiamen Infinity Network Technology Co., Ltd. (厦门无限主义网络科技有限公司), or Xiamen Infinity, a wholly owned subsidiary of Lianzhang Portal, formed on August 16, 2021 under PRC laws, engaged in social media advertising of experience and grocery products;

●	Xiamen Limited E-commerce Co., Ltd. (厦门有限主义电子商务有限公司), a wholly owned subsidiary of Lianzhang Portal, formed on April 7, 2022 under PRC laws, whose principal activity is investment holding;

●	Lianzhang Digital Technology (Xiamen) Co., Ltd. (联掌数字科技（厦门）有限公司), or Lianzhang Digital Technology, a wholly owned subsidiary of Lianzhang Portal, formed on May 6, 2023 under PRC laws, engaged in system operation and management;

●	Lianzhang Life Services (Xiamen) Co., Ltd. (联掌生活服务（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 9, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (联掌数字营销策划（厦门）有限公司), a wholly owned subsidiary of Lianzhang Digital Technology, formed on May 9, 2023 under PRC laws, engaged in advertising and promotional services;

●	Live Well (Xiamen) Network Technology Co., Ltd. (住得好（厦门）网络科技有限公司), a 70% owned subsidiary of Lianzhang Life Services (Xiamen) Co., Ltd., formed on May 12, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Taizhou Quanxiang Network Technology Co., Ltd. (台州圈享网络科技有限公司), a 51% owned subsidiary of Xiamen Infinity, formed on February 23, 2023 under PRC laws, engaged in online sales of local experience and grocery products;

●	Shanghai Lianxian Digital Technology Co., Ltd. (上海联限数字科技有限公司), a 65% owned subsidiary of Xiamen Limited E-commerce Co., Ltd., formed on April 11, 2023 under PRC laws, engaged in engaged in online sales of local experience and grocery products.

Lianzhang Portal’s Minority Shareholders

As of the date of this prospectus, Wuxi Jiangxi Technology Venture Capital Co., Ltd. and Wuxi Xinqu Fin-tech Venture Capital Co., Ltd. (which are collectively referred to as “Lianzhang Portal’s minority shareholders”) each owns approximately 3.15% of Lianzhang Portal. In September 2017, each of Lianzhang Portal’s minority shareholders invested RMB15 million in Lianzhang Portal, of which RMB1,423,700 was used to increase registered capital of Lianzhang Portal, or each RMB1 registered capital valued at RMB10.54, and the remaining RMB13,576,300 was recorded as capital reserves.

In September 2017, Lianzhang Portal’s minority shareholders also signed a Supplemental Agreement on Capital Increase with Mr. Andong Zhang. This agreement provided that if Lianzhang Portal failed to submit IPO application materials or sign a merger agreement with other investors by December 31, 2020, or if Lianzhang Portal intended to raise capital from new investors after this investment but at a price lower than the price of Lianzhang Portal immediately following this investment unless consented to by Lianzhang Portal’s minority shareholders, Lianzhang Portal’s minority shareholders shall have the right to demand Mr. Andong Zhang to repurchase all or part of the shares they hold.

On September 26, 2019, Mr. Andong Zhang and Lianzhang Portal’s minority shareholders signed a Performance Compensation Agreement, stipulating that if Lianzhang Portal failed to submit IPO application materials or sign a merger agreement with other investors by December 31, 2022, Lianzhang Portal’s minority shareholders shall have the right to demand Mr. Andong Zhang or his designated party to repurchase all the shares of Lianzhang Portal held by them using an agreed price calculation method.

On August 29, 2022, Mr. Andong Zhang provided a Commitment Letter to Lianzhang Portal’s minority shareholders, pledging to repurchase all of their shares in Lianzhang Portal before December 31, 2022.

On January 30, 2023, Lianzhang Portal’s minority shareholders filed a lawsuit with the Wuxi Intermediate People’s Court, demanding Mr. Andong Zhang to repurchase all the shares of Lianzhang Portal held by them. On March 23, 2023, upon the request of one of Lianzhang Portal’s minority shareholders, Wuxi Xinqu Fin-tech Venture Capital Co., Ltd. (“Wuxi Fin-tech”), the court issued a ruling, ordering to freeze all of the equity interests held by Mr. Andong Zhang in Xiamen Dongling Technology Co., Ltd. (“Dongling Technology”). On July 25, 2023, the court entered a judgement, ordering Mr. Andong Zhang to, within 10 days of the effective date of the judgement, repay RMB15 million and interest thereon at a rate of 10% per annum for the period of December 1, 2017 through the date the repayment is completed, to each of Lianzhang Portal’s minority shareholders. On August 17, 2023, Wuxi Fin-tech Mr. Andong Zhang and Ms. Hongling Zhang, entered into a Settlement Agreement that sets forth a repayment schedule as follows: (i) RMB7 million is to be repaid within 3 days after the Settlement Agreement; (ii) RMB8 million is to be repaid within 30 days after the Settlement Agreement; and (iii) the interest is to be repaid within 12 months after the Settlement Agreement, with payments of at least RMB100,000 each month for the first 10 months. On August 17, 2023, Dongling Technology remitted RMB7 million to Wuxi Fin-tech, and Wuxi Fin-tech filed a request with the court, asking the court to lift the freeze on Mr. Andong Zhang’s equity interests in Dongling Technology. Vanshion Investment Group Limited, one of LZ Technology’s principal shareholders, is 66.7% owned by Xiamen Dongling Weiye Investment Partnership (Limited Partnership) (“Dongling Partnership”). Dongling Partnership is managed by its executive partner, Dongling Technology which holds approximately 26.55% of Dongling Partnership. Mr. Andong Zhang and his spouse, Ms. Hongling Zhang, together hold 100% equity interests of Dongling Technology. See also “Principal Shareholders.” Mr. Andong Zhang plans to enter into a repayment plan with the other Lianzhang Portal’s minority shareholder, Wuxi Jiangxi Technology Venture Capital Co., Ltd.

INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and issued in August 2023 by Frost & Sullivan, an independent research firm, or the F&S report, to provide information regarding our industry and our market position in China.

SMART COMMUNITY INDUSTRY IN CHINA

Overview of the Smart City Industry

Smart cities make use of emerging information technology such as the Internet of Things, cloud computing, big data, and artificial intelligence to integrate data resources such as people, events, places, things, situations, and organizations in urban living scenarios, providing integrated management and service applications for governments, enterprises, universities, research institute, and residents, enhancing the scientific and intelligent level of management and services for governments and enterprises, and providing a safe, comfortable and convenient intelligent living environment for urban residents.

Market Opportunity for Smart City Industry

The urbanization process in China is continuing and the urbanization rate of the resident population increased from 60% in 2020 to over 65% in 2022. With the support of relevant national policies, the construction of smart cities will be further expanded to districts and counties, and the market potential of smart cities is yet to be explored in depth. In recent years, smart city technology spending in China has continued to increase. With the further enhancement of China’s infrastructure and technology, the degree of digitization, networking, and intelligence of infrastructure continues to increase, thus driving data governance, developing the digital economy, and realizing the interconnection and mutual integration of smart cities. Technologies such as 5G, edge computing, artificial intelligence, IoT, and digital twin are being applied to urban governance, livelihood services, economic development, and other areas, covering all aspects of smart cities. The integration of new technologies has created new applications, such as the integration of spatial geographic information and data twin technology to provide a basis for urban decision-making and planning, and in the future, more innovative application scenarios will emerge in the course of smart city construction.

Smart community construction includes three major components: hardware, software, and platform services. 1) Hardware mainly includes intelligent building access control, monitoring equipment, vehicle identification gates, electronic advertising screens, fire detection devices, smart home equipment, etc. related to services within the community. 2) Software mainly includes intelligent security systems, intelligent property management systems, intelligent parking management systems, and other systems and software related to community services. 3) Platform services include not only property management services and IoT platforms related to services within the community but also consumer service platforms, medical service platforms, etc. related to services around the community.

Smart cities have grown since 2015 and have permeated many areas including government projects, city security, urban traffic, medical and health, education, community governance, business, telecom, etc. Relying on information technology, smart cities stimulate more creativity for city building, by deepening data sharing, breaking down data silos, penetrating into many aspects of business, logistics, and public services, strengthening synergy and cooperation between different industries, and promoting the healthy development of industrial ecology.

Overview of Community Building Access Control Industry

Community building access control is a type of security device that manages and controls who or what is allowed entrance to a building. Community building access control is installed at the entrance of a community building. The access control system authorizes entry and exit in the form of passwords, fingerprints, and access cards. Residents of the building who have been authorized can enter and leave the building freely, while unauthorized visitors need to be identified through the building access control before entering the building, and can only enter with the permission of the resident being visited and after the door has been opened for them. Community property staff have a separately identifiable building access control permit to facilitate service to community residents. Community building access control is equipped with permissions management, real-time monitoring, abnormal alarm, fire alarm, and other functions to ensure the safety of community residents. Community building access control is generally composed of a server, a client, and a visual intercom access control. The server provides property background management and data storage, query, and pushing information to the client, while the client integrates access control, consumer services, security, and other functions, bringing a smart and convenient experience to community residents. Access methods of community building access include passwords, access cards, QR code, biometrics (fingerprint, facial recognition, IRIS), etc.

With the steady development of the economy, community residents are increasingly concerned about the security of the public areas in which they live. As a new type of intelligent security control system, intelligent community building access control not only gives each door an intelligent, secure, and convenient function but also promotes the continuous updating and iteration of access control technology. With the acceleration of intelligent construction and the advancement of high-tech electronic and digital network information technology, the whole industry is developing rapidly.

Market Size of Community Building Access Control Industry

Security is an important part of the public safety system of society. As people’s living standards and social and economic levels continue to rise, the demand for security is getting higher and higher. The market size of China’s security industry is rising, with the market size of China’s security industry exceeding RMB 900 billion in 2021, and will continue to grow in the future.

The promotion and rapid development of smart communities and safe cities have driven the continued growth of the building access control market. The community is the main place for residents to live, and residents have increasingly high requirements for community security, which has led to the rapid development of community building access control. Revenues from community building access control vendors include hardware product sales, advertising revenue, maintenance revenue, etc. According to Frost & Sullivan report, the market size of community building access control in China reached RMB 32.6 billion in 2022 and is expected to grow at a CAGR of 12.5% from 2022 to 2027, reaching RMB 58.9 billion in 2027.

The pandemic accelerated the construction of smart cities and smart communities, and the demand for community building access control during the pandemic stimulated demand for community building access control and further growth in the community building access control market. 2021 to the first half of 2022 was affected by the shortage of chips, and some companies experienced a decline in revenue, thus slowing down the growth rate of the market size. With the lifting of the pandemic and the chip supply resuming, the market size growth rate picked up in 2023.

Source: Frost & Sullivan Report

Drivers for the Community Building Access Control Industry

According to Frost & Sullivan report, key drivers driving the growth of community building access control market in China are:

●	Growth in demand for security. With the development of the social economy and the improvement of the living standard of the residents, people’s demand for safety and convenience in life is getting higher and higher. Residents are increasingly seeking security and stability in their living environment and do not wish to have external strangers frequently entering and leaving their residential buildings. The intelligent community building access control industry is therefore developing rapidly. Intelligent community building access control systems apply face recognition, voice recognition, and other information technologies to effectively control the entry and exit of people in residential buildings, therefore improving residential security.

●	Development of the smart community offers opportunities for the community building access control industry. With the promotion of smart city construction, smart communities are developing rapidly. Relevant enterprises seize the market opportunity and commit to the construction of smart communities. Community building access control, which is closely related to community security, has become a market hotspot, and community building access control manufacturers have increased their efforts to develop related systems and products. Hardware equipment manufacturers, platform system manufacturers, and other types of enterprises turn into the community building access control industry leading to the rapid rise of the industry. On the basis of meeting the basic functions of access control and visualization, community building access control manufacturers focus on residents’ community life, target community service scenarios and user needs, build consumer service platforms, provide commerce information around the community and online interaction for residents, continue to promote the optimization and upgrading of products and promote the rapid development of the community building access control industry.

●	Positive policies promote the development of the security industry. The security industry is important for maintaining national security and social stability. In recent years, national security spending has been rising and the security industry has continued to grow as a result. The government has introduced a series of policies to increase the scale of government spending on national public security and to promote the development of the security industry. As the basic part of social security, the first protection of people’s lives, community building access control industry is rapidly developing. The China Security Industry “14th Five-Year” Development Plan (2021-2025) proposed to move towards to intelligent era, further promoting the trend of intelligence and informatization in the community building access control industry.

●	Information technology development for industry upgrade. Community building access control is a technology-intensive industry, with artificial intelligence, big data, biometrics, and other new generation information technology maturity, “artificial intelligence + community building access control” prompted the industry to upgrade again. The development of a new generation of information technology for community building access control derived from a variety of new functions, and technological developments to solve the problem of long-distance audio and video transmission and networking multiple channels, effectively improving the efficiency of community building entrances and exits. Community building access control manufacturers further develop and overlay a number of community service platforms around community life scenarios, effectively connecting smart hardware with software services to provide comprehensive coverage of the community, providing accurate community advertising, community e-commerce, and various life services to the acquired users, bringing more convenience to residents.

ADVERTISING INDUSTRY IN CHINA

Overview of the Advertising Industry

Advertising is the means of communication in which a product, brand, or service is promoted to a viewership in order to attract interest, engagement, and sales. Advertisements are messages paid for by those who send them and are intended to inform or influence people who receive them.

According to the different channels and forms, the advertising industry can be classified as:

●	TV & Radio advertising is known as mass marketing since national or even worldwide audiences can be reached. Advertisers pay broadcasters for a spot. An advertising spot is typically 30 seconds on both television and radio. Broadcast advertisements have the best chance to reach a large audience, however, the costs are so high that not all advertisers can accept them.

●	Print advertising is a form of marketing that uses physically printed media to reach customers on a broad scale. Ads are printed in hard copy across different types of publications such as newspapers, magazines, brochures, or direct mail. Affected by the recession of traditional paper media, the importance of print advertising has declined.

●	Out-of-home advertising, also known as outdoor advertising, refers to advertising that reaches consumers outside their homes. This includes billboards, street furniture, transit, and place-based OOH.

●	Online advertising refers to marketing through online channels, such as websites, streaming content, and more. It’s a marketing strategy that uses the internet to generate website traffic and deliver specific marketing messages to the right customers. This includes display advertising, search engine marketing, social media advertising, content marketing and video advertising.

●	Others include types of advertising not mentioned in the above categories, such as audio advertising and so on.

Advertising Working Process

The advertising business model is a revenue generation strategy supported by the sale of advertising. The advertising modes include programmatic advertising and native advertising. Programmatic advertising is the process of automatically buying and selling digital advertising space. Native advertising is a form of paid advertising in which the ads match the look, feel, and function of the media format where they appear. They fit “natively” and seamlessly on the web page.

Before programmatic advertising, ordering, setting up, and reporting on ads all had to be carried out manually. The process is streamlined through programmatic advertising, making it more effective and efficient. Any formats and channels can be accessed programmatically, thanks to programmatic platforms that have built up their ad inventory and database.

The chart below demonstrates how programmatic advertising works:

Source: Frost & Sullivan

Programmatic ads help connect publishers - those who have websites with ad space (ad inventory) to sell - and advertisers - those who want to buy that ad space to promote their brand.

When an advertiser wants to launch a digital campaign to promote their product or service, they contact their programmatic ad agency or trading desk. The agency uses a demand-side platform (DSP) to automate the process of buying ad impressions to meet the goal of the campaign.

A DSP allows advertisers and their agencies to purchase ad inventory from multiple publishers. The DSP ensures the ads are aimed at the right audience through the use of a data management platform (DMP), which manages audience data. This data is used to target the right audience, taking a variety of factors into account, such as location, demographics, user behavior, and online activity.

When a person who falls within the target audience of the advertiser lands on a publisher’s website, the website will send an ad request to the supply-side platform (SSP). An SSP is used by a publisher to sell ads, with the aim of maximizing the value the publisher receives from an impression. The SSP runs an auction among its buyers, and the DSP is connected in.

The DSP uses the data that it receives to evaluate the ad and match it with its data and target parameters. This is used to decide a bidding price for the first impression. Held within the SSP or ad exchange in real-time, the process is often referred to as real-time bidding.

Although this sounds like a long process, it takes just 100 milliseconds to complete the bidding. After the impression has been sold, it is sent to the publisher’s website to be displayed. The process repeats whenever a user lands on the website or refreshes.

Market Size of Advertising Industry in China

In the last decades, China’s advertising market grew rapidly with a CAGR of 18.6%, increasing from approximately RMB 601 billion in 2017 to approximately RMB 1,412 billion in 2022 attributable to the substantial increase of new types of advertisements. By 2027, the advertising market in China is expected to reach approximately RMB 2,524 billion at a CAGR of 12.3% from 2022 to 2027.

Source: Frost & Sullivan

Advertising Revenue Distribution in China

In the past two years, with consumers’ psychological needs gradually tending to the spiritual level, the rapid iteration of technology, and the gradual rise in the complexity of the market environment, China’s advertising industry has gradually launched a new mode of delivery, and the focus of advertisers on the market has also changed. At the same time, the changing environment of the whole market has put some pressure on business owners, who are less confident and more cautious in investing their marketing budgets.

In 2022, the advertising market keeps growing in demand-based marketing, mainly in the three areas of necessities, leisure, and entertainment. Several basic consumer goods categories in China’s advertising market are maintaining rapid growth and reflecting the concept of healthy and convenient life. Specifically, FMCG firmly occupies the NO.1 in advertising spending with a 29.7% market share. FMCG, pharma and healthcare, and telecommunication advertisements occupy 45.5% of the market share and are key customers in China’s advertising market.

*	Notes: Others include business services, energy and fuel, travel and leisure, financial services, entertainment and media, home appliances and furniture, real estate, and constructions, automotive, clothes and accessories, education and training

Source: Frost & Sullivan

Overview of the Out-of-Home Advertising Industry

Out-of-home advertising, also known as outdoor advertising, refers to advertising that reaches consumers outside their homes. This includes billboards, indoor and outdoor signs, ads on street infrastructure like bus shelters or benches, in transit areas like airports or train stations, and place-based ad media. These various OOH media formats account for thousands of locations and millions of screens around China.

Source: Frost & Sullivan

OOH advertising has the following distinct advantages:

●	Increased visibility. With OOH advertising, brands have the ability to target large, diverse audiences in highly visible locations. This allows them to reach consumers who may not have otherwise seen their message.

●	Geographic targeting. OOH advertising can be highly targeted based on geographic location. This is particularly useful for local businesses that want to attract customers in a specific area.

●	Creative opportunities. Out-of-home advertising offers creative opportunities that are not possible with other forms of advertising. For example, brands can use unique materials and shapes to create eye-catching and memorable displays.

●	Cost-effectiveness. OOH advertising can be a cost-effective way to reach a large audience. Compared to other advertising channels like TV or print, OOH typically has a lower cost per impression.

Market Size of the OOH Advertising Industry in China

The out-of-home advertising has become the new convergence of target clients. Different from in-home media and personalized media, which is a two-dimensional space so that the ad publishers can only connect brands and consumers through advertising messages, out-of-home advertising provides the opportunity for consumers to experience the brand or product. The marketing scene outside the home, in addition to appearing in the outdoor circle of life high-speed traffic entrance type media, is also appearing in more and more integrated scene immersive marketing. Except for a slight decline in the OOH advertising market size affected by the lock-down measure of COVID-19 and the turbulence of the advertising market, the OOH advertising market in China has grown at a CAGR of 2.4% over the past five years and has reached RMB 58.3 billion in 2022. As the advantages of OOH advertising are realized, the market size is expected to reach RMB 83.6 billion in 2027, with a CAGR of 7.5% from 2022 to 2027.

Source: Frost & Sullivan

OOH advertising is an expansive category. Some of China’s most important advertisers, including Apple, Vivo, and 51job.com, all make regular and extensive use of various OOH formats in their campaigns.

Source: Frost & Sullivan

CONSUMER SERVICE INDUSTRY IN CHINA

Overview of the Consumer Service Industry

Consumer services are categories of services that businesses offer to consumers, other enterprises, and households. The primary goal of customer service is to fulfill a customer’s wants and expectations.

Consumer services include restaurant delivery and dining, food retail, local transportation, flight ticket purchases, hotel booking, train ticket purchases, vacations, beauty services, karaoke clubs, wedding services, parent & child services, laundry services, housekeeping services, car after-sales services, house renovations, movie ticket purchases, and other live entertainment services.

Market Size of Consumer Service Industry in China

The consumer service industry is primarily concentrated in urban areas with high population density. China’s massive population and rapid urbanization have led to the emergence of a large number of cities, further accelerating the growth of the consumer service industry across the country. Besides, the improvement in Chinese consumers’ standards of living has led to significant changes in consumption behavior by moving away from basic needs to more discretionary expenditures, from physical goods oriented to consumer and other services and experience-oriented. This has led to a proliferation and adoption of consumer and other services that are targeted at improving people’s lives. The above macro factors have supported the consumer service industry to grow from approximately RMB 18.4 trillion in 2017 to approximately RMB 23.5 trillion in 2022, implying a CAGR of 5.0%, and the market size will be expected to reach RMB 32.8 trillion in 2027, with a CAGR of 6.9% in the next five years.

Source: Frost & Sullivan

Overview of the Consumer Service E-Commerce Industry

Consumer service e-commerce presents the information of physical stores of restaurants, living services, leisure, entertainment, and so on with the customers in the platform. In the past, consumer choice has been limited by fragmented and stale information, lack of access to services, and the inability to complete transactions efficiently. Consumer service e-commerce platforms now enable consumers with location-based information discovery, decision-making, and real-time processing to complete transactions on mobile devices, transforming consumers’ ways of daily living.

Market Size of Consumer Service E-Commerce Industry in China

E-commerce enables merchants to market to the right consumers through online channels with measurable returns on investments, to better serve consumers’ needs by providing high-quality of services and allowing them to make the right business decisions, such as choosing the location of a store. More importantly, e-commerce helps merchants generate incremental sales by providing critical technology infrastructure. For example, operating on-demand food delivery in a cost-effective manner requires a highly complex system that aggregates and processes multiple orders across multiple merchants and takes restaurant traffic, order size, wait time, and road traffic into account. The consumer service e-commerce industry reached RMB 6,026 billion in 2022 and is forecasted to reach RMB 9,510 billion by 2027, implying a CAGR of 9.6%. The penetration rate of e-commerce in consumer service is projected to be 29% in 2027.

Source: Frost & Sullivan

Food and Dining Service E-Commerce Market

Food consumption is the most essential part of consumers’ daily lives today. It is a purchase we make most frequently, whether it is buying groceries, pre-made meals, restaurant dining, take-out, or delivery.

Over the next few years, restaurant consumption growth of 8.0% CAGR from 2022 to 2027, is expected to outpace non-restaurant food consumption growth of 6.5% CAGR over the same period.

Source: Frost & Sullivan

As people spend more and more time at work today, many people use consumer services e-commerce platforms and change their way of living. The market size of food consumption through consumer service e-commerce platforms in China reached RMB 3,600 billion in 2022, with a CAGR of 25.3% since 2017, and is expected to reach RMB 5,956 billion in 2027, with a CAGR of 10.6% from 2022 to 2027.

Source: Frost & Sullivan

Chinese consumers are spending more on food delivery, in-store dining, and food retail as standards of living improve. A major trend is that the increase in the ease and convenience of delivery is leading to more consumers choosing to order food online and receive delivery offline. On-demand food delivery and online non-restaurant food retail are in large ways, replacing cooking at home or buying pre-cooked food from grocery stores because these methods are fast, convenient, and in many cases, more cost-effective. This is especially prevalent in younger generations as they have a limited amount of time and energy to dedicate to cooking and they are more willing to pay for convenience. In the next few years, the market share of on-demand food delivery will be expected to expand, and reach 37.9% in 2027.

Source: Frost & Sullivan

Travel Service E-Commerce Market

Travel service includes all travel-related services such as hotel booking, attraction tickets, air ticket booking, bus ticket booking, etc. The travel service industry in China has undergone significant growth driven by trends including rising disposable income and standards of living, growing consumer demand for travel, new emerging transportation methods, and supportive government policies. But, affected by the Covid-19, the market size has shrunk during the epidemic. With the impact of the epidemic gradually dissipating and the optimization of the epidemic prevention policy, travel services will regain growth vitality in the future. The market size is projected to be RMB 3,668 billion in 2027, with a CAGR of 23.6% from 2022 to 2027.

Source: Frost & Sullivan

BUSINESS

Overview

The Company is an information technology and advertising company. Its operations are organized primarily into three business verticals: (i) Smart Community, (ii) Out-of-Home Advertising, and (iii) Local Life.

In the Smart Community vertical, the Company provides intelligent community building access and safety management systems through access control monitors and vendor-provided SaaS platforms. The Company’s intelligent community access control system makes resident access to properties simpler. As of the date of this prospectus, approximately 73,717 of the Company’s access control screens have been installed in over 4,000 residential communities, serving over 2.7 million households.

The Company’s Out-of-Home Advertising vertical offers clients one-stop multi-channel advertising solutions. Capitalizing on the Company’s network of monitors that span approximately 120 cities in China such as Shanghai, Beijing, Guangzhou, Shenzhen, Nanjing, Xiamen, Hefei, Dalian, Ningbo, Chengdu, Hangzhou, Wuhan, Chongqing, Changsha, the Company’s Out-of-Home Advertising services help merchants display advertisements in a variety of formats across its intelligent access control and safety management system. Advertisements are placed on the monitors and within the SaaS software. Residents are exposed to these advertisements each time they enter and exit community buildings or open the SaaS software. This level of visibility serves as a highly effective means of advertising, assisting merchants in effectively promoting their brands and accelerating their product sales. Moreover, the Company partners with other outdoor advertising providers to maximize coverage by placing the advertisements on the partners’ numerous displays in public transportation, hotels and other settings as well as deploying posters at events. This broad approach provides clients with a truly comprehensive out-of-home advertising solution.

In the Local Life vertical, the Company connects local businesses with consumers via online promotions and transactions. With its strong technological capabilities, the Company helps local restaurants, hotels, tourist companies, retail stores, cinemas and other merchants offer deals and coupons to consumers on social media platforms such as WeChat, Douyin (the Chinese version of TikTok) and Xiaohongshu. As such, the Local Life vertical bridges the businesses’ need for product sales and promotions and the consumers’ need for dining, shopping, entertainment, tourist attractions and other local services. In addition, deals from local businesses can also be displayed on the access control screens. In this way, clients of the Company’s Local Life services can also reach the Smart Community residents, leveraging the Company’s access control screens’ extensive coverage and high exposure potential.

The Company reports financial results in one segment. Currently, a substantial portion of the Company’s revenues are generated from advertising and promotional activities, namely by the Out-of-Home Advertising and Local Life verticals. Revenues from Smart Community, which mainly consist of product sales of access control devices and service fees, contribute only a small portion to the Company’s total revenues. Thus, the Smart Community revenues are grouped with other miscellaneous revenue sources, such as advertising design and production and social media account operations, under the catch-all category titled “Other Revenues” in the description of the Company’s revenues.

Our total revenues increased by RMB82.0 million, or 101.1%, to RMB163.0 million ($23.6 million) for the year ended December 31, 2022, compared to RMB81.0 million for the year ended December 31, 2021. Our net loss decreased by RMB33.7 million, or 69.5%, to RMB14.8 million ($2.1 million) for the year ended December 31, 2022, compared to RMB48.5 million for the year ended December 31, 2021. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Products and Services

Our products and services revolve around advanced smart technology, such as IoT applications and systems, and comprehensive advertising services, designed to provide convenience and enhance business growth.

Smart Community

Our intelligent access control and safety management system, primarily comprising access control monitors and external SaaS software, allows easy access to community buildings for residents and homeowners. Users can view live video feeds and unlock building doors and gates using their smartphones, ensuring no deliveries or visitors are missed. The SaaS software provided by our vendor can seamlessly integrate with other property management systems to provide a comprehensive and efficient user experience. With our intelligent access control and safety management system in place, residents can access community properties with ease while maintaining the security and safety of their communities.

Our access control monitors are deployed in approximately 120 cities in China, including nearly all first and second-tier cities, with a total of approximately 73,717 screens as of the date of this prospectus. Such screens cover more than 4,000 residential communities and 2.7 million households in aggregate. Based on an average of 3 people per household (according to the 2018 population data from the National Bureau of Statistics), it is estimated that these screens have already covered more than 8 million people in total.

We offer a seamless and hassle-free user experience with our wireless access control system. This modern access management system includes IoT technology, facial recognition technology and leverages the power of cloud and mobile technology. Based on our fully wireless mesh platform for intelligent building devices, our goal is to make buildings smarter and more convenient.

We market and distribute our intelligent access control and safety management system via various channels including: (i) direct sale of hardware and/or software, (ii) turnkey projects, (iii) partnerships with third-party individuals or small businesses, which we refer to as “city partners,” and (iv) participation in competitive bidding organized by property developers as a subcontractor.

When selling hardware directly, we price devices (such as monitors, wall-mounted intercom handsets and access control card dispensers) based on a per unit rate but offer certain discounts to high-volume purchasers. Typically, we provide a two-year warranty on our sold hardware, during which period we offer free repair and maintenance services.

When selling the software or the entire system as a turnkey project to residential communities, we provide the initial installation, testing, commissioning and personnel training, as well as ongoing maintenance, upgrades and technical support. In these cases, the contracts, which usually have a term of three to five years, are automatically renewed unless terminated by either party, and we typically only charge a small annual service fee. For turnkey projects, we require the purchaser to make a deposit equal to the cost of the hardware, which will be returned after they cease to use our system. Under both of such models, we have the right and discretion to place advertisements on the monitors.

Additionally, we deploy our access control and safety management systems through city partners, particularly when entering a new region. As of the date of this prospectus, we have 14 city partners in total. These city partners are selected based on their familiarity with the local market and their own resources in the local property management landscape. They have the option to purchase monitors from us, thereby becoming owners of such devices. Regardless of device ownership held by us or city partners, we provide all the software infrastructure for the entire intelligent access control and safety management system through our contracted vendor. We typically establish revenue-sharing arrangements with city partners. The revenue distribution ratio between us and the city partner varies, depending on various factors including, among others, which party secures the advertising order, who owns the monitors and what the performance metric is (based on the number of times the advertisement is broadcast or the product sales). Typically, city partners are also responsible for the monitors’ maintenance and repair. The contracts we enter into with city partners typically have a term of five years, and the parties can discuss whether to renew upon expiration.

Out-of-Home Advertising

The Company’s Out-of-Home Advertising vertical serves as a comprehensive, one-stop solution for multi-channel advertising, providing a blend of convenience and extensive reach to consumers. The Company’s Out-of-Home Advertising serves both local and national businesses. By leveraging the Company’s vast network of monitors in a broad range of geographic locations in China, we offer an advantage for businesses seeking impactful outdoor advertisement placements.

We employ innovative multi-screen interconnectivity technology, allowing advertisements broadcast on monitors to be concurrently displayed on mobile devices. This provides users with the opportunity to interact directly with and gain insights into the products that pique their interest on their personal mobile devices.

Furthermore, our comprehensive Out-of-Home Advertising solution packages offer clients the opportunity to simultaneously showcase their advertisements on displays managed or integrated by our partner outdoor advertising providers. Such partners possess or have access to large quantities of displays in a variety of high-traffic locations such as metros, buses, hotels and other public settings. In addition, our advertising packages also incorporate collaboration with other advertising providers to deploy posters at various events as well as the digital replay of such events on online video-sharing platforms. For accounting purposes, these partner providers are referred to as “subcontractors” or “agents” in recording our revenues and cost of revenues. As of the date of this prospectus, we have forged strategic alliances with a top-tier search engine, several outdoor advertising providers and media companies. Under these arrangements, we and our strategic partners pool our client bases and collaboratively deliver a comprehensive advertising solution. This joint effort maximizes our reach and offers our clients an effective and far-reaching advertising service. See also “Customers—Strategic Partnerships.”

Local Life

In the Company’s Local Life vertical, we provide a vibrant connection between local businesses and consumers through online promotions and transactions. Relying on our advanced technological capabilities, we enable a diverse range of merchants—restaurants, hotels, tourist companies, retail stores, cinemas, and other businesses—to offer group deals, discounts, and coupons to consumers on social media platforms as well as our Smart Community’s intelligent access control and safety management system.

We work with certain WeChat mini programs to post the coupons and group deals on these applications. Users can easily browse through a plethora of options, finding discounted products and services that suit their needs. Through these placed deals, merchants can access a wide audience and potential repeat customers cost-effectively, while consumers can enjoy a convenient shopping experience with attractive deals for dining, transportation, travel, shopping and entertainment.

In addition, the Company’s Local Life services involve placing merchant discount coupons and group deals within various formats such as in short videos, live streaming and mini programs of other social media platforms like Douyin, as well as publishing advertorial on our WeChat public accounts “Eat, Drink, Play and Enjoy Fuzhou” (吃喝玩乐福州) and “Explore the Tastes of Xiamen” (寻味大厦门).

In the Local Life vertical, our revenues mainly consist of commission fees earned based on the value of purchases made through the coupon links placed by us, the number of times consumers click on these links, or other performance metrics.

Xiamen Infinity has entered into a Platform Service Agreement with Henduoka, pursuant to which Henduoka utilizes Quanxiang WeChat Mini Program, Douyin and other social media platforms to help list and publish the products and services of merchant customers, collect payments and provide other technical services for Xiamen Infinity. The Platform Service Agreement has a term from December 1, 2022 to November 30, 2025 which will terminate automatically on the expiration date, November 30, 2025, unless the rights and obligations of the parties are not fully performed by such date. The parties may negotiate the renewal of the agreement within one month before the expiration date. For services provided, Xiamen Infinity shall pay Henduoka a platform service fee equal to 1.5% of verified gross merchandise value (GMV) of products sold, settled on a monthly basis. The foregoing summary of the terms of the Platform Service Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, the English translation of which is filed as Exhibit 10.4 to this registration statement of which this prospectus is a part. See also “Risk Factors—Risks Related to Our Business and Industry—We have engaged in transactions with related parties, and terms obtained or consideration that we paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.”

Our Revenue Model

Currently, our primary source of revenue derives from advertising and other promotional activities, and as such, our revenue model revolves around the Out-of-Home Advertising and Local Life verticals. Revenues from various other sources, including from the Smart Community vertical, are classified under a third catch-all category titled “Other Revenues”. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Revenues.”

Among the “Other Revenues,” the following are the main types of offerings and services constituting this third category.

Advertising Design and Production. Our team assists clients in designing and producing promotional materials, such as images, posts, headlines, and videos. For advertising production projects, we handle all stages from establishing filming schedules and planning content, to shooting and editing video content.

Smart Community. Smart Community serves as a core offering and investment area of the Company but has not been a significant source of revenue. Revenues from Smart Community offerings primarily include (i) product sales of access control devices, (ii) service fees for providing the SaaS software or the entire access control system, and (iii) payments from property management for posting announcements, residents’ submitting repair requests, suggestions and reports, collecting home owners association fees and other functions.

Our Competitive Strengths

As of the date of this prospectus, we distinguish ourselves through the following competitive strengths:

Strong branding effect

Building on existing communities, we continue to expand our network of access control screens by seizing opportunities in the urban renewal market. By collaborating with property managers and developers, we are solidifying our position in this segmented field.

Robust Research and Development capabilities

We have a dedicated research and development team responsible for constructing and maintaining our devices and hardware system, as well as developing new products and features. This team, with extensive experience in discerning IoT smart technology requirements, spearheading product innovation and carrying out technical implementation, ensures ongoing solutions to challenges and consistent upgrades to our technology infrastructure.

Experienced leadership team

The founders of our team have successful entrepreneurial experiences. The founder and Chairman, Andong Zhang, is an expert in intelligent construction designated by the Ministry of Housing and Urban-Rural Development and a distinguished entrepreneur in China. Mr. Zhang is responsible for overall company strategy, positioning, and operational management. Prior to founding the Company, Mr. Zhang founded Qiushi, our hardware supplier and a company engaged in manufacturing monitors and other IoT products. As a model company in the IoT industry, Qiushi received multiple site-visits from industrial associations and governmental officials. With years of deep involvement in intelligent digital technology, products and services, Mr. Zhang has amassed a wealth of industry resources and developed strategic acumen. Since our establishment in 2014, we have broadened our offerings beyond access control systems and related advertising to provide comprehensive advertising packages to clients. This strategic diversification leverages our robust technological capabilities and our strategic alliances with partner outdoor advertising providers to deliver superior value to our clients.

Mature business model

The Company’s three business verticals—Smart Community, Out-of-Home Advertising and Local Life—possess a potent synergy. The growth in one vertical can drive improvements in others. Our Smart Community provides crucial access points. These resources benefit our Out-of-Home Advertising by offering an invaluable advertising platform, At the same time, our Local Life services leverage Smart Community’s access points and network to amplify reach and enhance effectiveness. As the number of access control screens increases in Smart Community, the sales volume and bargaining power of our Out-of-Home Advertising grow. Our Local Life vertical complements our Out-of-Home Advertising by providing social media advertising and promotional services. By capitalizing on our operational and technological capabilities, the Company has connected these three sectors within the community landscape, creating a flywheel effect where 1+1+1 > 3 and achieving a more resilient business model.

Integration of solutions from various suppliers

The Company aggregates and empowers other outdoor advertising platforms, such as screens in public transportation, building elevators and hotel rooms, as well as advertising opportunities in offline events and activities. We provide customers with integrated multi-channel marketing solutions and precise programmatic delivery. Based on specific customer needs, we can offer tailored advertising planning and broadcasting solutions, using a mix of multi-scene out-of-home advertising, poster displays in events and social media marketing. Through strategic collaborations with other advertising providers and resource owners, we deliver comprehensive and effective advertising services to our clients, helping them achieve maximum brand promotion and product success, truly integrating brand visibility and effectiveness.

Favorable marketing ecosystem

Our meticulously planned and executed marketing efforts have forged a robust alliance within the out-of-home advertising industry that pools customer bases. In addition, by employing a model that combines our in-house marketing team with third-party city partners, we continually expand into new strategic cities, enabling us to maintain a solid position in the Smart Community field while simultaneously expanding our advertising platform.

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

Solidify our industry position.

We intend to continue expanding our marketing efforts to increase awareness of our offerings and brand, aiming to attract new buyers of our intelligent access control and safety management systems and recruit additional city partners. We plan to complete further regional expansions in 2024, in order to strategically enhance our geographic coverage. In addition, we are committed to the continual development and innovation of our content, service offerings, hardware and software development and integration capabilities, which forms our core competitiveness in penetrating existing and new markets.

Enhance our ability to attract, incentivize and retain merchant customers.

We aim to further enhance our offerings to attract and retain merchant customers. Leveraging our technological capabilities and network of access control screens, our Local Life vertical bridges residents’ needs for convenient selection and purchase of reliable and competitively priced products and services and merchants’ demands for effective product and service promotion. Recognizing the vast sales potential in the residential community landscape, we plan to deepen our engagement with merchants and manufacturers within our Local Life space. We intend to enable them to offer home delivery services for household supplies and food, coordinate flight and train tickets, hotel accommodation and admission tickets for residents, and present top deals from leading e-commerce platforms. We have started to execute this strategy since the beginning of 2023. We intend to utilize our integrated multi-channel advertising solutions to provide promotional services to merchants and manufacturers that focus on improving their sales performance. At the same time, we provide community households with easy access to high-quality and low-cost products and services, which attracts more communities to join our Smart Community platform, expanding both the audience scope and the marketing resources of the platform. To achieve this, we will continuously refine our business model.

Expand into overseas markets.

We plan to apply the Company’s model beyond China, targeting foreign markets. The overseas community access control markets show positive trends in technological innovation and demand for security and intelligence, despite regional differences. With the increasing need for safety and convenience, we project completion of our overseas market expansion within the next 3-5 years.

Marketing and Sales

The Company’s marketing and sales efforts have focused on (i) increasing the number of monitors, (ii) engaging and retaining merchant customers, and (iii) integrating its screens with those of other providers.

Installing Screens

As of the date of this prospectus, the Company has installed approximately 73,717 monitors, covering more than 2.7 million households, 4,000 communities that include almost all first and second-tier cities in China. We utilize the following strategies in expanding our monitors’ geographical coverage: (i) direct sales of hardware and/or software, (ii) turnkey projects, (iii) partnerships with city partners, and (iv) participation in competitive bidding organized by property developers as a subcontractor. The approach of utilizing city partners takes advantage of local knowledge, a key element in achieving success in a new market. Local city partners are well-positioned to provide valuable insights into the city’s unique needs, demands, and opportunities. We incentivize city partners through revenue sharing arrangements and provide constant support and training including guidance on how to secure local advertising opportunities.

Recruiting Customers

Our Smart Community clients are attracted by our business model and success stories from other cities. Once on board, they play an active role in community resource development and management. Our Out-of-Home Advertising clients are usually specific to the cities we serve and are introduced through industry events, referrals from existing clients and alliances with other outdoor advertising agencies and media companies. At the same time, we join forces with these agencies and media companies to deliver comprehensive advertising solutions. With more than 4,000 communities we serve now, our Local Life vertical has increasingly focused on manufacturers. This shift aligns with residents’ needs for necessities and household supplies. We plan to directly engage high-quality suppliers and producers, aiming to facilitate large-scale sales.

Screen Integration

We have made efforts to partner with other advertising agencies and platforms. This enables us to share customer bases and deliver a comprehensive advertising solution to customers. Our ability to integrate advertising resources from multiple channels constitutes a key competitive advantage of our business. Through screen integration, our customers’ advertisements are displayed across a variety of scenes as part of our all-inclusive packages. We are continuously striving to establish partnerships with additional advertising platforms and providers to further enhance our advertising service packages. This intra-industry cooperation proves to be a cost-efficient strategy for increasing our brand awareness as well as the visibility, reach and effectiveness of the advertisements we manage.

Customers

Our customers base includes the following main categories: (i) advertising agencies and media companies, (ii) merchants, including both local and national businesses such as restaurants, hotels, tourist companies, retail stores and cinemas, and various product producers, and (iii) property development and management companies.

We employ a multi-faceted approach to acquiring our customers through our sales representatives, industry associations, existing clients and strategic partners. Some clients reach out to us, drawn by our strong reputation. In building relations with clients, we follow principles that emphasize jointly resource building, resource sharing, profit sharing and a dedication to growing user base via positive user experiences.

We rely on a small number of customers for a significant portion of our revenues. For the years ended December 31, 2021 and 2022, the customers who individually accounted for 10% of the Company’s revenues collectively made up 63.2% and 84.8% of the Company’s total revenues, respectively. As of the date of this prospectus, our top customers are located in Fujian province, Guangdong province and Beijing city.

Strategic Partnerships

Screen integration and intra-industry alliances constitute a key competitive strength of our business. Such alliances and resource-sharing practices are built on strategic cooperation framework agreements we have entered into with other advertising agencies and media companies. For specific cooperation projects, we enter into a separate advertisement placement agreement that sets forth the project term, collaboration methods, price and payment. Under such advertisement placement agreements, we will be jointly liable for the services of the subcontractors, which comprise activities such as placing the client’s advertisements on the subcontractor’s screens. One of our top customers is an affiliate of Baidu, the leading Chinese search engine. We are a party to the Baidu Screen Integration Promotion and Cooperation Agreement, pursuant to which Baidu’s advertisers place advertisements on our monitors through real time bidding (RTB) and contractual modes.

Suppliers

We do not manufacture but instead procure our access control hardware such as monitors, smart speakers, intercom handsets and access control card dispensers from an affiliated manufacturer, Xiamen Qiushi Intelligent Network Equipment Co., Ltd, a company of the Qiushi Group founded and controlled by our Chairman, Mr. Andong Zhang. We believe the terms under which we purchase hardware from Qiushi are comparable to what we would have obtained through third-party suppliers. Despite the fact that Qiushi is currently our sole supplier of hardware, we believe that, if needed, additional or alternative suppliers would be available, and we own all the core software technologies related to such hardware.

We have engaged Henduoka, a related party, to provide the SaaS software infrastructure of the intelligent access control and safety management system, pursuant to that certain Business Cooperation Agreement. Material terms of the Business Cooperation Agreement include, without limitation, as follows:

●	Term. January 1, 2023 to December 31, 2025. The agreement will automatically terminate on the expiration date, December 31, 2025, provided that if the rights and obligations of the parties are not fully performed by such date, the agreement shall be extended until both parties have fully performed such rights and obligations. The parties may negotiate the renewal of the agreement within one month before the expiration date.

●	Cooperation Matter. Lianzhang Portal engages Henduoka to provide SaaS software services and back-end management system for community properties that utilize Lianzhang Portal’s intelligent access control and safety management system. Henduoka shall ensure the provided services function properly and provide relevant operational guidance.

●	Fee. Lianzhang Portal shall pay a fee equal to the product of (i) the number of communities actively using the provided software, multiplied by (ii) RMB100, on a quarterly basis.

●	Dispute Resolution. The governing law is PRC laws. If negotiation fails to resolve, any disputes arising out of this agreement shall be heard and determined by the competent People’s Court in Siming District, Xiamen City.

The agreement also contains customary representations and warranties and other customary terms and conditions. This summary of the terms of the Business Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, the English translation of which is filed as Exhibit 10.3 to this registration statement. See also “Risk Factors—Risks Related to Our Business and Industry—We have engaged in transactions with related parties, and terms obtained or consideration that we paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.”

Competition

The community building access control, out-of-home advertising and consumer service e-commerce sectors are rapidly evolving and competitive, with many potential competitors. As a result, we face competition from a range of competitors. We believe that, in the community building access control sector, our primary competitors include Shenzhen Ban Life Technology Co., Ltd., Guangzhou Heli Zhengtong Information Technology Co., Ltd., and Shenzhen Qinlin Technology Co., Ltd.; in the out-of-home advertising sector, our primary competitors include Focus Media and XinChao Media; and in the consumer service e-commerce market, our primary competitors include QianQian HuiShengHuo and LianLian Zhoubianyou.

We believe that we are strategically well-positioned in these sectors, and we compete with others favorably based on our advanced access control system, the synergy and efficiency across our Smart Community, Out-of-Home Advertising and Local Life verticals, our strong research and development capabilities, mature business model and experienced leadership team.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in China, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

We spend a significant amount of time and resources on research and development efforts. During the fiscal years ended December 31, 2021, and 2022, we spent RMB6.4 million and RMB6.9 million ($1.0 million) on   research and development, respectively.

Copyrights

As of the date of this prospectus, we have registered the following 52 software copyrights with the PRC National Copyright Administration. Copyright protection is granted in the PRC. Under the PRC Copyright Law and the Regulations on the Protection of Computer Software, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the software’s initial release.

Category	Registration Number (Initial Release Year)
Comprehensive Platform	● 2016SR268483 (2016)
Access Control Devices	● 2015SR066819 (2014) ● 2022SR1550431 (2022)*
Access Control App	● 2015SR068606 (2014) ● 2015SR108146 (2014) ● 2020SR0123158 (2019) ● 2022SR1550543 (2022)* ● 2022SR1550542 (2022)*
Indoor Unit	● 2020SR0123042 (2019) ● 2020SR0229048 (2019) ● 2022SR0396141 (2022)
Property Management Equipment	● 2020SR0122771 (2019) ● 2020SR0228850 (2019)

Neighborhood

●2020SR0123154 (2019)

● 2020SR0123302 (2019)

● 2020SR0123286 (2019)

● 2020SR0123146 (2019)

● 2020SR0123150 (2019)

● 2018SR923164 (2018)

● 2020SR0132877 (2019)

● 2020SR0132883 (2019)

● 2018SR923171 (2018)

● 2018SR923176 (2018)

O2O (Online to Offline)	● 2020SR0123298 (2019) ● 2020SR0123294 (2019) ● 2020SR0123030 (2019) ● 2020SR0132887 (2019) ● 2020SR0132891 (2019) ● 2017SR677213 (2017)
Smart Community	● 2020SR0123163 (2019) ● 2021SR1811945 (2021)*
Online Mall	● 2017SR087426 (2016) ● 2020SR0123290 (2019)
Advertising	● 2015SR068609 (2014) ● 2016SR220719 (2016) ● 2019SR0698155 (2018) ● 2020SR0132983 (2019)
Repair and Maintenance Tools	● 2020SR0123114 (2019) ● 2020SR0123167 (2019) ● 2017SR676256 (2017) ● 2017SR677175 (2017) ● 2023SR0510595 (2023)*
Access Control Platform	● 2016SR107828 (2016) ● 2016SR124541 (2016) ● 2021SR0042407 (2020)
Facial Recognition	● 2019SR0698077 (2018)
Watermelon Lease	● 2021SR0024505 (2020) ● 2021SR0024586 (2020) ● 2021SR1811911 (2021) ● 2021SR1811944 (2021)
Panda Visitor	● 2021SR0024579 (2020)
Door Open, Money In	● 2021SR1811920 (2021)

*	Initial release date information is not shown on the copyright certificate, so the software’s development completion date is used instead.

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years, 15 years, or 20 years from the date of application, depending on the type of patent right. As of the date of this prospectus, the Company owns a total of 6 patents.

Title	Type	Filing Date	Status	Issue Date	Patent No.
Monitor (显示器)	Industrial Design Patent	November 13, 2014	Issued	May 6, 2015	ZL 2014 3 0445800.5
A wall-mounted structure for advertising machines (一种广告机壁挂结构)	Utility Patent	November 26, 2014	Issued	April 22, 2015	ZL 2014 2 0730245.5
A mechanism that enables mobile interconnectivity for visual intercom building advertising units (一种实现移动互联可视对讲楼宇广告单元机)	Utility Patent	February 11, 2015	Issued	July 8, 2015	ZL 2015 2 0097548.2
A card reader template compatible with multiple smart cards (一种兼容多智能卡的读卡模板)	Utility Patent	May 14, 2015	Issued	September 9, 2015	ZL 2015 2 0310231.2
Mechanism for an advertising unit machine (一种广告单元机机构)	Utility Patent	May 5, 2015	Issued	September 9, 2015	ZL 2015 2 0282712.7
A smart sticker card that serves as a mobile companion (一种手机伴侣智能贴卡)	Utility Patent	June 11, 2015	Issued	September 23, 2015	ZL 2015 2 0399999.1

Trademarks

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce (SAIC). Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked. As of the date of this prospectus, the Company owns a total of 14 registered trademarks.

Trademark	Class	Application Date	Registration Number	Registration Date	Valid Until
	9	2015/9/8	17845027	2016-10-21	2026/10/20
	11	2015/9/8	17844633	2016-10-14	2026/10/13
	35	2015/9/8	17845187	2016-10-21	2026/10/20
	37	2015/9/8	17845387	2016-10-14	2026/10/13
	41	2015/9/8	17845352	2016-10-21	2026/10/20
	42	2015/9/8	17844940	2016-10-14	2026/10/13
	45	2015/9/8	17845545	2016-10-14	2026/10/13
	11	2015/9/16	17914992	2016-10-28	2026/10/27
	35	2015/9/16	17915065	2017-12-28	2027/12/27
	37	2015/9/16	17915227	2016-10-28	2026/10/27
	38	2015/9/16	17915324	2016-10-28	2026/10/27
	41	2015/9/17	17918133	2017-08-28	2027/8/27
	45	2015/9/17	17918291	2016-10-28	2026/10/27
	38	2020/07/10	47997415	2021-02-28	2031/02/27

Employees

As of December 31, 2020, 2021 and 2022, we employed 51, 95 and 196 full-time employees in various locations in PRC. The following table sets forth the number of employees by function as of December 31, 2022.

Department/Function	Employees
Management	5
Research and Development	37
Finance	11
Human Resource	6
Sales	32
Operations	77
Hardware Maintenance	23
Smart Community Account Development and Management Center	4
Legal	1
TOTALS	196

We enter into standard employment contracts under PRC laws with our full-time employees which contain standard confidentiality provisions. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

We go to great lengths to ensure that we have a healthy work environment, and we believe that we have excellent relationships with our employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Facilities

Our principal executive offices are located at No. 59-2, Wanghai Street, Siming District, Xiamen, Fujian, People’s Republic of China, 361008.

Currently, our aggregate monthly rent is RMB55,990 (approximately $8,118). The table below summarizes the real property we lease.

Address	Leased/Owned	Term	Purpose
Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang province, People’s Republic of China 313000	Leased	July 1, 2023 – December 31, 2026	Office
Unit 1-5, No. 59-2, Wanghai Street, Siming District, Xiamen, Fujian, People’s Republic of China, 361008	Leased	Unit 1-4: January 1, 2023 – December 31, 2023; Unit 5: May 10, 2023 – May 9, 2024	Office
Level 11-12, No. 1-B, Gongboyuan, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111	Leased	December 1, 2020 – December 31, 2025	Office

Other than the facilities listed above, we do not lease or own other real property. We believe that our current facilities are adequate and suitable for our current needs, and should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

Seasonality

As the Company relies on advertising income for its revenues, the financial results have demonstrated a seasonal pattern, with higher sales in the third and fourth quarters. The peak periods of business occur in September and October, coinciding with the Mid-Autumn Festival and National Day holidays in China, during which many sectors experience a surge in sales.

Businesses in industries such as food (with mooncakes, souvenirs, and other products being popular items during the Mid-Autumn Festival), tobacco and alcohol beverage (in high demand as gifts during holidays), dining, scenic spots (recognized as hot-selling seasons during “Golden September and Silver October”), automobiles (a peak season for car upgrading and replacements), home furnishing (favorable weather for decoration during September and October) and others, allocate significant portions of their advertising budgets to the third and fourth quarters to seize the opportunity for sales growth.

Insurance

As of the date of this prospectus, the Company’s PRC subsidiaries the Company’s PRC subsidiaries are paying adequate social insurance contributions for all of their employees, either through third-party human resource service companies or by themselves directly, but have not paid sufficient housing fund contributions. We estimate that the outstanding housing fund contributions amounted to approximately RMB38,131 and RMB73,937 (approximately $10,720) for the years ended December 31, 2021 and 2022, respectively. Pursuant to the Social Insurance Law of the People’s Republic of China, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. As of the date of this prospectus, none of our PRC subsidiaries has received any employee complaint or any government audit request, or penalty orders for any non-compliance with PRC social insurance and housing fund regulations. See also “Risk Factors—Risks Related to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC subsidiaries to penalties.”

We do not maintain any business interruption insurance, key-man life insurance, or other insurance.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As of the date of this prospectus, we are not aware of any such legal proceedings or claims that in the opinion of our management will have a material adverse effect on our business, financial condition or operating results. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATIONS

Currently, all of our business operations are conducted in China. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and our Cayman Islands holding company, LZ Technology’s duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Regulations Related to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (MOFCOM) and the National Development and Reform Commission (NDRC), and together with the Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On March 15, 2019, the National People’s Congress promulgated the FIL, which became effective on January 1, 2020 and replaced the major laws and regulations governing foreign investment in the PRC. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (3) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (4) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in the PRC through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

On December 26, 2019, the State Council promulgated the Implementing Rules of FIL, which became effective on January 1, 2020. The Implementation Rules of FIL further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On October 26, 2022, MOFCOM and the NDRC released the Encouraging Catalogue (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalog. On December 27, 2021, MOFCOM and the NDRC released the Negative List (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. On March 12, 2022, the NDRC and MOFCOM promulgated the Market Access Negative List (2022 Version) (the “2022 Negative List”), which became effective on the same day.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (SAMR) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in the PRC directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

LZ Menhu, our WFOE, as a foreign invested entity, and LZ Technology Holdings Limited, Dongrun Technology Holdings Limited and LZ Digital Technology Group Limited, as foreign investors, are required to comply with the information reporting requirements under the Implementing Rules of FIL. As of the date of this prospectus, our PRC operating subsidiaries’ business operations are not subject to the restrictions or prohibitions in the 2022 Negative List, and therefore our PRC operating subsidiaries’ business operations are in a permitted industry for foreign investment.

Regulations Related to the Advertising Industry

Advertising Law

The Advertising Law of the PRC (the “Advertising Law”) was promulgated by the Standing Committee of the National People’s Congress (the “NPCSC”) on 27 October 1994, coming into effect on 1 February 1995, and was amended on 1 September 2015, 26 October 2018 and 29 April 2021. As defined in the Advertising Law, the term “advertisers” refers to any individuals, legal persons or other organizations that, directly or through certain agents, design, produce and publish advertisements for the purpose of promoting products or providing services. The term “advertising agents” refers to any individuals, legal persons or other organizations that are commissioned to provide advertising design, production or agency services. The term “advertising publishers” refers to any individuals, legal persons or other organizations that publish advertisements for the advertisers or for the advertising agents commissioned by the advertisers.

According to the Advertising Law, advertisements shall not contain any false or misleading information, and shall not deceive or mislead consumers. Advertising agents shall, in accordance with the law and administrative regulations, inspect and verify the relevant certification documents, and check the advertising contents. For any advertisement with inconsistent content or incomplete certification documents, advertising agents shall not provide design, production, or agent service. Where an advertising agent fails to provide the true name, address, and valid contact information of the advertiser(s), the consumers may require the advertising agent to make advance compensation. Where false advertisements for products or services relating to the life and health of consumers cause damage to the consumers, the advertising agents for such advertisements shall bear joint and several liabilities with the advertisers concerned. Where false advertisements for products or services other than that set out before cause damage to the consumers, in case that the advertising agents for such advertisements still design, produce, provide agency, or publish for the advertisements even though they know or should know the advertisements are false, they shall bear joint and several liabilities with the advertiser concerned. Where advertising agents know or should have known the content of the advertisements are false but still provide advertising design, production, or agent services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, revocation of business licenses, or even criminal liabilities. Advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food, and other advertisements required to be reviewed by laws and administrative regulations shall be reviewed by the relevant authorities before they are published. No such advertisement shall be published without being reviewed.

Internet Advertising

According to the Advertising Law, the use of internet to publish or distribute advertisements shall not affect the normal use of the internet by users. Advertisements published on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for close to ensure the close of such advertisements by one click.

According to the Interim Measures for the Administration of Internet Advertising, which was promulgated by the State Administration for Industry and Commerce on 4 July 2016 and became effective on 1 September 2016, internet advertisers, advertising agents, and/or advertisement publishers must enter into written contracts among them in conducting internet advertising activities. An internet advertising agent shall establish and improve an accepting registration, examination and file management system concerning internet advertising business; examine, verify and record the name, address, existing contact number of each advertiser and other information relating to the subject identity, establish registration files and verify and update them on a regular basis. Internet advertising agents shall verify related supporting documents, check the contents of the advertisement and be prohibited from designing, producing, providing agency services or publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet advertising agents shall be staffed with advertisement reviews that have acquaintance with advertisement regulations and, where conditions permit, set up a separate functional body for reviewing internet advertisements.

Outdoor Advertising

According to the Advertising Law, the exhibition and display of outdoor advertisements may not: (i) utilize traffic safety facilities and traffic signs; (ii) impede the use of public facilities, traffic safety facilities, traffic signs, fire extinguishing facilities or fire control signs; (iii) obstruct production or people’s living, or damage city appearance; and (iv) be placed in restricted areas near government offices, cultural landmarks or historical or scenic sites, or be placed in areas prohibited by local governments at the county level or above from having outdoor advertisements. Administrative measures for outdoor advertisements shall be prescribed by local regulations and rules of local governments.

Advertising Fees

According to the Advertising Law, advertising agents shall make public their standards and methods for charging fees.

According to the Provisions on Clearly Marking the Prices of Advertisement Services, which was promulgated by the NDRC and the State Administration for Industry and Commerce on 28 November 2005 and became effective on 1 January 2006, an advertisement business operator shall, when providing services to advertisers, publicize the prices of and fee charges for advertisement services and other relevant contents in accordance with the relevant laws and regulations. The prices of advertisement services shall be subject to market regulation, and shall be independently determined by the advertisement business operators on the basis of the costs of services and the supply and demand in the market. An advertisement business operator may, when clearly marking prices, publicize them in advance by way of media announcement, public notice column, public notice bulletin, price list, handbook of charge rates, internet inquiry, multi-media terminal inquiry, voice messaging, and other methods recognized by the general public, and shall publicize the corresponding inquiry methods or the telephone numbers for the enquiry of clients.

We provide Out-of-Home Advertising services through both online and offline channels. As of the date of this prospectus, we are not aware of any non-compliance with regulations related to advertising that may materially and adversely affect our business.

Regulations related to Information Security

The Decisions on Protection of Internet Security enacted by the SCNPC in 2000, as amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (1) intrusion into a strategically significant computer or system; (2) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby damaging the computer system and the communications networks; (3) violating national regulations, suspending the computer networks or the communication services without authorization, causing the computer network or communication system to fail to operate normally; (4) leaking state secrets; (5) spreading false commercial information; or (6) infringing intellectual property rights through internet.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are broadly defined as owners and administrators of networks and network service provider and subject to various security protection-related obligations, including but not limited to (1) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity incidents; (2) formulating a emergency plan and promptly responding to and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (3) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, among others, (1) critical information infrastructure operators that the purchase of cyber products and services or network platform operators that engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (2) network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.

We do not collect or retain sensitive and confidential information but rely on an external vendor to provide our Smart Community’s software infrastructure.

Regulations Related to Intellectual Property Rights

Patent

The Patent Law of the PRC promulgated by the Standing Committee of the NPC on March 12, 1984, and was further amended in September 4, 1992, August 25, 2000, December 27, 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on January 9, 2010 and became effective on February 1, 2010. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention,” “utility model” and “design.” Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

On October 17, 2020, the Standing Committee of the NPC adopted the amendment to the Patent Law of the PRC (the “New Patent Law”). The New Patent Law became effective on June 1, 2021, according to which the invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years and fifteen years respectively, from the date of application.

Copyright

The Standing Committee of the NPC adopted the Copyright Law of the PRC in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. On November 11, 2020, the Standing Committee of the NPC adopted the amendment to the Copyright Law of the PRC (the “New Copyright Law”). The New Copyright Law became effective on June 1, 2021. Regulations of the PRC for the Implementation of Copyright Law was promulgated by the State Council on August 2, 2002 and amended on January 30, 2013. Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.

In order to further protect the computer software, the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, which became effective on March 1, 2013, provides that the software copyright holder is entitled to the right of publication, acknowledgement, alteration, reproduction, distribution, leasing, dissemination through information networks, translation, etc. In addition, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to the registration of software copyright and to the registration of exclusive software copyright licensing contracts and transfer contracts.

Trademark

Trademarks are protected by the Trademark Law of the PRC (the “Trademark Law”) promulgated by the SCNPC on August 23, 1982, taking effect on March 1, 1983 and respectively amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation for the Implementation of Trademark Law of the PRC, which was promulgated by the State Council on August 3, 2002, amended on April 29, 2014, and went into effect on May 1, 2014. The trademark office under the SAMR handles trademark registration and grants registered trademarks for a validity period of 10 years. Trademarks may be renewable every ten years where a registered trademark needs to be used after the expiration of its validity period. Trademark registrants may license, authorize others to use their registered trademark by signing up a trademark license contract. For trademarks, the Trademark Law adopts the principle of “prior application” with respect to trademark registration. Where a trademark under registration application is identical with or similar to another trademark that has, in respect of the same or similar commodities or services, been registered or, after preliminary examination and approval, this application for such trademark registration may be rejected. Anyone applying for trademark registration shall not prejudice the existing right first obtained by anyone else, or forestall others by improper means in registering a trademark which others have already begun to use and enjoyed certain degree of influence.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

On November 27, 2017, the MIIT promulgated the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an Internet-based information service provider in providing Internet-based information services must be registered and owned by such provider in accordance with the law. If the Internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior executive.

Our PRC operating subsidiaries own a total of 52 software copyrights, 6 patents, 14 registered trademarks and 2 domain names. As of the date of this prospectus, we are not aware of any intellectual property infringement claims that may materially and adversely affect our business.

Regulations Related to Lease on Real Property

According to the Civil Code, the lease agreement shall be in writing if its term is over six months, and the term of any lease agreement shall not exceed 20 years. During the lease term, any change of ownership to the leased property does not affect the validity of the lease contract. The tenant may sub-let the leased property if it is agreed by the landlord and the lease agreement between the landlord and the tenant is still valid and binding. When the landlord is to sell a leased housing under a lease agreement, it shall give the tenant a reasonable advance notice before the sale, and the tenant has the priority to buy such leased housing on equal conditions. The tenant must pay rent on time in accordance with the lease contract. In the event of default of rental payment without reasonable cause, the landlord may ask the tenant to pay within a reasonable period of time, failing which the landlord may terminate the lease. The landlord has the right to terminate the lease agreement if the tenant sub-lets the property without consent from the landlord, or causes loss to the leased properties resulting from its using the property not in compliance with the usage as stipulated in the lease agreement, or defaults in rental payment after the reasonable period as required by the landlord, or other circumstances occurs allowing the landlord to terminate the lease agreement under relevant PRC laws and regulations, or otherwise, if the landlord wishes to terminate the lease before its expiry date, prior consent shall be obtained from the tenants.

On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into a lease contract which should generally contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

All of our facilities are rented pursuant to lease agreements. As of the date of this prospectus, we are not aware of any non-compliance with regulations related to lease on real property that may materially and adversely affect our business.

Regulations Related to Foreign Exchange and Dividend Distribution

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from the State Administration of Foreign Exchange (SAFE), and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, as effective on June 9, 2016, which, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign investment company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedures. Pursuant to these circulars, the opening of foreign exchange accounts with various special purpose, the reinvestment with RMB proceeds by foreign investors in the PRC and remittance of profits and dividends in foreign currency foreign investment to its foreign shareholders are no longer subject to the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018, which specifies that the administration by SAFE or its local branches over foreign investors’ direct investment in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which became effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued the Circular on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall keep the income into the account for previous years’ losses before remitting the profits.

Foreign Exchange Registration of Overseas Investment by PRC Resident

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to offshore investments and financing or round-trip investments of residents or entities by way of special purpose vehicles in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investments, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investments in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign investment enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch, and in the event the change of basic information such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete the change of foreign exchange registration formality for offshore investments.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection in relation to their establishment or control of an offshore entities for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. Amendments to the registration are required if there is any material change with respect to the registered special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in the investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures as set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failure to disclose the control of the foreign investment enterprise which is established through round-trip investments, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign investment enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the PRC foreign Investment Law, and the Implementation Rules of the Foreign Investment Law. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a PRC company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

As of the date of this prospectus, we are not aware of any non-compliance with regulations related to foreign exchange and dividend distribution that may materially and adversely affect our business.

Regulations Related to Labor

Labor Law and Labor Contracts Law

According to the Labor Law of the PRC promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, enterprises shall establish and improve their system of work place safety and sanitation, strictly abide by state rules and standards on work place safety, and conduct employees training on labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with relevant laws and regulations of labor protection.

The Labor Contract Law of the PRC promulgated on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the PRC promulgated on September 18, 2008 set out specific provisions in relation to the execution, the terms and the termination of a labor contract and the rights and obligations of the employees and employers, respectively. At the time of hiring, the employers shall truthfully inform the employees the scope of work, working conditions, working place, occupational hazards, work safety, salary and other matters which the employees request to be informed about.

Social Insurance and Housing Fund

Employers in the PRC are required to contribute, for and on behalf of their employees, to a number of social insurance funds, including funds for pension, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing fund. These payments are made to local administrative authorities and employers who fail to contribute may be fined and be ordered to make up for the outstanding contributions. The various laws and regulations that govern the employers’ obligations to contribute to the social insurance funds include the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, the Regulations on Work-related Injury Insurance, which was promulgated by the State Council on April 27, 2003 and amended on December 20, 2010, and the Regulations on Management of the Housing Fund, which was promulgated and became effective on April 3, 1999 and was amended on March 24, 2002 and on March 24, 2019.

According to the Notice Concerning the Safe and Orderly Collection and Administration of Social Insurance Premiums issued by the General Office of the State Administration of Taxation on September 13, 2018, the tax authorities will collect all social insurance premiums uniformly from January 1, 2019. Before the completion of the reform of the social insurance collection agency, the relevant local authorities shall continuously optimize the payment service and ensure the continuous improvement of the business environment, and shall not organize and carry out the previous year’s arrears check without permission.

As of the date of this prospectus, we are not aware of any labor disputes or other conflicts with the employees of the PRC operating subsidiaries, and no actions or investigations are currently or have been brought up by any PRC governmental agency against any of the PRC operating subsidiaries regarding labor or employment matters.

Regulations Related to Tax

Enterprise income tax

The Law of the PRC on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Laws”) were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws and relevant implementing regulations, a uniform EIT rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which was promulgated by SAT on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC.

The State Administration of Taxation (SAT) Public Notice 7 was issued by SAT on February 3, 2015 and most recently amended pursuant to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued by SAT on October 17, 2017 and became effective on December 1, 2017. Pursuant to the SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC EIT. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to the SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in the PRC, immovable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immovable properties in the PRC or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT rate at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of the SAT Public Notice 7.

Value-added tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the State Council and was latest amended in 2017, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which was promulgated by the Ministry of Finance and was latest amended in 2011, entities and individuals engaging in selling goods, providing processing, repairing or replacement services or importing goods within the territory of the PRC are taxpayers of the value-added tax.

According to the Notice of the Ministry of Finance and the State Taxation Administration on the Adjusting Value-added Tax Rates effective in May 2018, the value-added tax rates of 17% and 11% on sales, imported goods shall be adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated in March 2019, the value-added tax rates of 16% and 10% on sales, imported goods shall be adjusted to 13% and 9%, respectively.

As of the date of this prospectus, we are not aware of any non-compliance with the regulations related to tax that may materially and adversely affect our business.

Regulation Related to M&A and Oversea Listing

The M&A Rules

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) was promulgated by six PRC ministries including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC, and the SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. The M&A Rules stipulate that a foreign investor is required to obtain necessary approvals when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign- invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by the MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Notice of the Foreign Investment Administration of the MOFCOM on Distributing the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

The Oversea Listing Rules

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines or the Oversea Listing Rules. Among others, the Oversea Listing Rules provide that overseas offerings and listings by PRC domestic companies shall:

(i) require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii) abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii) abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv) be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ’substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of ’substance over form’ in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Therefore, we will be required to file with CSRC under the Trial Measures for this offering, and we will not complete this offering until we have completed our filing with the CSRC.

Cayman Islands Data Protection Act

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts shareholders of LZ Technology on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Andong Zhang	61	Chairman of the Board of Directors
Runzhe Zhang	28	Chief Executive Officer
Weihua Chen	44	Chief Financial Officer
[ ]	[ ]	Independent Director Nominee*
[ ]	[ ]	Independent Director Nominee*
[ ]	[ ]	Independent Director Nominee*

*	[ ], [ ] and [ ] have accepted appointments as our independent directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Andong Zhang

Mr. Zhang is our founder and has served as the director of LZ Technology since November 23, 2022 and Chairman of Board of Directors since August 2023. He has been serving as Chairman of Lianzhang Portal since 2014. His other experiences include serving as a member of the Intelligent Building Expert Group of the Ministry of Construction from December 2003 to December 2005, a doctoral supervisor in the field of automation at Southeast University from March 2003 to present, the Vice Chairman of the Internet E-Commerce Special Committee of the China Chamber of Commerce from November 2019 to present, and the President of Xiamen National Equities Exchange and Quotations Enterprise Association from February 2017 to February 2022. Mr. Zhang has founded and served as Chairmen of both Xiamen Qiushi Intelligent Network Equipment Co., Ltd. from 1991 and Fujian Qiushi Intelligent Co., Ltd. from 2002, respectively. Mr. Zhang earned his bachelor’s degree in Automatic Control from Southeast University in 1983. We believe that Mr. Zhang is qualified to serve on our board of directors due to his long executive and board experience with us, his vision and wealth of industry expertise.

Runzhe Zhang

Mr. Runzhe Zhang has served as Chief Executive Officer of LZ Technology since August 2023 and Chief Executive Officer of Lianzhang Portal since 2019. Mr. Runzhe Zhang obtained his bachelor’s degree in Business Economics from the University of California, Irvine in June 2017.

Weihua Chen

Ms. Chen has been serving as Chief Financial Officer of LZ Technology since August 2023 and Chief Financial Officer of Lianzhang Portal since October 2014. From July 2007 to May 2013, she held the position of Financial Manager at Xiamen Yongjia Plastic Co., Ltd., where she supervised the internal accounting, financial analysis, tax planning and day-to-day operation. She has over 20 years of experience in financial accounting and has participated in comprehensive budget management, capital operations, investment and financing operations, and overseas listing processes through relevant industry organizations. Ms. Chen obtained her associate degree in Accounting Information Technology from Minxi University in 2000.

[     ]

Except for the fact that Mr. Andong Zhang is the father of Mr. Runzhe Zhang, no family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. We currently have one employee director, Mr. Andong Zhang. We are in the process of identifying candidates to serve as independent directors. Prior to completion of this offering, we intend to appoint at least three independent directors so that a majority of the board of directors of LZ Technology will be independent.

A director is not required to hold any shares in LZ Technology to qualify to serve as a director of LZ Technology. The board of directors of LZ Technology may exercise all the powers of LZ Technology to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third-party.

A director of LZ Technology who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with LZ Technology is required to declare the nature of his interest to the board of directors of LZ Technology. Following a declaration being made, subject to any separate requirement for any audit committee approval under applicable law or the listing rules of Nasdaq Capital Market, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

Prior to the completion of this offering, LZ Technology intends to establish an audit committee, a compensation committee, and a nominating and corporate governance committee of the board of directors of LZ Technology. LZ Technology intends to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

The audit committee of LZ Technology will consist of three directors, namely, [ ], [ ]and [ ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [ ] will be the chairperson of our audit committee. The board of directors of LZ Technology has also determined that [ ] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee of LZ Technology will consist of three directors, namely, [ ], [ ] and [ ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [ ] will be the chairperson of our compensation committee. The compensation committee will assist the board of directors of LZ Technology in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The chief executive officer of LZ Technology may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of LZ Technology will consist of three directors, namely, [ ], [ ] and [ ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. [ ] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors of LZ Technology in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, the directors of LZ Technology owe fiduciary duties to LZ Technology, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of LZ Technology. The directors of LZ Technology must also exercise their powers only for a proper purpose. The directors of LZ Technology also owe to LZ Technology a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to LZ Technology, its directors must ensure compliance with the memorandum and articles of association of LZ Technology, as amended and restated from time to time. LZ Technology has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of LZ Technology if a duty owed by the directors of LZ Technology is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of the board of directors of LZ Technology include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of LZ Technology, including the registering of such shares in the share register of LZ Technology.

Terms of Directors and Officers

Directors of LZ Technology may be appointed by an ordinary resolution of its shareholders. In addition, the board of directors of LZ Technology may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on its board or as an addition to the existing board. Officers of LZ Technology are elected by and serve at the discretion of the board of directors of LZ Technology. The directors of LZ Technology are not subject to a term of office and will hold office until such time as they resign or otherwise removed from office by ordinary resolution of the shareholders. A director will cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the post offering memorandum and articles of association

Employment and Indemnification Agreements

Lianzhang Portal, our PRC operating subsidiary, has entered into labor contracts with our executive officers under PRC laws. Each of our executive officers is employed for a specified time period, which may be renewed by the mutual agreement between us and the executive officer. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us. Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2022, the aggregate cash compensation and benefits that we paid to our executive officers was approximately RMB760,800 ($110,306), and we did not pay any compensation separately to our employee directors for their services as directors of the Company and its subsidiaries. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2022. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as an exhibit to this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this public offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares (Class A Ordinary Shares or Class B Ordinary Shares). The following table assumes that the underwriters have not exercised the over-allotment option.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o LZ Technology Holdings Limited, No. 59-2, Wanghai Street, Siming District, Xiamen, Fujian, People’s Republic of China, 361008.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of Total Voting	Percent of Total Voting
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Shares Prior to Offering(4)	Shares After Offering(4)(5)
Directors and Executive Officers:
Andong Zhang, Chairman(6)(8)	9,589,248	26,807,883	100%	49.39%	81.70%
Runzhe Zhang, Chief Executive Officer	-	-	*		*
Weihua Chen, Chief Financial Officer(9)	-	16,942,491	*	31.21%	11.28%
[ ], Director Nominee	-	-	*	*	*
[ ], Director Nominee	-	-	*	*	*
[ ], Director Nominee	-	-	*	*	*
All directors and executive officers as a group	9,589,248	43,750,374	100%	80.60%	92.99%
Other Principal Shareholders:
LZ Digital Technology Holdings Co., Ltd 联掌数字科技控股有限公司(6)	9,589,248	11,807,883	100%	21.76%	71.72%
BJ Tojoy Shared Enterprise Consulting Ltd(7)	-	6,239,909	*	11.50%	4.16%
Vanshion Investment Group Limited 万盛投资集团有限公司(8)	-	15,000,000	*	27.63%	9.99%
Youder Investment Group Limited 友达投资集团有限公司(9)	-	16,942,491	*	31.21%	11.28%
Kim Full Investment Company Limited(10)	-	3,032,846	*	5.59%	2.02%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 9,589,248 Class A Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Class A Ordinary Shares are entitled to ten (10) votes per share. Pursuant to the Company’s current memorandum and articles of association, Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. The post offering memorandum and articles of association that will become effective and replace the current memorandum and articles of association immediately prior to the completion of this offering, will make Class A Ordinary Shares convertible at the option of the holder into Class B Ordinary Shares on a 1:1 basis.

(3)	Based on 54,282,402 Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Class B Ordinary Shares are entitled to one (1) vote per share.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class on all matters.

(5)	Based on [ ] Class B Ordinary Shares outstanding upon completion of this offering, assuming the underwriters do not exercise its over-allotment and 9,589,248 Class A Ordinary Shares issued and outstanding.

(6)	Andong Zhang is the director of LZ Digital Technology Holdings Co., Ltd, or LZ Holdings, and has voting and dispositive power over the securities held by it. Mr. Zhang disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

(7)	Lyugui Lu is the director of BJ Tojoy Shared Enterprise Consulting Ltd and has voting and dispositive power over the securities held by it. Mr. Lu disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

(8)	Andong Zhang is the director of Vanshion Investment Group Limited and has voting and dispositive power over the securities held by it. Mr. Zhang disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any. Vanshion Investment Group Limited is 66.7% owned by Xiamen Dongling Weiye Investment Partnership (Limited Partnership). Dongling Partnership is managed by its executive partner, Dongling Technology which holds approximately 26.55% of Dongling Partnership. Mr. Andong Zhang and Ms. Hongling Zhang, together hold 100% equity interests of Dongling Technology. See also “Corporate History and Structure—Subsidiaries—Lianzhang Portal’s Minority Shareholders.”

(9)	Weihua Chen is the director of Youder Investment Group Limited and has voting and dispositive power over the securities held by it. Mr. Chen disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

(10)	Feng Ding is the director of Kim Full Investment Company Limited and has voting and dispositive power over the securities held by it. Mr. Ding disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities, if any.

As of the date of this prospectus, to our knowledge, none of our outstanding Ordinary Shares are held in the United States. Except for the Class A Ordinary Shares held by LZ Holdings, none of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Xiamen Yinshan Longchang Investment Partnership (Limited Partnership)	Former shareholder of Lianzhang Portal
2	Cheng’s Investment Group Co., LTD. (Hainan)	Former shareholder of Lianzhang Portal
3	Tianjiu Shared Intelligent Enterprise Service	Former shareholder of Liangzhang Portal
4	Andong Zhang	Chairman of LZ Technology
5	Qiang Sun	Director of Lianzhang Portal
6	Runzhe Zhang	Chief Executive Officer of LZ Technology
7	Shenzhen Zhixing Finance Culture Media Co.	Qiang Sun is a mutual director of Lianzhang Portal and Shenzhen Zhixing Finance Culture Media Co.
8	Xiamen Qiushi Intelligent Network Equipment Co., LTD	80% owned by Andong Zhang
9	Fujian Qiushi Intelligent Co., LTD	61% owned by Andong Zhang
10	Xiamen Qiushi Intelligent Network Technology Co., LTD	61% owned by Andong Zhang
11	Hongwei Zhang	Brother in law of Andong Zhang
12	Xiamen Rongguang Information Technology Co., Ltd.	95% owned by Hongwei Zhang
13	Fujian Henduoka Network Technology Co., Ltd., or Henduoka	95.5% owned by Hongwei Zhang
14	Xiamen Xueyoubang Network Technology Co.	5% held by Hongwei Zhang
15	Jun Liu	Director of Xiamen Infinity
16	Hongling Zhang	Spouse of Andong Zhang

Material Transactions with Related Parties

The Company entered into the following transactions with related parties for the fiscal years ended December 31, 2021 and 2022.

	For the years ended December 31,
	2021	2022
	(In thousands)
	RMB	RMB
Collection of loans provided to related parties
Xiamen Qiushi Intelligent Network Technology Co., LTD	(31,326)	(20,647)
Fujian Qiushi Intelligent Co., LTD	(24,084)	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(5,010)	(215)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	(3,980)
Jun Liu	(1,401)	(324)
Fujian Henduoka Network Technology Co., Ltd.	-	(660)
Total	(61,821)	(25,826)

Loans from related parties
Fujian Qiushi Intelligent Co., LTD	(10,000)	(8,229)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(27,039)	(5,682)
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(1,700)	(4,937)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	(4,900)	-
Jun Liu	(3,850)	(26)
Total	(47,489)	(18,874)

Repayment of loans from related parties
Fujian Qiushi Intelligent Co., LTD	9,728	31,858
Xiamen Qiushi Intelligent Network Technology Co., LTD	2,777	7,140
Xiamen Qiushi Intelligent Network Equipment Co., LTD	-	5,676
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	4,900
Jun Liu	2,625	1,217
Total	15,130	50,791

Loans to related parties
Xiamen Qiushi Intelligent Network Technology Co., LTD	54,667	483
Fujian Qiushi Intelligent Co., LTD	24,084	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	4,780	-
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	3,983
Jun Liu	5,180	403
Fujian Henduoka Network Technology Co., Ltd.	-	821
Total	88,711	5,690

	For the years ended December 31,
	2021	2022
	(In thousands)
	RMB	RMB
Services and/or goods purchased from related parties
Equipment procurement
Fujian Qiushi Intelligent Co., LTD	(27,809)	(894)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(1,009)	(120)
	(28,818)	(1,014)
Sub-contract cost
Xiamen Xueyoubang Network Technology Co.	-	(43,240)
	-	(43,240)
Service fee paid to a related party
Tianjiu Shared Intelligent Enterprise Service Co., LTD	(31,211)	(70)
	(31,211)	(70)
Rent, utilities and cleaning fees
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(584)	(523)
	(584)	(523)
Total	(60,613)	(44,847)

	For the years ended December 31,
	2021	2022
	(In thousands)
	RMB	RMB
Transfer of Long term investment (from Lianzhang Portal)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	1,726
Total	-	1,726

	For the years ended December 31,
	2021	2022
	(In thousands)
	RMB	RMB
Share Transfer
Xiamen Rongguang Information Technology Co., Ltd.	-	150
Hongwei Zhang	-	8
Total	-	158

	For the years ended December 31,
	2021	2022
	(In thousands)
	RMB	RMB
Disposal gain
Income from disposal of Fujian Henduoka Network Technology Co., Ltd.	-	4,318
Total	-	4,318

From December 31, 2022 to the date of this prospectus, related party transactions incurred mainly include sub-contract services provided by Xiamen Xueyoubang Network Technology Co., equipment procurement from Xiamen Qiushi Intelligent Network Technology Co., LTD and platform service fees paid to Fujian Henduoka Network Technology Co., Ltd. See also “Risk Factors—Risks Related to Our Business and Industry—We have engaged in transactions with related parties, and terms obtained or consideration that we paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.”

Guarantees

On August 3, 2022, Mr. Andong Zhang, Ms. Hongling Zhang, and Xiamen Lianzhanghui Intelligent Technology Co., Ltd. (collectively, the “Guarantors”) entered into a Maximum Amount Guarantee Contract, pursuant to which the Guarantors provided joint guarantees for indebtedness arising out of a credit facility agreement (the “Credit Facility Agreement”) entered into between Fujian Qiushi Intelligent Co., Ltd. (“Fujian Qiushi Intelligent”), as debtor, and Xiamen Bank, as creditor, during the period from July 25, 2022 to July 25, 2025. The maximum aggregate principal amount that can be drawn under the Credit Facility Agreement is RMB5 million. The Maximum Amount Guarantee Contract provides that the maximum amount guaranteed by the Guarantors in connection with the Credit Facility Agreement is RMB7.5 million, which includes, without limitation, principal, interest, damages and costs and expenses for enforcing creditor rights. As of December 31, 2022, Fujian Qiushi Intelligent had borrowed RMB5 million in principal from Xiamen Bank, with a maturity date of August 15, 2023. On August 15, 2023, Fujian Qiushi Intelligent repaid the RMB5 million to Xiamen Bank.

Employment and Indemnification Agreements

See “Management—Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management—Compensation of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

LZ Technology is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, LZ Technology’s authorized share capital is $50,000 divided into 500,000,000 shares with a par value of $0.0001 each comprising (a) 20,000,000 Class A Ordinary Shares with a par value of $0.0001, (b) 480,000,000 Class B Ordinary Shares with a par value of $0.0001. The Class A Ordinary Shares and the Class B Ordinary Shares are collectively referred to as the Ordinary Shares below.

LZ Technology’s post offering memorandum and articles of association will change the authorized share capital to comprise: (a) 20,000,000 Class A Ordinary Shares with a par value of $0.0001, (b) 470,000,000 Class B Ordinary Shares with a par value of $0.0001, and (c) 10,000,000 shares with a par value of $0.0001 of such class or classes (however designated) as the Board may determine.

As of the date of this prospectus, there are 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding.

Upon the closing of this offering, LZ Technology will have 9,589,248 Class A Ordinary Shares and [ ] Class B Ordinary Shares issued and outstanding, or 9,589,248 Class A Ordinary Shares and [ ] Class B Ordinary Shares issued and outstanding if the underwriter exercises the over-allotment option in full.

LZ Technology’s Post Offering Memorandum and Articles of Association

LZ Technology will adopt an amended and restated memorandum and articles of association, which will become effective and replace its current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the post offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares.

Objects of LZ Technology. Under the post offering memorandum and articles of association, the objects of LZ Technology are unrestricted, and LZ Technology is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Holders of the Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. The Ordinary Shares are issued in registered form and are issued when registered in LZ Technology’s register of members. LZ Technology may not issue shares to bearer. Shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class A Ordinary Share is convertible into one Class B Ordinary Share at any time at the option of the holder thereof. Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Upon any transfer of Class A Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class A Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class B Ordinary Shares.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors of LZ Technology. The post offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of LZ Technology lawfully available therefor. Under the laws of the Cayman Islands, LZ Technology may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in LZ Technology being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of the Ordinary Shares have the right to receive notice of, attend and vote at general meetings of LZ Technology. Holders of the Class A Ordinary Shares and the Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares), vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is to be decided on a show of hands unless a poll is required by the rules and regulations of Nasdaq or a poll is demanded by:

●	the chairman of such meeting;

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders present and voting at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders present and voting at the meeting. A special resolution will be required in order for important matters, such as a change of name, making changes to the post offering memorandum and articles of association, a reduction of the share capital and the winding up of the company. Shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, LZ Technology is not obliged by the Companies Act to call shareholders’ annual general meetings. The post offering memorandum and articles of association provide that LZ Technology shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by the directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of the board of directors or by a majority of the board of directors. Advance notice of not less than ten clear days is required for the convening of an annual general shareholders’ meeting (if any) and any other general meeting of the shareholders. At any general meeting, two (2) shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of the voting power of the total issued shares in LZ Technology throughout the meeting shall form a quorum for all purposes.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. However, the post offering memorandum and articles of association do not provide shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in the post offering memorandum and articles of association, shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by the board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

The board of directors of LZ Technology may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which LZ Technology has a lien. The board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with LZ Technology, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the shares are to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to LZ Technology in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as the board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation. On the winding up of LZ Technology, if the assets available for distribution amongst its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to LZ Technology for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. The board of directors of LZ Technology may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. LZ Technology may issue shares on terms that such shares are subject to redemption, at its option or at the option of the holders of these shares, on such terms and in such manner as may be determined by the board of directors. LZ Technology may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of LZ Technology’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if LZ Technology can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, LZ Technology may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of LZ Technology is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. The post offering memorandum and articles of association of LZ Technology authorize its board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

The post offering memorandum and articles of association also authorize the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors of LZ Technology may issue preference shares without action by the shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Under Cayman Islands law, a list of the names of the current directors and alternate directors (if applicable) is made available by the Cayman Islands Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and shareholders. Apart from the foregoing, holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the register of members or corporate records and accounts of LZ Technology. However, the post offering memorandum and articles of association of LZ Technology have provisions that provide the shareholders the right to inspect register of members without charge, and to receive the annual audited financial statements of LZ Technology. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of the post offering memorandum and articles of association of LZ Technology may discourage, delay or prevent a change of control of LZ Technology or management that shareholders may consider favorable, including provisions that:

●	authorize the board of directors of LZ Technology to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by the shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, directors of LZ Technology may only exercise the rights and powers granted to them under its post offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of LZ Technology.

Exempted Company.  LZ Technology is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that Class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, LZ Technology will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against LZ Technology where the individual rights of that shareholder have been infringed or are about to be infringed.

Our post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, wilful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The post offering memorandum and articles of association of LZ Technology provide that that LZ Technology shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of LZ Technology’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning LZ Technology or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the post offering memorandum and articles of association of LZ Technology.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The post offering articles of association of LZ Technology provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post offering articles of association and may be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. LZ Technology’s post offering articles of association do not provide its shareholders with such right. As an exempted Cayman Islands company, LZ Technology is not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the post offering articles of association of LZ Technology do not provide for cumulative voting. As a result, shareholders of LZ Technology are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the post offering articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under the post offering articles of association of LZ Technology, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors of LZ Technology, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the post offering memorandum and articles of association of LZ Technology.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the post offering articles of association of LZ Technology, if the share capital of LZ Technology is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, the post offering memorandum and articles of association of LZ Technology may only be amended with a special resolution of shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by the post offering memorandum and articles of association of LZ Technology on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of LZ Technology. In addition, there are no provisions in the post offering memorandum and articles of association of LZ Technology governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Upon LZ Technology’s incorporation on November 23, 2022, it had an authorized share capital of $50,000 divided into 50,000 shares of a par value of $1.00 each. On November 23, 2022, one ordinary share, par value of $1.00, was allotted and issued to the initial subscriber, Sertus Nominees (Cayman) Limited, who transferred the share to LZ Holdings, on the same day. In addition, an additional 49,999 ordinary shares, par value of $1.00 each, were allotted and issued to LZ Holdings for a total consideration of $49,999. As a result, LZ Technology had 50,000 ordinary shares, par value of $1.00 each, issued and outstanding on November 23, 2022.

On June 23, 2023, LZ Technology repurchased 49,999 ordinary shares, $1.00 par value, from LZ Holdings for $49,999. LZ Technology paid the purchase price out of its capital and the repurchased shares were immediately cancelled. As a result of the repurchase, LZ Technology had one ordinary share, $1.00 par value issued and outstanding, which was owned by LZ Holdings.

Immediately following the above repurchase of shares, each issued and unissued share of LZ Technology, par value of $1.00 was subdivided into 10,000 shares, par value of $0.0001 each. As a result of the subdivision, the authorized share capital of LZ Technology changed from $50,000 divided into 50,000 shares with a par value of $1.00 each to $50,000 divided into 500,000,000 shares with a par value of $0.0001 each. In addition, immediately after the subdivision, the authorized share capital of LZ Technology was re-classified and re-designated into $50,000 divided into 20,000,000 Class A Ordinary Shares, par value of $0.0001 each and 480,000,000 Class B Ordinary Shares, par value of $0.0001 each. The then issued, post-subdivision 10,000 ordinary shares owned by LZ Holdings, were re-classified and re-designated as 10,000 Class A Ordinary Shares.

Following the re-classification and re-designation referred to above, LZ Technology allotted and issued the following shares:

●	9,579,248 Class A Ordinary Shares to LZ Holdings for $957,9248;

●	11,807,883 Class B Ordinary Shares to LZ Holdings for $1180.7883;

●	6,239,909 Class B Ordinary Shares to BJ Tojoy Shared Enterprise Consulting Ltd for $623.9909;

●	15,000,000 Class B Ordinary Shares to Vanshion Investment Group Limited (万盛投资集团有限公司)for $1,500;

●	16,942,491 Class B Ordinary Shares to Youder Investment Group Limited (友达投资集团有限公司)for $1,694.2491;

●	1,259,273 Class B Ordinary Shares to Sing Family Investment Limited for $125.9273; and

●	3,032,846 Class B Ordinary Shares to Kim Full Investment Company Limited for $303.2846.

Upon completion of the above reorganization, the authorized share capital of LZ Technology became $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each, comprising of 20,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 480,000,000 Class B Ordinary Shares of a par value of $0.0001 each. As of the date of the prospectus, there are 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding.

Listing

We plan to apply to have the Class B Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[  ]”. We cannot guarantee that we will be successful in listing the Class B Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Class B Ordinary Shares is [   ]. The transfer agent and registrar’s address is [   ].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding [ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriters exercise the over-allotment option in full). All of the Class B Ordinary Shares sold in this offering will be freely transferable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders. Sales of substantial amounts of the Class B Ordinary Shares in the public market could adversely affect prevailing market prices of Class B Ordinary Shares. All outstanding Class B Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Class B Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the Class B Ordinary Shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act, a person or entity that has beneficially owned the Class B Ordinary Shares for at least six months and is not our “affiliate” will be entitled to sell the Class B Ordinary Shares, subject only to the availability of current public information about us, and will be entitled to sell Class B Ordinary Shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned Class B Ordinary Shares for at least six months will be able to sell, within a rolling three month period, the number of Class B Ordinary Shares that does not exceed the greater of the following:

(i)	1% of the then outstanding Class B Ordinary Shares, which immediately after this offering will equal approximately [ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriter exercises the over-allotment option in full); and

(ii)	the average weekly trading volume of Class B Ordinary Shares on Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases the Class B Ordinary Shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class B Ordinary Shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

See “Underwriting—Lock-up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class B Ordinary Shares. However, we cannot predict what effect, if any, future sales of the Class B Ordinary Shares, or the availability of Class B Ordinary Shares for future sale, will have on the trading price of the Class B Ordinary Shares from time to time. Sales of substantial amounts of the Class B Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class B Ordinary Shares.

TAXATION

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the Class B Ordinary Shares. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Class B Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Hylands Law Firm, our special PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law it is the opinion of Potomac Law Group, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the Class B Ordinary Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands or if the transfer documents are executed in or brought into the Cayman Islands.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017. Generally, our PRC subsidiaries, which are considered PRC resident enterprises under the Enterprise Income Tax Law, are subject to enterprise income tax on their worldwide taxable income as determined under the Enterprise Income Tax Law and accounting standards at a rate of 25%.

In addition, the Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside of China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider LZ Technology or any of its overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem LZ Technology or any of its overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of their management team as well as the management team of the overseas subsidiaries are located in China.

If the PRC tax authorities determine that LZ Technology or any of its overseas subsidiaries is a “resident enterprise” for PRC enterprise income tax purpose, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the Enterprise Income Tax Law and its implementing rules, we may be required to withhold a 10% withholding tax from dividends LZ Technology pays to the shareholders that are non-resident enterprises, including the holders of the Class B Ordinary Shares. Finally, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class B Ordinary Shares, if such income is treated as sourced from within China. Furthermore, if LZ Technology is deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Class B Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If LZ Technology or any of its subsidiaries established outside of China are considered a PRC resident enterprise, it is unclear whether holders of the Class B Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

U.S. Federal Income Taxation

The following summarizes the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the Class B Ordinary Shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire our Class B Ordinary Shares.

This discussion applies only to a U.S. Holder that acquires the Class B Ordinary Shares in this offering and holds the Class B Ordinary Shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	securities dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding Class B Ordinary Shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own Class B Ordinary Shares representing 10% or more of the voting power or value; or

●	persons holding Class B Ordinary Shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns Class B Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning Class B Ordinary Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our Class B Ordinary Shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of the Class B Ordinary Shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class B Ordinary Shares in their particular circumstances.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on the Class B Ordinary Shares, other than certain pro rata distributions of Class B Ordinary Shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt by the U.S. Holder. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Class B Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or exchange or other taxable disposition of the Class B Ordinary Shares in an amount equal to the difference between the amount realized on the sale or exchange or other taxable disposition and the U.S. Holder’s tax basis in the Class B Ordinary Shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the Class B Ordinary Shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation,” gains on the sale of Class B Ordinary Shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability in their particular circumstances of any PRC tax on disposition gains.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which in turn is based on the expected price of our shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. We will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class B Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds Class B Ordinary Shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its Class B Ordinary Shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its Class B Ordinary Shares exceed 125% of the average of the annual distributions on Class B Ordinary Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the Class B Ordinary Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The Class B Ordinary Shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where the Class B Ordinary Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Class B Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class B Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class B Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class B Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on Class B Ordinary Shares will be treated as discussed under “—Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of the Class B Ordinary Shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we were a PFIC for any taxable year during which a U.S. Holder owns Class B Ordinary Shares, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owns Class B Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any Class B Ordinary Shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Class B Ordinary Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class B Ordinary Shares, unless the Class B Ordinary Shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Class B Ordinary Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

LZ Technology is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

LZ Technology’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between LZ Technology, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of the directors and executive officers of LZ Technology are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

LZ Technology has appointed [ ] as its agent to receive service of process with respect to any action brought against it under the federal or state securities law of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against LZ Technology or its directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against LZ Technology or its directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against LZ Technology under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

People’s Republic of China

All of our directors and officers are nationals or residents of PRC and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

Our PRC counsel, Hylands Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts shall recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on international treaties concluded or participated by the People's Republic of China or on principles of reciprocity between jurisdictions, where the PRC courts find that the basic principle of the laws of the People's Republic of China or the sovereignty, security or public interest of the State is not violated. As a result, judgments rendered by United States courts shall be enforced if such judgements meet the aforesaid standard.

UNDERWRITING

In connection with this offering, we have entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters (the “representative”), in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us, on a firm commitment basis, the number of Class B Ordinary Shares set forth opposite their respective names below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Class B Ordinary Shares
EF Hutton, division of Benchmark Investments, LLC	[●]
Total	[●]

The underwriting agreement provides that the obligation of the underwriters to purchase all of the Class B Ordinary Shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days from the closing of this offering, to purchase up to 15% additional Class B Ordinary Shares at the public offering price, less the underwriting discounts. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus. To the extent that the underwriters exercise this option, the underwriters will become obligated, subject to conditions, to purchase, and we will be obligated to sell, the additional shares. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

Discounts and Expenses

The underwriting discounts are 7% of the gross proceeds of the offering. We have agreed to pay the underwriters the discounts set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by the underwriters that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[ ] per Class B Ordinary Share under the offering price. After the offering, the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering.

	Fee Per Class B Ordinary Share(1)	Total Without Exercise of Over- Allotment	Total With Exercise of Over-Allotment
Public offering price	$	$	$
Discount	$	$	$
Proceeds to our company before expenses	$	$	$

(1)	The fees do not include the underwriters’ expense reimbursement as described below.

In addition, we have agreed to pay all expenses relating to the offering, including, without limitation: (a) all filing fees and expenses relating to the registration of the securities of the Company with the SEC; (b) all fees and expenses relating to the listing of the Class B Ordinary Shares on Nasdaq Capital Market; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the required registration or qualification of Class B Ordinary Shares offered under “blue sky” securities laws of states and other jurisdictions designated by the representative, including the reasonable fees and disbursements of the representative’s counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Class B Ordinary Shares of the Company under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (e) the costs of mailing and printing the offering documents; (f) transfer and/or stamp taxes, if any, payable upon our transfer of the securities to the representative; (g) the fees and expenses of our accountants; (i) up to $20,000 actual accountable road show expenses for the offering; (j) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (l) the fees for representative’s U.S. and PRC legal counsels, in an amount not to exceed $225,000. The Company will be responsible for the representative’s external counsel legal costs irrespective of whether the offering is consummated or not, subject to $100,000 if there is not a closing. We have paid $50,000 to the representative as an advance to be applied towards the reasonably anticipated out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, we agreed to pay the representative 1.0% of the gross proceeds of the offering for non-accountable expenses.

We estimate that expenses payable by us in connection with the offering of the Class B Ordinary Shares, other than the underwriting discounts and the representative’s non-accountable expenses referred to above, will be approximately $[    ] million.

Underwriter Warrants

We have also agreed to issue to the representative and its affiliates or employees underwriter warrants to purchase a number of the Class B Ordinary Shares equal to an aggregate of 4.0% of the Class B Ordinary Shares sold in this offering (including any shares sold in the offering to cover over-allotment). The warrants will have an exercise price equal to 100% of the public offering price and may be exercised on a cashless basis. The warrants are exercisable commencing six months from the commencement of this offering and will terminate two and a half-year after such date. The warrants are not redeemable by us. The warrants and the shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees) may not sell, transfer, assign, pledge or hypothecate the warrants or the shares underlying the warrants, nor will they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying shares for a period of 180 days from the commencement of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners or as otherwise permitted under FINRA Rule 5110(e)(2). The warrants will provide for adjustment in the number and price of such warrants (and the shares underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us. The representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the warrants at our expense and unlimited “piggyback” registration rights. The demand registration right provided will not be greater than five years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representative, subject to certain exceptions as described below, we will not, for a period from the date of this prospectus and for 180 days after the closing of this offering (the “Lock-up Period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class B Ordinary Shares of LZ Technology or any securities convertible into or exercisable or exchangeable for the Class B Ordinary Shares, other than the Class B Ordinary Shares issued upon the exercise of stock options or warrants or the conversion of a security outstanding on the date of the closing of this public offering or the issuance by LZ Technology of any security under any existing equity compensation plan;

●	file or caused to be filed any registration statement with the SEC relating to the offering of any Class B Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Class B Ordinary Shares, other than any registration statement on Form S-8;

●	in connection with the registration of Class B Ordinary Shares issuable under any employee equity-based compensation plan, incentive plan, stock plan, dividend reinvestment plan adopted an approved by LZ Technology’s board of directors;

●	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class B Ordinary Shares, whether any such transaction described above is to be settled by delivery of the Class B Ordinary Shares or such other securities, in cash or otherwise.

During the Lock-up Period, our directors, executive officers, and any holders of outstanding Class B Ordinary Shares as of the effective date of the registration statement of which this prospectus is a part have agreed, without the prior written consent of the representative, subject to limited exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class B Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Class B Ordinary Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class B Ordinary Shares.

Right of First Refusal

We have granted the representative a right of first refusal, for a period of 12 months from the closing of the public offering, to act as sole investment banker, sole book-runner, and/or so placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 12-month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to the representative for each such transaction.

Listing

We intend to apply to list the Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[ ]”. We make no representation that such application will be approved or that the Class B Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless Class B Ordinary Shares are listed on the Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on the underwriter’s website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase Class B Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Class B Ordinary Shares over-allotted by the underwriters is not greater than the number of Class B Ordinary Shares that may be purchased in the over-allotment option. In a naked short position, the number of Class B Ordinary Shares involved is greater than the number of Class B Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing Class B Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Class B Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Class B Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Class B Ordinary Shares available for purchase in the open market as compared to the price at which it may purchase Class B Ordinary Shares through the over-allotment option. If the underwriters sell more Class B Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Class B Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Class B Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class B Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	Passive market making makers in the shares who are the underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the Class B Ordinary Share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class B Ordinary Shares or preventing or retarding a decline in the market price of the Class B Ordinary Shares. As a result, the price of the Class B Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class B Ordinary Shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this offering, there has been no public market for the Class B Ordinary Shares and the offering price for the Class B Ordinary Shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the offering price will correspond to the price at which the Class B Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for the Class B Ordinary Shares will develop and continue after this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class B Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through its selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Underwritten Offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Class B Ordinary Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class B Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act. The Class B Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Underwritten Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class B Ordinary Shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any Class B Ordinary Shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The Class B Ordinary Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

No invitation, whether directly or indirectly may be made to the public in the BVI to subscribe for our Ordinary Shares This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the BVI. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to the public in the BVI.

Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Class B Ordinary Shares which are the subject of the Underwritten Offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class B Ordinary Shares offered should conduct their own due diligence on the Class B Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Class B Ordinary Shares which are the subject of the Underwritten Offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Class B Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class B Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class B Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class B Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the Class B Ordinary Shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class B Ordinary Shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the Class B Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class B Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class B Ordinary Shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Class B Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Class B Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the Class B Ordinary Shares, or distribution of a prospectus or any other offering material relating to the Class B Ordinary Shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the Class B Ordinary Shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of Class B Ordinary Shares, and (ii) that it will distribute in Germany any offering material relating to the Class B Ordinary Shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The Class B Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class B Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class B Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The Underwritten Offering of Class B Ordinary Shares has not been registered with the Commissione Nazionale per le Società e la Borsa(“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Class B Ordinary Shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the Class B Ordinary Shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the Class B Ordinary Shares or distribution of copies of this prospectus or any other documents relating to the Class B Ordinary Shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the Class B Ordinary Shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the Class B Ordinary Shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the Class B Ordinary Shares being declared null and void and in the liability of the intermediary transferring the Class B Ordinary Shares for any damages suffered by such non-qualified investors.

Japan

The Class B Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class B Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Class B Ordinary Shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The Class B Ordinary Shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class B Ordinary Shares may not be circulated or distributed, nor may the Class B Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

●	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

●	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

●	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class B Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class B Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Class B Ordinary Shares described herein. The Class B Ordinary Shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class B Ordinary Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the Class B Ordinary Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Underwritten Offering, nor the Company nor the Class B Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. The Class B Ordinary Shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the Class B Ordinary Shares will not benefit from protection or supervision by such authority.

Taiwan

The Class B Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class B Ordinary Shares in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The Class B Ordinary Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of Class B Ordinary Shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the Class B Ordinary Shares in any jurisdiction outside the United States where action for that purpose is required. None of the Class B Ordinary Shares included in the Underwritten Offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the Underwritten Offering of Class B Ordinary Shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the Class B Ordinary Shares in any jurisdiction where that would not be permitted or legal.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and the non-accountable expense allowance, which are expected to be incurred in connection with the offer and sale of the Class B Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriter by Hunter Taubman Fischer & Li LLC. The validity of the Class B Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC laws will be passed upon for us by Hylands Law Firm, and for the underwriter by Jingtian & Gongcheng. Bevilacqua PLLC may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Hylands Law Firm with respect to matters governed by PRC law. Hunter Taubman Fischer & Li LLC may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2021 and 2022 and for the years then ended included in this prospectus have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Marcum Asia CPAs LLP are located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Class B Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Class B Ordinary Shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at http://lz-qs.com/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LZ Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LZ Technology Holdings Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficits)/equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, China

August 18, 2023

LZ Technology Holdings Limited

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$ Note 3 (f)
ASSETS
Current assets
Cash and cash equivalents	5,134	6,982	1,012
Accounts receivable, net	33,132	44,617	6,469
Advance to suppliers	4,787	794	115
Prepaid expenses and other current assets, net	7,897	5,627	816
Deferred offering costs	-	554	80
Amounts due from related parties	46,023	25,653	3,719
Total current assets	96,973	84,227	12,211

Non-current assets
Long-term investments	1,279	-	-
Property and equipment, net	41,840	34,217	4,961
Intangible assets, net	-	4,030	584
Right-of-use assets	378	-	-
Total non-current assets	43,497	38,247	5,545
TOTAL ASSETS	140,470	122,474	17,756

LIABILITIES AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities
Short-term borrowings	84,645	43,904	6,365
Accounts payable	17,116	32,276	4,680
Contract liabilities	508	445	65
Accrued expenses and other current liabilities	11,455	4,132	597
Lease liabilities - current	252	-	-
Amounts due to related parties	55,699	26,841	3,892
Total current liabilities	169,675	107,598	15,599

Non-current liabilities
Lease liabilities - non-current	109	-	-
Other non-current liabilities	105	-	-
Total non-current assets	214	-	-
TOTAL LIABILITIES	169,889	107,598	15,599

Commitments and contingencies (Note 15)

Shareholders’ (deficit)/equity
Class A ordinary shares (par value of US$0.0001 per share; 20,000,000 Class A ordinary shares authorized, 9,589,248 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)*	7	7	1
Class B ordinary shares (par value of US$0.0001 per share; 480,000,000 Class B ordinary shares authorized, 48,445,122 and 52,471,800 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively) *	33	36	5
Additional paid in capital	112,373	168,144	24,379
Accumulated deficit	(139,925)	(154,269)	(22,367)
Total LZ Technology Holdings Limited shareholders’ (deficit)/equity	(27,512)	13,918	2,018
Non-controlling interests	(1,907)	958	139
Total shareholders’ (deficit)/equity	(29,419)	14,876	2,157
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,470	122,474	17,756

*	Ordinary shares and share data have been retroactively restated to give effect to the reorganization (Note 1(a)).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$ Note 3 (f)
Revenues	81,045	162,952	23,626
Cost of revenues	(70,026)	(143,100)	(20,748)
Gross profit	11,019	19,852	2,878

Operating expenses
Selling and marketing expenses	(10,059)	(22,049)	(3,197)
General and administrative expenses	(8,867)	(12,859)	(1,866)
Research and development expenses	(6,414)	(6,927)	(1,004)
Total operating expenses	(25,340)	(41,835)	(6,067)
Operating loss	(14,321)	(21,983)	(3,189)

Other (expense)/income, net
Financial expenses, net	(34,770)	(18)	(3)
Income from disposal of a subsidiary	-	4,318	626
Income from disposal of long-term investments	-	475	69
Other income, net	641	2,411	350
Total other (expenses)/income, net	(34,129)	7,186	1,042

Loss before income tax expenses	(48,450)	(14,797)	(2,147)
Income tax expenses	(8)	-	-
Net loss	(48,458)	(14,797)	(2,147)
Less: net loss attributable to non-controlling interests	(3,398)	(1,152)	(167)
Net loss attributable to LZ Technology Holdings Limited’s ordinary shareholders	(45,060)	(13,645)	(1,980)
Total comprehensive loss	(48,458)	(14,797)	(2,147)
Less: total comprehensive loss attributable to non-controlling interests	(3,398)	(1,152)	(167)
Comprehensive loss attributable to LZ Technology Holdings Limited	(45,060)	(13,645)	(1,980)

Net loss per share - Basic and diluted	(0.78)	(0.23)	(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share	57,569,980	58,375,027	58,375,027

*	Ordinary shares and share data have been retroactively restated to give effect to the reorganization (Note 1(a)).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S (DEFICITS)/EQUITY

(In thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Total LZ Technology shareholders’	Non- controlling	Total shareholders’ (deficits)/
	Share	Amount	Share	Amount	capital	Deficit	(deficit)/equity	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	9,589,248	7	47,821,952	33	103,421	(94,761)	8,700	605	9,305
Net loss	-	-	-	-	-	(45,060)	(45,060)	(3,398)	(48,458)
Contribution from shareholders	-	-	623,170	-	8,952	(104)	8,848	886	9,734
Balance as of December 31, 2021	9,589,248	7	48,445,122	33	112,373	(139,925)	(27,512)	(1,907)	(29,419)
Net loss	-	-	-	-	-	(13,645)	(13,645)	(1,152)	(14,797)
Contribution from shareholders	-	-	4,026,678	3	17,940	(699)	17,244	4,017	21,261
Debt-to-equity conversion	-	-	-	-	37,831	-	37,831	-	37,831
Balance as of December 31, 2022	9,589,248	7	52,471,800	36	168,144	(154,269)	13,918	958	14,876
Balance as of December 31, 2022(US$)	9,589,248	1	52,471,800	5	24,379	(22,367)	2,018	139	2,157

*	Ordinary shares and share data have been retroactively restated to give effect to the reorganization (Note 1(a)).

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data or otherwise noted)

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$ Note 3 (f)
Cash flows from operating activities:
Net loss	(48,458)	(14,797)	(2,147)
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	527	-	-
Depreciation and amortization	4,096	9,736	1,412
Amortization of operating lease right-of-use asset	120	270	39
Loss on long-term investments	180	27	4
Income from disposal of subsidiary	-	(4,318)	(626)
Income from disposal of long-term investments	-	(475)	(69)
Changes in operating assets and liabilities:
Accounts receivable	(28,078)	(11,600)	(1,682)
Advance to suppliers	(1,862)	2,591	376
Prepaid expenses and other current assets	4,103	(1,371)	(199)
Amounts due from related parties	(16,179)	(2,898)	(420)
Accounts payable	16,942	15,403	2,233
Contract liabilities	(151)	(62)	(9)
Accrued expenses and other current liabilities	8,901	6,033	872
Operating lease liabilities	(122)	(278)	(36)
Amounts due to related parties	14,505	4,225	613
Net cash (used in)/provided by operating activities	(45,476)	2,486	361

Cash flows from investing activities:
Purchase of property and equipment	(27,378)	(1,469)	(213)
Proceed from disposal of long-term investment	-	992	144
Purchase of intangible asset	-	(4,742)	(688)
Cash loss of disposal of subsidiary	-	(1,330)	(193)
Loans to related parties	(88,711)	(5,690)	(825)
Collection of loans to related parties	61,821	25,826	3,744
Net cash (used in)/provided by investing activities	(54,268)	13,587	1,969

Cash flows from financing activities:
Proceeds from borrowings	96,440	9,000	1,305
Repayments of borrowings	(36,645)	(11,910)	(1,727)
Payment for deferred offering cost	-	(554)	(80)
Proceeds of loans from related parties	47,489	18,874	2,736
Repayment of loans from related parties	(15,130)	(50,791)	(7,364)
Proceeds from capital injection	9,734	21,261	3,083
Other financing activities	(170)	(105)	(15)
Net cash provided by/(used in) financing activities	101,718	(14,225)	(2,062)

Net increase in cash and cash equivalents:	1,974	1,848	268
Cash and cash equivalents at the beginning of year	3,160	5,134	744
Cash and cash equivalents at the end of year	5,134	6,982	1,012

Supplemental disclosure of cash flow information:
Income tax paid	-	-	-
Interest paid	780	57	8

Supplemental schedule of non-cash financing activities:
Debt-to-equity conversion	-	37,831	5,485
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	499	115	17

The accompanying notes are an integral part of these consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	Organization and principal activities

(a)	Principal activities

LZ Technology Holdings Limited (“LZ Technology”, “Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on November 23, 2022. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is an integrated advertising and promotion service provider with principal operations and geographic markets in the People’s Republic of China (“PRC”).

(b)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Dongrun Technology Holdings Limited (“Dongrun Technology”) under the laws of British Virgin Islands, as its direct wholly-owned subsidiary, on December 5, 2022. Mr. Zhang Andong incorporated LZ Digital Technology Group Limited (“LZ Digital”) under the laws of Hong Kong, PRC, on November 21, 2022. On March 10, 2023, Mr. Zhang Andong transferred 100% of his shares in LZ Digital to Dongrun Technology and the Company controls LZ Digital through Dongrun Technology since then.

On January 13, 2023, LZ Digital directly invested in Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (“LZ Menhu”), as its direct wholly-owned subsidiary. On June 23, 2023, shareholders of Lianzhang Portal Internet Technology Co.,Ltd (“Lianzhang Portal”) transfer 93.70% of equity interests to LZ Menhu and the Company controls Lianzhang Portal and its subsidiaries since then.

Due to the fact that the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in August 18, 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of December 31, 2022, the Company’s principal subsidiaries are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:
Dongrun Technology	December 5, 2022	British Virgin Islands	100%	Investment holding
LZ Digital	November 30, 2022	Hong Kong	100%	Investment holding
LZ Menhu	January 13, 2023	PRC	100%	Investment holding
Lianzhang Portal	September 10, 2014	PRC	93.70%	Advertising and Technical service
Xiamen Lianzhang Media Co.,Ltd (“Xiamen Media”)	October, 05, 2014	PRC	93.70%	Advertising promotion service
Lianzhang Media Co., Ltd (“Lianzhang Media”)	January, 16, 2018	PRC	93.70%	Advertising promotion service
Xiamen Lianzhanghui Intelligent Technology Co., Ltd	October 31, 2014	PRC	93.70%	Sales of devices
Xiamen Limited E-commerce Co., Ltd.	April 7, 2022	PRC	93.70%	Investment holding
Xiamen Infinity Network Technology Co., Ltd.	August, 16, 2021	PRC	93.70%	E-commerce promotion service
Lianzhang New Community Construction and Development(Jiangsu) Co., Ltd	June 21, 2018	PRC	74.96%	Sales of devices

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

2.	Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses from operations of RMB14,321 and RMB21,983 for the years ended December 31, 2021 and 2022, respectively. Net cash provided by operating activities was RMB2,486 for the year ended December 31, 2022, and net cash used by operating activities was RMB45,476 for the year ended December 31, 2021. As of December 31, 2022, the Group’s accumulated deficits were RMB154,269, with a working capital deficit of RMB23,371, and the Group had cash and cash equivalents of RMB6,982. The Group’s operating results for future periods are subject to numerous uncertainties. It is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. Such conditions and events cast substantial doubt on the Group’s ability to continue as a going concern.

The COVID-19 pandemic has negatively impacted the Group’s business operations for the past two years. However, the management expects that the operating results will be improved as the economy has gradually recovered from the impacts of the COVID-19 pandemic. Besides, management has developed business plans to mitigate the above adverse conditions and events, including obtaining funds amounting to RMB63,794 from two investors as capital injection which will be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the consolidated financial statements. Moreover, the Group has proactively taken actions to fundamentally optimize its overall cost structure by upgrading its business and service model and implementing other cost control measures. Actions include standardizing the Group’s finance and operation policies throughout the Group, enhancing internal controls, and creating a synergy of the Group’s resources. Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Group’s ability to continue as a going concern will be alleviated through the effective implementation of the business plans.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Group have been eliminated upon consolidation. All intercompany transactions and balances among the Group have been eliminated upon consolidation.

(c)	Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements.

When there is a change in ownership interests that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, allowance for doubtful accounts, impairment of long-term investments, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and the Company’s subsidiaries incorporated in Cayman, British Virgin Islands and Hong Kong is US dollars (“US$”), while the functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income.

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity and a component of other comprehensive income in the consolidated statement of operations and comprehensive income.

(f)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and deposits that can be added to or withdrawn without limitation, which are unrestricted as to withdrawal and use.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(h)	Accounts receivable, net

Accounts receivable, net represent the amounts that the Group has an unconditional right to the consideration when the Group has satisfied its performance obligation. The Group does not have any contract assets since revenue is recognized when the promised services are provided and the payment from customers is not contingent on a future event. The Group maintains allowance for potential credit losses on accounts receivable. Management reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Management usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

The allowance for doubtful accounts as of December 31, 2021 and 2022 was RMB268 and RMB268 (US$38.9), respectively.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Residual value rate is determined to 5% based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives are as follows:

Category	Estimated useful lives
Machinery equipment	5-10 years
Electronic equipment	5 years
Vehicles	5 years
Office equipment	3-5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(j)	Intangible assets, net

Intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continued to be amortized over their estimated economic useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software	5 years

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(k)	Long-term investments

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income after the date of acquisition. The Group makes the assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income if any.

The impairment recognized for long-term investments for the year ended December 31, 2021 and 2022 was nil.

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2022.

(m)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(n)	Revenue recognition

The Group’s revenues are mainly generated from Out-of-Home Advertising and Local Life services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of significant performance obligations and the application of ASC 606 to the Group’s revenue arrangements are discussed in further detail below.

Out-of-Home Advertising

The Group primarily generates revenues from providing Out-of-Home Advertising (i.e. advertising promotion) by displaying advertisements in its own community access control devices (“Channel One”) or via other channels provided by subcontractors (“Channel Two”). The Group can benefit from advertising promotion provided through each channel promised in the contract on their own. Besides, the Group’s promise to perform services through each channel is separately identifiable from other promises in the contract. Therefore, Channel One and Channel Two are considered distinct and should be regarded as two performance obligations. The Group adopts the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress. The Group applies the expected cost plus a margin approach to estimate the standalone selling price for each performance obligation as there is no directly observable standalone selling price or similar market selling price.

The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is primarily responsible for fulfilling the promises to provide advertising promotion to the customer. Therefore, such revenues are reported on a gross basis.

Local Life

The Group also engages in assisting merchants to promote vouchers through e-commerce platforms. For this type of service, the Group only identifies one performance obligation as services provided within each contract are considered a series of distinct goods that are substantially the same and that have the same pattern of transfer to customers. The Group adopts the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice the customer, as that amount corresponds directly with the value to the customer of the Group’s performance completed to date.

The Group considers itself the agent as (i) the inventory risk is controlled by the merchant, and (ii) the pricing right of the vouchers sold is controlled by the merchant. Therefore, such revenues are reported on a net basis.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

Others

The Group also provides other services including advertisement design and production, operation service for the merchants’ online account, software development, devices sales and so on. The Group mainly recognizes the revenue at the fixed price at the time when the performance obligation is satisfied.

The following table disaggregates the Group’s revenue for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
	RMB	RMB
By revenue type:
Out-of-Home Advertising	67,652	149,024
Local Life	4,904	9,057
Others	8,489	4,871
Total	81,045	162,952

Contract assets and liabilities

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2021 and 2022.

Contract liabilities represents the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance payments from customers for advertising promotion. Contract liabilities related to advance payments from customers were RMB508 and RMB445 as of December 31, 2021 and 2022, respectively. Revenue of RMB658 and RMB253 was recognized from the deferred revenue balance at the beginning of the period for the years ended December 31, 2021 and 2022, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

(o)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of (i) advertising commissions paid to agents and subcontractors, (ii) depreciation expenses for community access control devices, (iii) operation fees for E-commerce promotion service, and (iv) other costs. Such costs are recorded as incurred.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) labor expenses for sales personnel, (ii) maintenance fee, (iii) information technology service fee related to selling and marketing activities, (iv) advertisement and business promotion expenses, and (v) other miscellaneous selling expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of (i) salary and welfare for general and administrative personnel, (ii) professional service fee, (iii) rental fee, (iv) office expenses, (v) depreciation related to general and administrative departments and (vi) other corporate expenses.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(r)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) information technology service fee, (iii) professional fee, and (iv) other miscellaneous research and development expenses. Research and development expenses that do not qualify to be capitalized are expensed as incurred.

The Group recognizes internal-use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and expense costs as they are incurred during the preliminary project and post-implementation or operation stages. The Group has not capitalized any costs related to internal use software for the years ended December 31, 2021 and 2022, respectively.

(s)	Employee benefits

The Company’s subsidiaries in PRC participate in a government-mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB1,177 and RMB 2,059 for the years ended December 31, 2021 and 2022 respectively.

(t)	Other income

Other income primarily consists of investment income and government grants. Government grants represent cash subsidies received from the PRC government. Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligations are recognized in the Group’s consolidated statements of income and comprehensive income when the grant becomes receivable.

(u)	Income taxes

The Group accounts for current income taxes in accordance with the laws and regulations of the relevant tax jurisdictions. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred income tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at December 31, 2021 and 2022, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(u)	Income taxes – Continued

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2021 and 2022, respectively, as there were no uncertain tax positions.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

(v)	Value added tax (“VAT”)

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the face of balance sheet. The Group records revenue net of value added tax and related surcharges.

(w)	Leases

From January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. The Group applies the rate implicit in the lease, if available, as a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Group uses a discount rate reflective of the incremental borrowing rate. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

3.	Summary of significant accounting policies – Continued

(x)	Net loss per share

In accordance with ASC 260, Earnings per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when the inclusion of such effect would be anti-dilutive.

(y)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU No. 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU No. 2016-13 from January 1, 2023. The Group is in the process of evaluating the impacts the standards will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group in the process of evaluating the impacts the standards will have on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the Group’s financial results or financial position.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

4.	Deconsolidation of subsidiary

On November 23, 2022, the Group deconsolidated Fujian Henduoka Network Technology Co., Ltd. (“Henduoka”), and transferred 100% of the equity interests of Henduoka to Mr. Hongwei Zhang and Xiamen Rongguang Information Technology Co., Ltd, both of which are related parties of the Group, with the total consideration of RMB158.

Therefore, the Group was no longer able to operate and exert control over Henduoka, which was deconsolidated accordingly since the disposal date. The Group recorded a gain from the disposal of RMB4,318 in the income from the disposal of the subsidiary in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022 as Henduoka had accumulated deficits. The disposal of the subsidiary did not represent a strategic shift and did not have a major effect on the Group’s operation as none of the significance tests exceeded the 10% thresholds in accordance with SEC Regulation S-X 3-05.

5.	Accounts receivable, net

The accounts receivable, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivables	33,400	44,885
Less: allowance of doubtful accounts	(268)	(268)
Total accounts receivable, net	33,132	44,617

The movement of allowance of doubtful accounts is as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(268)	(268)
Addition in bad debt allowance	-	-
Foreign currency translation adjustment	-	-
Balance at end of the year	(268)	(268)

The Group recorded bad debt expense of nil and nil for the years ended December 31, 2021 and 2022, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

6.	Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net consist of the following:

	As of December 31,
	2021	2022
Deductible input tax	6,157	5,119
Prepaid expenses (1)	1,934	543
Deposits	200	296
Others	142	205
	8,433	6,163
Less: allowance of doubtful accounts (2)	(536)	(536)
Total prepaid expenses and other current assets, net	7,897	5,627

(1)	Prepaid expenses mainly represent prepaid commissions for promotion services, rent, water and electricity expenses, communication expenses, maintenance premiums, and other expenses related to the daily operation of the enterprise.

(2)	Allowance of doubtful accounts mainly include unrecoverable advertising funds, compensation, etc. And no provision was made for the year ended December 31, 2021 and 2022.

7.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Machinery equipment	45,614	46,570
Office Equipment	2,689	3,135
Vehicles	713	713
Gross amount	49,016	50,418
Less: accumulated depreciation	(7,176)	(16,201)
Total property and equipment, net	41,840	34,217

(1)	Depreciation expenses for the years ended December 31, 2021 and 2022 were RMB4,096 and RMB 9,025, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

8.	Long-term investments

Long-term investments consist of equity investments accounted for using the equity method. The Group has significant influence over these investments but does not own a majority equity interest or otherwise control using the equity method.

The following table sets forth the changes in the Group’s long-term investments:

Investments accounted for using the equity method
RMB
Balance as of December 31, 2020	1,459
Loss from equity method investments	(180)
Balance as of December 31, 2021	1,279
Receivable from disposal of investments	(1,727)
Income from disposal of investments	475
Loss from equity method investments	(27)
Balance as of December 31, 2022	-

As of December 31, 2021, the balance of long-term investment, net represent the investment in Wuhan Lianzhanghui Technology Co., Ltd., Qingdao Lianzhanghui Network Co., Ltd. and Jinan Lianzhang Network Co., Ltd.

As of December 31, 2022, the Group has disposed all of the above long-term investments to a principal shareholder.

9.	Short-term borrowings

The balance of short-term borrowings consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Short-term borrowings from banks (1)
Wuxi Branch of Bank of Communications Co., Ltd (a)	-	5,000
Industrial Bank Co., Ltd. Xiamen Branch (b)	-	4,000
	-	9,000

Short-term borrowings from several third-party investors (the “Investors”) (2)	84,645	34,904
Short-term borrowings, total	84,645	43,904

(1)	Short-term borrowings from banks

Short-term borrowings from banks represent amounts due to various banks to be matured within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes.

(a)	On November 22, 2022, Wuxi Media entered into a loan agreement with Wuxi Branch of Bank of Communications Co., Ltd in the total amount of RMB5,000 with one-year term. The interest rate is composed of the one-year LPR interest rate on the date of signing the contract which is 3.65% and floating upward by about 0.07%. The Group will make bullet repayment when it is due.

(b)	On September 27, 2022, Xiamen Media initially entered into a loan agreement with Industrial Bank Co., Ltd. Xiamen Branch in the total amount of RMB4,000 with a one-year term. The interest rate is composed of the one-year LPR interest rate on the date of signing the contract which is 3.65% and floating upward by 0.35%. As of December 31, 2022, no payment has been made. The Group will make bullet repayment when it is due.

Interest expenses were RMB765 and RMB54 for short-term borrowings for the years ended December 31, 2021 and 2022, respectively.

(2)	Short-term borrowings from third-party cooperators (the “Cooperators”)

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

9.	Short-term borrowings – Continued

In 2020 and 2021, the Group entered into joint operating agreements with 89 third-party companies facilitated by an investment institution with the amount of RMB95,790 in total to cooperate in providing advertising promotion services to customers. Under the joint operating agreements, (i) Cooperators purchased community access control devices (the “Devices”) from the Group; (ii) the Group operated the Devices for the Cooperators, including equipment installation, providing technical support, running advertisements, equipment maintenance and so on; (iii) joint operating agreements were valid for five years; (iv) the Cooperators should pay the price of the device in full (the “Original Subscription Amount”) at the beginning of the cooperation period; and (v) the Cooperators and the Group shared revenues generated from the Devices.

In 2022, 41 of the Cooperators (the “Investors”) decided to terminate their joint operating agreements and entered into investment agreements (the “Investment Agreements”) with the Group and its shareholder. Under the Investment Agreements, the Investors would invest in the Group in exchange for equity interests of the Group, directly or indirectly. The total amount of investment was RMB37,831, in exchange for 4.119% equity interests of the Group. As part of the Investment Agreement, the Group would regain the ownership of the Devices from the Investors.

The Group considers the funds, in substance, as interest-free investments payable to the Cooperators on their demand based on the following reasons: i) the Cooperators signed the joint operating agreements with the intention to invest in the Group; ii) the Group maintains the control over the Devices and enjoy the economic benefits of the Devices; iii) the Group repaid the Original Subscription Amount in the form of revenue sharing distribution. No conversion feature nor redemption feature was specified in the joint operating agreements. Therefore, the Group recognized the Original Subscription Amount as liabilities and classified as short-term borrowing as of December 31, 2021 and 2022. The Devices were recognized as property and equipment as of December 31, 2021 and 2022.

As of December 31, 2022, the Group had repaid the Original Subscription Amount in the amount of RMB23,055 in aggregate. The commission fees paid to investment institutions were expensed as incurred in financial expenses in the consolidated financial statements. For the years ended December 31, 2021 and 2022, the commission fees were RMB33,160 and nil, respectively.

As of the issuance date of this consolidation financial statements, there were other Cooperators who decided to terminate their joint operating agreements and invest in the Group’s equity, see Note 17 Subsequent Events for details.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued service fee (1)	1,128	1,274
Accrued payroll and welfare	2,847	2,083
Other tax payable	209	310
Deposit payables	291	154
Merchant settlement payable (2)	6,885	158
Others (3)	95	153
Total accrued expenses and other current liabilities	11,455	4,132

(1)	Accrued service fees represent service fees mainly includes operation and maintenance expenses, installation expenses, information technology service expenses and other expenses related to the daily operation.

(2)	Merchant settlement payable mainly includes the distribution commissions for e-commerce promotion services.

(3)	Others mainly including daily reimbursement expenses.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

11.	Leases

Effective on January 1, 2020, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and warehouse leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Right-of-use assets	378	-

Lease liabilities – current	252	-
Lease liabilities – non-current	109	-
Total lease liabilities	361	-

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	(122)	(278)

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
	2021	2022
Weighted average remaining lease term (years)	1.50	-
Weighted average discount rate	4.75%	-

For the years ended December 31, 2021 and 2022, the lease expense was as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Operating leases expense excluding short-term rental expense	130	284
Short-term lease expense	388	767
Total lease expense	518	1,051

Since all the long-term lease contracts were signed by Henduoka, which was deconsolidated in November 2022, as of December 31, 2022, the Group did not have any long-term lease contracts, resulting in a balance of nil for Right-of-use assets and Lease liabilities. Operating leases expenses were incurred before the disposal of Henduoka. The future minimum payments under the Group’s operating leases as of December 31, 2022 is nil.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and 2022:

No.	Names of related parties	Relationship
1	Xiamen Yinshan Longchang Investment Partnership (Limited Partnership)	Former shareholder of Lianzhang Portal
2	Cheng’s Investment Group Co., LTD. (Hainan)	Former shareholder of Lianzhang Portal
3	Tianjiu Shared Intelligent Enterprise Service	Former shareholder of Liangzhang Portal
4	Andong Zhang	Chairman of LZ Technology
5	Qiang Sun	Director of Lianzhang Portal
6	Runzhe Zhang	Chief Executive Officer of LZ Technology
7	Shenzhen Zhixing Finance Culture Media Co.	Qiang Sun is a mutual director of Lianzhang Portal and Shenzhen Zhixing Finance Culture Media Co.
8	Xiamen Qiushi Intelligent Network Equipment Co., LTD	80% owned by Andong Zhang
9	Fujian Qiushi Intelligent Co., LTD	61% owned by Andong Zhang
10	Xiamen Qiushi Intelligent Network Technology Co., LTD	61% owned by Andong Zhang
11	Hongwei Zhang	Brother in law of Andong Zhang
12	Xiamen Rongguang Information Technology Co., Ltd.	95% owned by Hongwei Zhang
13	Fujian Henduoka Network Technology Co., Ltd., or Henduoka	95.5% owned by Hongwei Zhang
14	Xiamen Xueyoubang Network Technology Co.	5% held by Hongwei Zhang
15	Jun Liu	Director of Xiamen Infinity
16	Hongling Zhang	Spouse of Andong Zhang

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Related party transactions – Continued

The Group entered into the following transactions with related parties:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Collection of loan to related parties
Xiamen Qiushi Intelligent Network Technology Co., LTD	(31,326)	(20,647)
Fujian Qiushi Intelligent Co., LTD	(24,084)	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(5,010)	(215)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	(3,980)
Jun Liu	(1,401)	(324)
Fujian Henduoka Network Technology Co., Ltd.	-	(660)
Total	(61,821)	(25,826)

Loan from related parties
Fujian Qiushi Intelligent Co., LTD	(10,000)	(8,229)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(27,039)	(5,682)
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(1,700)	(4,937)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	(4,900)	-
Jun Liu	(3,850)	(26)
Total	(47,489)	(18,874)

Repayment of loan from related parties
Fujian Qiushi Intelligent Co., LTD	9,728	31,858
Xiamen Qiushi Intelligent Network Technology Co., LTD	2,777	7,140
Xiamen Qiushi Intelligent Network Equipment Co., LTD	-	5,676
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	4,900
Jun Liu	2,625	1,217
Total	15,130	50,791

Loan to related parties
Xiamen Qiushi Intelligent Network Technology Co., LTD	54,667	483
Fujian Qiushi Intelligent Co., LTD	24,084	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	4,780	-
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	3,983
Jun Liu	5,180	403
Fujian Henduoka Network Technology Co., Ltd.	-	821
Total	88,711	5,690

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Related party transactions – Continued

	For the years ended December 31,
	2021	2022
	RMB	RMB
Service and commodity purchase from related parties
Equipment procurement
Fujian Qiushi Intelligent Co., LTD	(27,809)	(894)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(1,009)	(120)
	(28,818)	(1,014)
Sub-contract cost
Xiamen Xueyoubang Network Technology Co.	-	(43,240)
	-	(43,240)
Service fee paid to a related party
Tianjiu Shared Intelligent Enterprise Service Co., LTD	(31,211)	(70)
	(31,211)	(70)
Rent, utilities and cleaning fees
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(584)	(523)
	(584)	(523)
Total	(60,613)	(44,847)

	For the years ended December 31,
	2021	2022
	RMB	RMB
Transfer of Long term investment
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	-	1,726
Total	-	1,726

	For the years ended December 31,
	2021	2022
	RMB	RMB
Share Transfer
Xiamen Rongguang Information Technology Co., Ltd.	-	150
Hongwei Zhang	-	8
Total	-	158

	For the years ended December 31,
	2021	2022
	RMB	RMB
Disposal gain
Income from disposal of Fujian Henduoka Network Technology Co., Ltd.	-	4,318
Total	-	4,318

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Related party transactions – Continued

(a)	The Group had the following balances with related parties:

Amounts due from related parties consisted of the following for the periods indicated:

		As of December 31,
RPT	Nature	2021	2022
		RMB	RMB
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Service and commodity purchase from related parties	-	118
Tianjiu Shared Intelligent Enterprise Service Co., LTD	Service and commodity purchase from related parties	22	-
Xiamen Qiushi Intelligent Network Technology Co., LTD	Loan to related parties	41,018	20,855
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Loan to related parties	215	-
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	Loan to related parties	-	3
Jun Liu	Loan to related parties	3,779	-
Fujian Henduoka Network Technology Co., Ltd.	Loan to related parties	-	2,791
Qiang Sun	Expenses paid on behalf of the Company	-	5
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	Transfer of Long term investment	989	1,723
Hongwei Zhang	Share Transfer	-	8
Xiamen Rongguang Information Technology Co., Ltd.	Share Transfer	-	150
Total		46,023	25,653
Less: allowance of doubtful accounts		-	-
Amounts due from related parties, net		46,023	25,653

Amount due to related parties consisted of the following for the periods indicated:

		As of December 31,
		2021	2022
		RMB	RMB
Fujian Qiushi Intelligent Co., LTD	Service and commodity purchase from related parties	(504)	-
Xiamen Qiushi Intelligent Network Technology Co., LTD	Service and commodity purchase from related parties	(3)	-
Xiamen Xueyoubang Network Technology Co.	Service and commodity purchase from related parties	-	(3,000)
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Service and commodity purchase from related parties	-	(276)
Tianjiu Shared Intelligent Enterprise Service Co., LTD	Service fee paid to a related party	-	(48)
Xiamen Qiushi Intelligent Network Technology Co., LTD	Loan from related parties	(24,459)	(23,001)
Fujian Qiushi Intelligent Co., LTD	Loan from related parties	(23,629)	-
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Loan from related parties	(770)	(32)
Xiamen Yinshan Longchang Investment Partnership (limited partnership)	Loan from related parties	(4,900)	-
Jun Liu	Loan from related parties	(1,375)	(184)
Runzhe Zhang	Expenses paid on behalf of the Company	(4)	(4)
Andong Zhang	Expenses paid on behalf of the Company	(5)	-
Jun Liu	Expenses paid on behalf of the Company	(50)	-
Fujian Henduoka Network Technology Co., Ltd.	Expenses paid on behalf of the Company	-	(296)
Amounts due to related parties		(55,699)	(26,841)

The amount due to a related party are unsecured interest-free and repayable on demand.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

12.	Related party transactions – Continued

(b)	Guarantee

On August 3, 2022, Zhang Andong, Hongling Zhang, and Xiamen Lianzhanghui Intelligent Technology Co.,Ltd. provided joint guarantees for the loans and borrowings of Fujian Qiushi Intelligent from July 25, 2022 to July 25, 2025. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB 5,000 provided by the creditor to the debtor (the maximum amount including interest, liquidated damages, compensation and other amounts of the creditor’s rights is RMB 7,500). As of December 31, 2022, Fujian Qiushi Intelligent has borrowed RMB 5,000 from Xiamen Bank, with a guaranteed maturity date of August 15, 2023.

13.	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands (“BVI”)

Dongrun Technology is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Dongrun Technology is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the years ended December 31, 2021 and 2022, respectively, as it did not have assessable profit during the periods presented.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Company’s subsidiaries Lianzhang Portal and its branch company obtained its HNTE status in 2020, and will enjoy the preferential tax rate of 15% for the period of 3 years.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2021 and 2022.

According to Caishui [2019] No. 13, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: (1) The annual taxable income does not exceed RMB3.0 million; (2) The number of employees does not exceed 300; (3) The total assets does not exceed RMB50.0 million. Prior to 2021, for small, low-profit enterprises whose annual taxable income does not exceed RMB1.0 million, the preferential income tax rate was 5%; for the annual taxable income exceeding RMB1.0 million but not more than RMB3.0 million, the preferential income tax rate was 10%. In 2021, for small, low-profit enterprises whose annual taxable income does not exceed RMB1.0 million, the preferential income tax rate was 2.5%; for the annual taxable income exceeding RMB1.0 million but not more than RMB3.0 million, the preferential income tax rate was 10%.

Except for Lianzhang Portal, Lianzhang Media and Xiamen Media, the remaining subsidiaries are all subject to tax incentives for small and low-profit enterprises.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

13.	Income tax – Continued

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Current income tax expenses	8	-
Deferred income tax expenses	-	-
Total	8	-

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Loss before income tax	48,450	14,797
Expected taxation at PRC statutory tax rate	(12,113)	(3,699)
Effect of income tax rate differences	9,592	3,616
Research and development additional deduction	(307)	(498)
Effect of tax rate changes on deferred taxes	(8,763)	(3,961)
Non-deductible expenses	42	(110)
Income not subject to tax	-	(175)
Change in valuation allowance	11,557	4,827
Income tax expenses	8	-

As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2021 and 2022 the Company did not have any significant interest or penalties associated with uncertain tax positions.

The significant components of the net deferred tax assets are summarized below:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating loss carried forward	13,333	19,506
Advertisement expense	-	37
Impairment on property and equipment	5,421	6,079
Deferred revenue	8,657	7,719
GAAP difference-others	342	53
Allowance of doubtful accounts	940	126
Less: Valuation allowance	(28,693)	(33,520)
Total deferred tax assets, net	-	-

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2021 and 2022. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of RMB28,693 and RMB33,520 for the years ended December 31, 2021 and 2022, respectively.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

13.	Income tax – Continued

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	17,136	28,693
Additions	11,557	6,525
Decreases	-	(1,698)
Balance at end of the year	28,693	33,520

For entities incorporated in PRC mainland, net loss can be carried forward for five years, for entities qualified as HTNEs, net loss can be carried forward for ten years. As of December 31, 2021 and 2022, the Group had deferred tax assets of net operating loss carryforwards of approximately RMB13,333 and RMB19,506, respectively.

As of December 31, 2022, net operating loss carryforwards from PRC will expire, if unused, in the following amounts:

Net operating loss carryforwards due by schedule
RMB
2023	122
2024	212
2025	2,287
2026	7,993
2027	21,043
Thereafter	56,973
Total	88,630

14.	Equity

Ordinary shares

On June 23, 2023, the Company issued 63,871,650 ordinary shares, comprised of (i) 9,589,248 Class A ordinary shares of par value US$0.0001 each and (ii) 54,282,402 Class B ordinary shares of par value US$0.0001 each. The issuance on June 23, 2023 and the share reorganization completed as of August 18, 2023 were considered as being part of the reorganization of the Group that has been completed.

Capital injection

For the year ended December 31, 2021, the Group obtained capital injection of RMB10,800 from Cheng’s Investment Group Co., LTD. (Hainan) (“Cheng’s Investment”), among which RMB8,952 attributable to LZ Technology Holdings Limited.

For the year   ended December 31, 2022, the Group obtained capital injection of RMB1,800 from Cheng’s Investment and RMB21,965 from Huayuan Hengying (Xiamen) Equity Investment Partnership (limited partnership), respectively, among which RMB17,940 attributable to LZ Technology Holdings Limited.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

14.	Equity – Continued

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2021 and 2022, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB112,373 and RMB168,144, respectively.

15.	Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2022, there were no unconditional purchase obligations, such as future lease payment under non-cancelable agreements, that have not been recognized on the balance sheet.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

16.	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2021	2022
Percentage of the Group’s accounts receivables
Customer A	*	51%
Customer B	40%	25%
Customer C	13%	8%
Customer D	23%	6%
Customer E	15%	*

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

16.	Concentration of credit risk – Continued

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	As of December 31,
	2021	2022
Percentage of the Group’s total revenue
Customer A	*	32%
Customer B	14%	*
Customer C	*	28%
Customer D	50%	25%

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	As of December 31,
	2021	2022
Percentage of the Group’s total purchase
Supplier A	*	33%
Supplier B	19%	*
Supplier C	13%	*
Supplier D	*	29%
Supplier E	32%	*
Supplier F	13%	18%

*	Represented the percentage below 10%

17.	Subsequent events

a)	Termination of joint operating agreements with Cooperators

As of the issuance date of this consolidation financial statements, eleven Cooperators decided to terminate their joint operating agreements and invested into the Group in exchange for equity interests of the Group indirectly. The total amount of investment was RMB9.4 million in exchange of 0.99% equity interests of the Group. Nine Cooperators made capital injection amounting to RMB7.4 million to the Group through Xiamen Yijutianxia Investment Partnership (Limited partnership). The remaining two Cooperators exchanged equity interests with existing shareholders.

b)	Capital injection

On May 24, 2023, Xiamen Dongling Technology Co., Ltd. (“Xiamen Dongling”) transferred 2.5% shares to Jinfu No.1 (Huzhou) Equity Investment Partnership (Limited Partnership) (“Jinfu No.1”), which was calculated based on the fair value of RMB2 billion at that time. Then, Jinfu No.1 made a capital injection with a total amount of RMB50 million on June 23, 2023, and obtained another 1.95% equity of the Group.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

18.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Investment in subsidiaries	-	13,918
Total assets	-	13,918

LIABILITIES
Investment deficit in subsidiaries	27,512	-
Total liabilities	27,512	-

Shareholders’ (deficit)/equity
Class A ordinary shares (par value of US$0.0001 per share; 20,000,000 Class A ordinary shares authorized, 9,589,248 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)*	7	7
Class B ordinary shares (par value of US$0.0001 per share; 480,000,000 Class B ordinary shares authorized, 48,445,122 and 52,471,800 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively) *	33	36
Additional paid-in capital	112,373	168,144
Accumulated deficit	(139,925)	(154,269)
Total shareholders’ (deficit)/equity	(27,512)	13,918
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQITY	-	13,918

Condensed Statements of operations and comprehensive income

	For the years ended December 31,
	2021	2022
	RMB	RMB
Operating loss:
Equity in loss of subsidiaries	(45,060)	(13,645)
Loss before income tax expense	(45,060)	(13,645)
Income tax expense	-	-
Net loss	(45,060)	(13,645)

Condensed Statements of Cash Flows

For the years ended December 31,
	2021	2022
	RMB	RMB
Cash flows from operating activities:
Net loss	(45,060)	(13,645)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	45,060	13,645
Net cash provided by operating activities	-	-
Net cash provided by investing activities	-	-
Net cash provided by financing activities	-	-
Net increase in cash	-	-
Cash at beginning of year	-	-
Cash at end of year	-	-

Class B Ordinary Shares

LZ Technology Holdings Limited

PROSPECTUS

EF Hutton

division of Benchmark Investments, LLC

[   ], 2023

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The post offering memorandum and articles of association of LZ Technology provide that LZ Technology shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of LZ Technology’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning LZ Technology or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered sales of our securities since our inception on November 23, 2022.

All of these sales were exempt from registration under the Securities Act by reason of Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering, or were exempt from registration pursuant to Regulation S. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates issued in such transactions and there were no investors who are citizens or residents of the United States. We relied on information from purchasers that they were accredited investors and/or such investors were provided adequate information and were otherwise determined to be suitable. In all cases, there was no public solicitation. The issuances of the securities described below were effected without the involvement of underwriters.

Upon LZ Technology’s incorporation on November 23, 2022, it had an authorized share capital of $50,000 divided into 50,000 shares of a par value of $1.00 each. On November 23, 2022, one ordinary share, par value of $1.00, was allotted and issued to the initial subscriber, Sertus Nominees (Cayman) Limited, who transferred the share to LZ Holdings, on the same day. In addition, an additional 49,999 ordinary shares, par value of $1.00 each, were allotted and issued to LZ Holdings for a total consideration of $49,999. As a result, LZ Technology had 50,000 ordinary shares, par value of $1.00 each, issued and outstanding on November 23, 2022.

On June 23, 2023, LZ Technology repurchased 49,999 ordinary shares, $1.00 par value, from LZ Holdings for $49,999. LZ Technology paid the purchase price out of its capital and the repurchased shares were immediately cancelled. As a result of the repurchase, LZ Technology had one ordinary share, $1.00 par value issued and outstanding, which was owned by LZ Holdings.

Immediately following the above repurchase of shares, each issued and unissued share of LZ Technology, par value of $1.00 was subdivided into 10,000 shares, par value of $0.0001 each. As a result of the subdivision, the authorized share capital of LZ Technology changed from $50,000 divided into 50,000 shares with a par value of $1.00 each to $50,000 divided into 500,000,000 shares with a par value of $0.0001 each. In addition, immediately after the subdivision, the authorized share capital of LZ Technology was re-classified and re-designated into $50,000 divided into 20,000,000 Class A Ordinary Shares, par value of $0.0001 each and 480,000,000 Class B Ordinary Shares, par value of $0.0001 each. The then issued, post-subdivision 10,000 ordinary shares owned by LZ Holdings, were re-classified and re-designated as 10,000 Class A Ordinary Shares.

Following the re-classification and re-designation referred to above, LZ Technology allotted and issued the following shares:

●	9,579,248 Class A Ordinary Shares to LZ Holdings for $957,9248;

●	11,807,883 Class B Ordinary Shares to LZ Holdings for $1180.7883;

●	6,239,909 Class B Ordinary Shares to BJ Tojoy Shared Enterprise Consulting Ltd for $623.9909;

●	15,000,000 Class B Ordinary Shares to Vanshion Investment Group Limited (万盛投资集团有限公司)for $1,500;

●	16,942,491 Class B Ordinary Shares to Youder Investment Group Limited (友达投资集团有限公司)for $1,694.2491;

●	1,259,273 Class B Ordinary Shares to Sing Family Investment Limited for $125.9273; and

●	3,032,846 Class B Ordinary Shares to Kim Full Investment Company Limited for $303.2846.

Upon completion of the above reorganization, the authorized share capital of LZ Technology became $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each, comprising of 20,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 480,000,000 Class B Ordinary Shares of a par value of $0.0001 each. As of the date of the prospectus, there are 9,589,248 Class A Ordinary Shares and 54,282,402 Class B Ordinary Shares issued and outstanding.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the registrant (currently effective)
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the registrant (to be effective immediately prior to the completion of this offering)
4.1*	Specimen Certificate for Class B Ordinary Shares
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the Class B Ordinary Shares being registered
5.2*	Opinion of Bevilacqua PLLC regarding the enforceability of the Representative’s Warrants
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Hylands Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
8.3*	Opinion of Potomac Law Group regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Business Cooperation Agreement between Fujian Henduoka Network Technology Co., Ltd. and Lianzhang Portal Network Technology Co., Ltd., dated January 1, 2023
10.4*	Platform Service Agreement between Xiamen Infinity Network Technology Co., Ltd. and Fujian Henduoka Network Technology Co., Ltd. dated December 1, 2022
21.1*	List of subsidiaries of the registrant
23.1*	Consent of Marcum Asia CPAs LLP
23.2*	Consent of Conyers Dill & Pearman (contained in Exhibit 5.1)
23.3*	Consent of Bevilacqua PLLC (contained in Exhibit 5.2)
23.4*	Consent of Hylands Law Firm (included in Exhibit 99.2)
23.5*	Consent of Potomac Law Group (included in Exhibit 8.3)
24.1	Power of Attorney (included in the signature page)
99.1*	Code of Ethics of the registrant
99.2*	Opinion of Hylands Law Firm regarding certain PRC law matters
99.3*	Consent of Independent Director [ ]
99.4*	Consent of Independent Director [ ]
99.5*	Consent of Independent Director [ ]
99.6*	Audit Committee Charter
99.7*	Compensation Committee Charter
99.8*	Nominating and Corporate Governance Committee Charter
99.9*	Consent of Frost & Sullivan
107*	Filing Fee Table

*	To be filed by amendment
†	Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the issuer is relying on Rule 430B:

(A)	each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Xiamen, China, on the [    ] day of [   ] 2023.

LZ Technology Holdings Limited

By:
Name:	Runzhe Zhang
Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Runzhe Zhang and Weihua Chen, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/	Chief Executive Officer (Principal Executive Officer)	[ ], 2023
Runzhe Zhang

/s/	Chief Financial Officer (Principal Financial and Accounting Officer)	[ ], 2023
Weihua Chen

/s/	Chairman of the Board of Directors	[ ], 2023
Andong Zhang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of LZ Technology Holdings Limited has signed this registration statement or amendment thereto in New York on [   ], 2023.

[ ]
Authorized U.S. Representative

By:
Name:	[ ]
Title:	[ ]